Kronos Worldwide

2011

ANNUAL REPORT

KRONOS WORLDWIDE, INC. CORPORATE AND OTHER INFORMATION

Board of Directors

Kieth R. Coogan (a) (b)
Private Investor

C. H. Moore, Jr. (a)
Retired Partner
KPMG LLP

George E. Poston(a)(b)
President
Poston Real Estate Co. and
Poston Capital Co.

Glenn R. Simmons
Vice Chairman
Valhi, Inc.

Harold C. Simmons
Chairman

Dr. R. Gerald Turner(a)(b)
President
Southern Methodist University

Steven L. Watson
Vice Chairman
and Chief Executive Officer

Board Committees

(a) Audit Committee

(b) Management Development and Compensation Committee

Corporate and Operating Management

Harold C. Simmons
Chairman

Steven L. Watson
Vice Chairman
and Chief Executive Officer

Robert D. Graham
Executive Vice President
and General Counsel

Gregory M. Swalwell
Executive Vice President
and Chief Financial Officer

Douglas C. Weaver
Chairman, Executive Management Committee

Dr Ulfert Fiand
Vice Chairman, Executive Management Committee
and Chief Technology Officer

Klemens T. Schlueter
President, Manufacturing

H. Joseph Maas
President, Sales and Marketing

Brian W. Christian
Vice President, Strategic Business Development

Robert V. Cottone
Senior Vice President, Information Technology

Keith S. D'Souza
Vice President, Human Resources

Tim C. Hafer
Vice President and Controller

Janet G. Keckeisen
Vice President, Investor Relations

A. Andrew R. Louis
Vice President, Secretary and
Associate General Counsel

Kelly D. Luttmer
Vice President and Global Tax Director

John A. St. Wrba
Vice President and Treasurer

Product Information

Information about our products and services is available online or by contacting:

Kronos Worldwide, Inc.
5 Cedar Brook. Drive
Cranbury, NJ. 08512
Phone: (609) 860-6200
Customer Service: 1-800-866-5600.
Email: kronos.marketing@kronosww.com

Transfer Agent

Computershare acts as transfer agent, registrar and dividend paying agent for the Company's common stock.
Communications regarding stockholder accounts, dividends and change of address should be directed to:

Computershare Trust Company, N. A.
250 Royall Street
Canton, Massachusetts 02021
Telephone: (877) 373-6374
Internet address:
http://www.computershare.com/investor

Visit us on the Web
http://www.kronosww.com

Annual Meeting

The 2012 Annual Meeting of Stockholders will be held at the office of the Company, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697, on the date and time as set forth in the notice of the meeting, proxy statement and form of proxy that will be mailed to stockholders in advance of the meeting.

Form 10-K Report

The Company's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission is printed as part of this Annual Report. Additional copies are available without charge upon written request to:

Janet G. Keckeisen
Vice President, Investor Relations
Kronos Worldwide, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

Stock and Bond Exchanges

Kronos' common shares are listed on the New York Stock Exchange under the symbol "KRO."

Kronos International, Inc.'s 6.5% Senior Secured Notes Due 2013 are listed on the Luxembourg Stock Exchange and are quoted in the over-the-counter market in the U.S.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934:
For the fiscal year ended December 31, 2011
Commission file number 1-31763

KRONOS WORLDWIDE, INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	76-0294959
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697
(Address of principal executive offices)

Registrant's telephone number, including area code: (972) 233-1700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock ($.01 par value)	New York Stock Exchange

No securities are registered pursuant to Section 12(g) of the Act.

Indicate by check mark:

If the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

If the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes _X_ No __

If disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes _X_ No ___

Whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act). Large accelerated filer ____ Accelerated filer _X_ Non-accelerated filer ____ Smaller reporting company ____

Whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ___ No _X_

The aggregate market value of the 21.7 million shares of voting stock held by nonaffiliates of Kronos Worldwide, Inc. as of June 30, 2011 (the last business day of the Registrant's most recently-completed second fiscal quarter) approximated $682.0 million.

As of February 29, 2012, 115,902,098 shares of the Registrant's common stock were outstanding.

Documents incorporated by reference

The information required by Part III is incorporated by reference from the Registrant's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

Forward-Looking Information

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Statements in this Annual Report that are not historical facts are forward-looking in nature and represent management's beliefs and assumptions based on currently available information. In some cases, you can identify forward-looking statements by the use of words such as "believes," "intends," "may," "should," "could," "anticipates," "expects" or comparable terminology, or by discussions of strategies or trends. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we do not know if these expectations will be correct. Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results could differ materially from those predicted. The factors that could cause actual future results to differ materially from those described herein are the risks and uncertainties discussed in this Annual Report and those described from time to time in our other filings with the SEC include, but are not limited to, the following:

- Future supply and demand for our products
- The extent of the dependence of certain of our businesses on certain market sectors
- The cyclicality of our business
- Customer inventory levels
- Changes in raw material and other operating costs (such as energy and ore costs)
- Changes in the availability of raw materials (such as ore)
- General global economic and political conditions (such as changes in the level of gross domestic product in various regions of the world and the impact of such changes on demand for TiO_2)
- Competitive products and substitute products
- Customer and competitor strategies
- Potential consolidation of our competitors
- The impact of pricing and production decisions
- Competitive technology positions
- The introduction of trade barriers
- Possible disruption of our business, or increases in our cost of doing business, resulting from terrorist activities or global conflicts
- Fluctuations in currency exchange rates (such as changes in the exchange rate between the U.S. dollar and each of the euro, the Norwegian krone and the Canadian dollar), or possible disruptions to our business resulting from potential instability resulting from uncertainties associated with the euro
- Operating interruptions (including, but not limited to, labor disputes, leaks, natural disasters, fires, explosions, unscheduled or unplanned downtime and transportation interruptions)
- Our ability to renew or refinance credit facilities
- Our ability to maintain sufficient liquidity
- The ultimate outcome of income tax audits, tax settlement initiatives or other tax matters
- Our ability to utilize income tax attributes, the benefits of which have been recognized under the more-likely-than-not recognition criteria
- Environmental matters (such as those requiring compliance with emission and discharge standards for existing and new facilities)
- Government laws and regulations and possible changes therein

- The ultimate resolution of pending litigation (such as the matter described in Note 15 to our Consolidated Financial Statements)
- Possible future litigation.

Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of changes in information, future events or otherwise.

PART I

ITEM 1. BUSINESS

General

Kronos Worldwide, Inc. (NYSE: KRO) (Kronos), a Delaware corporation, is a leading global producer and marketer of value-added titanium dioxide pigments, or TiO_2, a base industrial product used in a wide range of applications. We, along with our distributors and agents, sell and provide technical services for our products to over 4,000 customers in approximately 100 countries with the majority of sales in Europe and North America. We believe we have developed considerable expertise and efficiency in the manufacture, sale, shipment and service of our products in domestic and international markets.

TiO_2 is a white inorganic pigment used in a wide range of products for its exceptional ability to impart whiteness, brightness, opacity and durability. TiO_2 is a critical component of everyday applications, such as coatings, plastics and paper, as well as many specialty products such as inks, food and cosmetics. TiO_2 is widely considered to be superior to alternative white pigments in large part due to its hiding power (or opacity), which is the ability to cover or mask other materials effectively and efficiently. TiO_2 is designed, marketed and sold based on specific end-use applications.

TiO_2 is the largest commercially used whitening pigment because it has a high refractive rating giving it more hiding power than any other commercially produced white pigment. In addition, TiO_2 has excellent resistance to interaction with other chemicals, good thermal stability and resistance to ultraviolet degradation. Although there are other white pigments on the market, we believe there are no effective substitutes for TiO_2 because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. Pigment extenders such as kaolin clays, calcium carbonate and polymeric opacifiers are used together with TiO_2 in a number of end-use markets. However, these products are not able to duplicate the opacity performance characteristics of TiO_2 and we believe these products are unlikely to have a significant impact on the use of TiO_2.

TiO_2 is considered a "quality-of-life" product. Demand for TiO_2 has generally been driven by worldwide gross domestic product and has generally increased with rising standards of living in various regions of the world. According to industry estimates, TiO_2 consumption has grown at a compound annual growth rate of approximately 3.3% since 1990. Per capita consumption of TiO_2 in the United States and Western Europe far exceeds that in other areas of the world, and these regions are expected to continue to be the largest consumers of TiO_2. We believe that North America and Western Europe currently account for approximately 16% and 22% of global TiO_2 consumption, respectively. Markets for TiO_2 are increasing in South America, Eastern Europe, the Far East and China and we believe these are significant markets that will continue to grow as economies in these regions continue to develop and quality-of-life products, including TiO_2, experience greater demand.

In recent years, global production capacity for TiO_2 has modestly increased primarily due to debottlenecking existing production facilities. However, during 2008 and 2009, several TiO_2 manufacturers permanently reduced capacity at high operating cost facilities in Europe, North America and China, in part in connection with environmental-related issues. Decreased capacity, along with the decline in customer inventories which occurred in the first half of 2009, led to industry-wide tightness in TiO_2 inventories. As a result of these factors, TiO_2 selling prices began to increase in the second half of 2009 and continued to increase throughout 2010 and 2011. Further increases in TiO_2 selling prices are expected to be implemented in 2012.

At December 31, 2011, approximately 50% of our common stock was owned by Valhi, Inc. (NYSE: VHI) and approximately 30% was owned by NL Industries, Inc. (NYSE: NL). Valhi also owns approximately 83% of NL Industries' outstanding common stock. Contran Corporation and its subsidiaries held approximately 95% of Valhi's outstanding common stock. Substantially all of Contran Corporation's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (for which Mr. Simmons is trustee), or is held by Mr. Simmons or other persons or entities related to Mr. Simmons. Consequently, Mr. Simmons may be deemed to control all of these companies.

Products and End-use Markets

We, including our predecessors, have produced and marketed TiO_2 in North America and Europe, our primary markets, for over 90 years. We believe that we are the largest producer of TiO_2 in Europe with approximately one-half of our sales volumes attributable to markets in Europe. The table below shows our market share for our significant markets, Europe and North America, for the last three years. Market share data prior to 2011 has been restated to include China, India and certain other smaller global markets.

	2009	2010	2011
Europe	18%	19%	19%
North America	17%	18%	17%

We believe that we are the leading seller of TiO_2 in several countries, including Germany, with an estimated 10% share of worldwide TiO_2 sales volume in 2011. Overall, we are the world's third-largest producer of TiO_2.

We offer our customers a broad portfolio of products that include over 40 different TiO_2 pigment grades under the *Kronos*® trademark which provide a variety of performance properties to meet customers' specific requirements. Our major customers include domestic and international paint, plastics, decorative laminate and paper manufacturers. We ship TiO_2 to our customers in either a powder or slurry form via rail, truck or ocean carrier. Sales of our core TiO_2 pigments represented approximately 92% of our net sales in 2011. We and our agents and distributors primarily sell and provide technical services for our products in three major end-use markets: coatings, plastics and paper.

The following tables show our approximate sales volume by geographic region and end use for the year ended December 31, 2011:

Sales Volumes Percentages by Geographic Region		**Sales Volumes Percentages by End-use**	
Europe	53%	Coatings	53%
North America	32%	Plastics	35%
Asia Pacific	10%	Other	8%
Rest of World	5%	Paper	4%

Some of the principal applications for our products include the following:

TiO_2 for Coatings - Our TiO_2 is used to provide opacity, durability, tinting strength and brightness in industrial coatings, as well as coatings for home interiors and exteriors, automobiles, aircraft, machines, appliances, traffic paint and other special purpose coatings. The amount of TiO_2 used in coatings varies widely depending on the opacity, color and quality desired. In general, the higher the opacity requirement of the coating, the greater is its TiO_2 content.

TiO_2 for Plastics - We produce TiO_2 pigments that improve the optical and physical properties in plastics, including whiteness and opacity. TiO_2 is used to provide opacity in items such as containers and packaging materials, and vinyl products such as windows, door profiles and siding. TiO_2 also generally provides hiding power, neutral undertone, brightness and surface durability for housewares, appliances, toys, computer cases and food packages. TiO_2's high brightness along with its opacity, is used in some engineering plastics to help mask their undesirable natural color. TiO_2 is also used in masterbatch, which is a concentrate of TiO_2 and other additives and is one of the largest uses for TiO_2 in the plastics end-use market. In masterbatch, the TiO_2 is dispersed at high concentrations into a plastic resin and is then used by manufacturers of plastic containers, bottles, packaging and agricultural films.

TiO_2 for Paper - Our TiO_2 is used in the production of several types of paper, including laminate (decorative) paper, filled paper and coated paper to provide whiteness, brightness, opacity and color stability. Although we sell our TiO_2 to all segments of the paper end-use market, our primary focus is on the TiO_2 grades used in paper laminates, where several layers of paper are laminated together using melamine resin under high temperature and pressure. The top layer of paper contains TiO_2 and plastic resin and is the layer that is printed with decorative patterns. Paper laminates are used to replace materials such as wood and tile for such applications as counter tops, furniture and wallboard. TiO_2 is beneficial in these applications because it assists in preventing the material from fading or changing color after prolonged exposure to sunlight and other weathering agents.

TiO_2 for Other Applications - We produce TiO_2 to improve the opacity and hiding power of printing inks. TiO_2 allows inks to achieve very high print quality while not interfering with the technical requirements of printing machinery, including low abrasion, high printing speed and high temperatures. Our TiO_2 is also used in textile applications where TiO_2 functions as an opacifying and delustering agent. In man-made fibers such as rayon and polyester, TiO_2 corrects an otherwise undesirable glossy and translucent appearance. Without the presence of TiO_2, these materials would be unsuitable for use in many textile applications.

We produce high purity sulfate process anatase TiO_2 used to provide opacity, whiteness and brightness in a variety of cosmetic and personal care products, such as skin cream, lipstick, eye shadow and toothpaste. Our TiO_2 is also found in food products, such as candy and confectionaries, and in pet foods where it is used to obtain uniformity of color and appearance. In pharmaceuticals, our TiO_2 is used commonly as a colorant in pill and capsule coatings as well as in liquid medicines to provide uniformity of color and appearance. Kronos® purified anatase grades meet the applicable requirements of the CTFA (Cosmetics, Toiletries and Fragrances Association), USP and BP (United States Pharmacopoeia and British Pharmacopoeia) and the FDA (United States Food and Drug Administration).

Our TiO_2 business is enhanced by the following three complementary businesses, which comprised approximately 8% of our net sales in 2011:

- We own and operate two ilmenite mines in Norway pursuant to a governmental concession with an unlimited term. We commenced production from our second mine in 2009. Ilmenite is a raw material used directly as a feedstock by some sulfate-process TiO_2 plants. We believe that we have a significant competitive advantage because our mines supply our feedstock requirements for all of our European sulfate-process plants. We also sell ilmenite ore to third-parties, some of whom are our competitors. The mines have estimated ilmenite reserves that are expected to last at least 50 years.

- We manufacture and sell iron-based chemicals, which are co-products and processed co-products of the sulfate and chloride process TiO_2 pigment production. These co-product chemicals are marketed through our Ecochem division and are primarily used as treatment and conditioning agents for industrial effluents and municipal wastewater as well as in the manufacture of iron pigments, cement and agricultural products.

- We manufacture and sell titanium oxychloride and titanyl sulfate, which are side-stream specialty products from the production of TiO_2. Titanium oxychloride is used in specialty applications in the formulation of pearlescent pigments, production of electroceramic capacitors for cell phones and other electronic devices. Titanyl sulfate productions are used in pearlescent pigments, natural gas pipe and other specialty applications.

Manufacturing, Operations and Properties

We produce TiO_2 in two crystalline forms: rutile and anatase. Rutile TiO_2 is manufactured using both a chloride production process and a sulfate production process, whereas anatase TiO_2 is only produced using a sulfate production process. Manufacturers of many end-use applications can use either form, especially during periods of TiO_2 supply tightness. The chloride process is the preferred form for use in coatings and plastics, the two largest end-use markets. Due to environmental factors and customer considerations, the proportion of TiO_2 industry sales represented by chloride process pigments has increased relative to sulfate process pigments and in 2011, chloride process production facilities represented approximately 55% of industry capacity. The sulfate process is preferred for use in selected paper products, ceramics, rubber tires, man-made fibers, food and cosmetics. Once an intermediate TiO_2 pigment has been produced by either the chloride or sulfate process, it is "finished" into products with specific performance characteristics for particular end-use applications through proprietary processes involving various chemical surface treatments and intensive micronizing (milling).

- *Chloride Process* - The chloride process is a continuous process in which chlorine is used to extract rutile TiO_2. This process has also gained market share over the sulfate process because of the relatively lower upfront capital investment in plant and equipment required. The chloride process produces less waste than the sulfate process because much of the chlorine is recycled and feedstock bearing higher titanium content is used. The chloride process also has lower energy requirements and is less labor-intensive than the sulfate process. The chloride process produces an intermediate base pigment with a wide range of properties.

- *Sulfate Process* - The Sulfate process is a batch process in which sulfuric acid is used to extract the TiO_2 from ilmenite or titanium slag. After separation from the impurities in the ore (mainly iron) the TiO_2 is precipitated and calcined to form an intermediate base pigment ready for sale or can be upgraded through finishing treatments.

We produced 550,000 metric tons of TiO_2 in 2011, up from the 524,000 metric tons we produced in 2010. Our TiO_2 production in 2011 was a new record for us. Such production amounts include our 50% interest in the TiO_2 manufacturing joint venture discussed below in "TiO_2 Manufacturing Joint Venture." Our average production capacity utilization rates were approximately 76% in 2009, near full capacity in 2010 and at full capacity in 2011. In late 2008, and as a result of the sharp decline in global demand, we experienced a build up in our inventory levels. In order to decrease our inventory levels and improve our liquidity, we implemented production curtailments during the first half of 2009. Consequently, our average production capacity utilization rates were approximately 58% during the first half of 2009 as compared to 94% during the second half of 2009.

We operate four TiO_2 plants in Europe (one in each of Leverkusen, Germany; Nordenham, Germany; Langerbrugge, Belgium; and Fredrikstad, Norway). In North America, we have a TiO_2 plant in Varennes, Quebec, Canada and, through the manufacturing joint venture described below in "TiO_2 Manufacturing Joint Venture," a 50% interest in a TiO_2 plant in Lake Charles, Louisiana.

Our production capacity in 2011 was 550,000 metric tons, approximately three-fourths of which was from the chloride production process.

The following table presents the division of our expected 2012 manufacturing capacity by plant location and type of manufacturing process:

Facility	Description	% of Capacity by TiO_2 Manufacturing Process	
		Chloride	Sulfate
Leverkusen, Germany (1)	TiO_2 production, chloride and sulfate process, co-products	39%	26%
Nordenham, Germany	TiO_2 production, sulfate process, co-products	-	40
Langerbrugge, Belgium	TiO_2 production, chloride process, co-products, titanium chemicals products	21	-
Fredrikstad, Norway (2)	TiO_2 production, sulfate process, co-products	-	21
Varennes, Canada	TiO_2 production, chloride and sulfate process, slurry facility, titanium chemicals products	21	13
Lake Charles, LA, US (3)	TiO_2 production, chloride process	19	-
Total		100%	100%

(1) The Leverkusen facility is located within an extensive manufacturing complex owned by Bayer AG. We own the Leverkusen facility, which represents about one-third of our current TiO_2 production capacity, but we lease the land under the facility from Bayer under a long-term agreement which expires in 2050. Lease payments are periodically negotiated with Bayer for periods of at least two years at a time. A majority-owned subsidiary of Bayer provides some raw materials including chlorine, auxiliary and operating materials, utilities and services necessary to operate the Leverkusen facility under separate supplies and services agreements.

(2) The Fredrikstad plant is located on public land and is leased until April 2013 with an option to extend the lease for an additional 50 years.

(3) We operate this facility in a 50/50 joint venture with Tioxide Americas Inc., a subsidiary of Huntsman Corporation and the amount indicated in the table above represents our share of the TiO_2 produced by the joint venture. See Note 5 to our Consolidated Financial Statements and "TiO_2 Manufacturing Joint Venture."

We own the land underlying all of our principle production facilities unless otherwise indicated in the table above.

Our production capacity has increased by approximately 20% over the past ten years due to debottlenecking programs, with only moderate capital expenditures. We believe that our annual attainable production capacity for 2012 is approximately 550,000 metric tons and we currently expect we will operate at near full production capacity for the year.

We also operate two ilmenite mines in Norway pursuant to a governmental concession with an unlimited term. In addition, we operate a rutile slurry manufacturing plant in Lake Charles, Louisiana, which converts dry pigment manufactured at the Lake Charles TiO_2 facility for us into a slurry form that is then shipped to customers.

We have various corporate and administrative offices located in the U.S., Germany, Norway, Canada and Belgium and various sales offices located in the U.S., Canada, Belgium, France, the Netherlands and the United Kingdom.

TiO_2 Manufacturing Joint Venture

Kronos Louisiana, Inc., one of our subsidiaries, and a subsidiary of Huntsman Corporation each own a 50% interest in a manufacturing joint venture, Louisiana Pigment Company, L.P., or LPC. LPC owns and operates a chloride-process TiO_2 plant located in Lake Charles, Louisiana. We and Huntsman share production from the plant equally pursuant to separate offtake agreements.

A supervisory committee directs the business and affairs of the joint venture, including production and output decisions. This committee is composed of four members, two of whom we appoint and two of whom Huntsman appoints. Two general managers manage the operations of the joint venture acting under the direction of the supervisory committee. We appoint one general manager and Huntsman appoints the other.

We are required to purchase one-half of the TiO_2 produced by the joint venture. The joint venture is not consolidated in our financial statements, because we do not control it. We account for our interest in the joint venture by the equity method. The joint venture operates on a break-even basis and therefore we do not have any equity in earnings of the joint venture. We share all costs and capital expenditures equally with Huntsman with the exception of raw material and packaging costs for the pigment grades produced. Our share of net costs is reported as cost of sales as the TiO_2 is sold. See Notes 5 and 14 to our Consolidated Financial Statements.

Raw Materials

The primary raw materials used in chloride process TiO_2 are titanium-containing feedstock (natural rutile ore or purchased slag), chlorine and coke. Chlorine is available from a number of suppliers, while petroleum coke is available from a limited number of suppliers. Titanium-containing feedstock suitable for use in the chloride process is available from a limited but increasing number of suppliers principally in Australia, South Africa, Canada, India and the United States. We purchase chloride process grade slag from Rio Tinto Iron and Titanium under a long-term supply contract that expires at the end of 2016 and from Exxaro TSA Sands (PTY) LTD under a supply contract that expires in December 2012. We purchase upgraded slag from Q.I.T. Fer et Titane Inc. (a subsidiary of Rio Tinto Iron and Titanium) under a long-term supply contract that expires at the end of 2015. We purchase natural rutile ore primarily from Iluka Resources, Limited under contracts that expire in 2012. In the past we have been, and we expect that we will continue to be, successful in obtaining long-term extensions to these and other existing supply contracts prior to their expiration. We expect the raw materials purchased under these contracts to meet our chloride process feedstock requirements over the next several years.

The primary raw materials used in sulfate process TiO_2 are titanium-containing feedstock, primarily ilmenite or purchased sulfate grade slag and sulfuric acid. Sulfuric acid is available from a number of suppliers. Titanium-containing feedstock suitable for use in the sulfate process is available from a limited number of suppliers principally in Norway, Canada, Australia, India and South Africa. As one of the few vertically-integrated producers of sulfate process TiO_2, we operate two rock ilmenite mines in Norway, which provided all of the feedstock for our European sulfate process TiO_2 plants in 2011. We expect ilmenite production from our mines to meet our European sulfate process feedstock requirements for the foreseeable future. For our Canadian sulfate process plant, we also purchase sulfate grade slag primarily from Q.I.T. Fer et Titane Inc. (a subsidiary of Rio Tinto Iron and Titanium), under a long-term supply contract that expires at the end of 2014. We expect the raw materials purchased under these contracts to meet our sulfate process feedstock requirements over the next several years.

Many of our raw material contracts contain fixed quantities we are required to purchase, or specify a range of quantities within which we are required to purchase. The pricing under these agreements is generally negotiated quarterly or semi-annually depending upon the suppliers.

The following table summarizes our raw materials purchased or mined in 2011.

Production Process/Raw Material	**Raw Materials Procured or Mined**
	(In thousands of metric tons)
Chloride process plants:	
Purchased slag or rutile ore	486
Sulfate process plants:	
Ilmenite ore mined and used internally	326
Purchased slag	25

Sales and Marketing

Our marketing strategy is aimed at developing and maintaining strong customer relationships with new and existing accounts. Because TiO_2 represents a significant raw material cost for our customers, the purchasing decisions are often made by our customers' senior management. We work to maintain close relationships with the key decision makers, through in-depth frequent in-person meetings. We endeavor to extend these commercial and technical relationships to multiple levels within our customers' organization using our direct sales force and technical service group to accomplish this objective. We believe this has helped build customer loyalty to Kronos and strengthened our competitive position. Close cooperation and strong customer relationships enable us to stay closely attuned to trends in our customers' businesses. Where appropriate, we work in conjunction with our customers to solve formulation or application problems by modifying specific product properties or developing new pigment grades. We also focus our sales and marketing efforts on those geographic and end-use market segments where we believe we can realize higher selling prices. This focus includes continuously reviewing and optimizing our customer and product portfolios.

Our marketing strategy is also aimed at working directly with customers to monitor the success of our products in their end-use applications, evaluate the need for improvements in product and process technology and identify opportunities to develop new product solutions for our customers. Our marketing staff closely coordinates with our sales force and technical specialists to ensure that the needs of our customers are met, and to help develop and commercialize new grades where appropriate.

We sell a majority of our products through our direct sales force operating from six sales offices in Europe and one sales office in North America. We also utilize sales agents and distributors who are authorized to sell our products in specific geographic areas. In Europe, our sales efforts are conducted primarily through our direct sales force and our sales agents. Our agents do not sell any TiO_2 products other than Kronos® brand products. In North America, our sales are made primarily through our direct sales force and supported by a network of distributors. In addition to our direct sales force and sales agents, many of our sales agents also act as distributors to service our smaller customers in all regions. We offer the same high level of customer and technical service to the customers who purchase our products through distributors as we offer to our larger customers serviced by our direct sales force.

We sell to a diverse customer base and no single customer made up more than 10% of our sales for 2011. Our largest ten customers accounted for approximately 30% of sales in 2011.

Neither our business as a whole nor that of any of our principal product groups is seasonal to any significant extent. However, TiO_2 sales are generally higher in the second and third quarters of the year, due in part to the increase in paint production in the spring to meet demand during the spring and summer painting seasons. We have historically operated our production facilities at near full capacity rates throughout the entire year, which among other things helps to minimize our per-unit production costs. As a result, we normally will build inventories during the first and fourth quarters of each year, in order to maximize our product availability during the higher demand periods normally experienced in the second and third quarters.

Competition

The TiO_2 industry is highly competitive. We compete primarily on the basis of price, product quality, technical service and the availability of high performance pigment grades. Since TiO_2 is not a traded commodity, its pricing is largely a product of negotiation between suppliers and their respective customers. Although certain TiO_2 grades are considered specialty pigments, the majority of our grades and substantially all of our production are considered commodity pigments with price and availability being the most significant competitive factors along with quality and customer service. During 2011, we had an estimated 10% share of worldwide TiO_2 sales volume, and based on sales volumes, we believe we are the leading seller of TiO_2 in several countries, including Germany.

Our principal competitors are E.I. du Pont de Nemours & Co., or Dupont; Millennium Inorganic Chemicals, Inc. (a subsidiary of National Titanium Dioxide Company Ltd.), or Cristal; Huntsman Corporation; Tronox Incorporated; and Sachtleben Chemie GmbH. The top five TiO_2 producers account for approximately 59% of the world's production capacity.

The following chart shows our estimate of worldwide production capacity in 2011:

Worldwide Production Capacity - 2011	
DuPont	20%
Cristal	12%
Kronos	10%
Huntsman	9%
Tronox	8%
Other	41%

DuPont has over one-half of total North American TiO_2 production capacity and is our principal North American competitor. Tronox filed for Chapter 11 bankruptcy protection in January 2009 and continued to operate as a debtor-in-possession until February 2011, at which time it emerged from Chapter 11. During 2011, Tronox agreed to participate in certain transactions that, if approved, would give Exxaro Mineral Sands, a major producer of titanium ore feedstock, an ownership interest in Tronox. There can be no assurance that such transactions involving Tronox would be approved and completed.

Over the past ten years, we and our competitors have increased industry capacity through debottlenecking projects, which in part compensated for the shut down of TiO_2 plants in France, the United States, the United Kingdom and China. In addition, in May 2011, Dupont announced a comprehensive plan to add approximately 350,000 metric tons of global capacity in the next three years. Although overall industry demand is expected to be higher in 2012 as compared to 2011 as a result of improving worldwide economic conditions, we do not expect any other significant efforts will be undertaken by us or our competitors to further increase capacity for the foreseeable future, other than through debottlenecking projects. If actual developments differ from our expectations, the TiO_2 industry's performance and that of our own could be unfavorably affected.

The TiO_2 industry is characterized by high barriers to entry consisting of high capital costs, proprietary technology and significant lead times (typically three to five years in our experience) required to construct new facilities or expand existing capacity. In addition, we believe the suppliers of titanium-containing feedstock do not currently have the ability to supply the raw materials that would be required to operate any such new TiO_2 production capacity until they have invested in additional infrastructure required to expand their own production capacity, which we believe will take a few years to complete. We believe it is unlikely any new TiO_2 plants will be constructed in Europe or North America in the foreseeable future.

Research and Development

We employ scientists, chemists, process engineers and technicians who are engaged in research and development, process technology and quality assurance activities in Leverkusen, Germany. These individuals have the responsibility for improving chloride and sulfate production processes, improving product quality and strengthening our competitive position by developing new applications. Our expenditures for these activities were approximately $12 million in 2009, $13 million in 2010 and $20 million in 2011. We expect to spend approximately $22 million on research and development in 2012.

We continually seek to improve the quality of our grades and have been successful at developing new grades for existing and new applications to meet the needs of our customers and increase product life cycles. Since 2006, we have added five new grades for plastics and coatings.

Patents, Trademarks, Trade Secrets and Other Intellectual Property Rights

We have a comprehensive intellectual property protection strategy that includes obtaining, maintaining and enforcing our patents, primarily in the United States, Canada and Europe. We also protect our trademark and trade secret rights and have entered into license agreements with third parties concerning various intellectual property matters. We have also from time to time been involved in disputes over intellectual property.

Patents - We have obtained patents and have numerous patent applications pending that cover our products and the technology used in the manufacture of our products. Our patent strategy is important to us and our continuing business activities. In addition to maintaining our patent portfolio, we seek patent protection for our technical developments, principally in the United States, Canada and Europe. U.S. Patents are generally in effect for 20 years from the date of filing. Our U.S. patent portfolio includes patents having remaining terms ranging from one year to 20 years.

Trademarks and Trade Secrets - Our trademarks, including Kronos®, are covered by issued and/or pending registrations, including in Canada and the United States. We protect the trademarks that we use in connection with the products we manufacture and sell and have developed goodwill in connection with our long-term use of our trademarks. We conduct research activities in secret and we protect the confidentiality of our trade secrets through reasonable measures, including confidentiality agreements and security procedures. We rely upon unpatented proprietary knowledge and continuing technological innovation and other trade secrets to develop and maintain our competitive position. Our proprietary chloride production process is an important part of our technology and our business could be harmed if we fail to maintain confidentiality of our trade secrets used in this technology.

Employees

As of December 31, 2011, we employed the following number of people:

Europe	1,985
Canada	440
United States (1)	45
Total	2,470

(1) Excludes employees of our Louisiana joint venture.

Certain employees at each of our production facilities are organized by labor unions. In Europe, our union employees are covered by master collective bargaining agreements for the chemical industry that are generally renewed annually. In Canada, our union employees are covered by a collective bargaining agreement that expires in 2013.

Regulatory and Environmental Matters

Our operations and properties are governed by various environmental laws and regulations, which are complex, change frequently and have tended to become stricter over time. These environmental laws govern, among other things, the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. Certain of our operations are, or have been, engaged in the generation, storage, handling, manufacture or use of substances or compounds that may be considered toxic or hazardous within the meaning of applicable environmental laws and regulations. As with other companies engaged in similar businesses, certain of our past and current operations and products have the potential to cause environmental or other damage. We have implemented and continue to implement various policies and programs in an effort to minimize these risks. Our policy is to comply with applicable environmental laws and regulations at all our facilities and to strive to improve our environmental performance. It is possible that future developments, such as stricter requirements in environmental laws and enforcement policies, could adversely affect our operations, including production, handling, use, storage, transportation, sale or disposal of hazardous or toxic substances or require us to make capital and other expenditures to comply, and could adversely affect our consolidated financial position and results of operations or liquidity.

Our U.S. manufacturing operations are governed by federal, state and local environmental and worker health and safety laws and regulations. These include the Resource Conservation and Recovery Act, or RCRA, the Occupational Safety and Health Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, or CERCLA, as well as the state counterparts of these statutes. Some of these laws hold current or previous owners or operators of real property liable for the costs of cleaning up contamination, even if these owners or operators did not know of, and were not responsible for, such contamination. These laws also assess liability on any person who arranges for the disposal or treatment of hazardous substances, regardless of whether the affected site is owned or operated by such person. Although we have not incurred and do not currently anticipate any material liabilities in connection with such environmental laws, we may be required to make expenditures for environmental remediation in the future.

While the laws regulating operations of industrial facilities in Europe vary from country to country, a common regulatory framework is provided by the European Union, or the EU. Germany and Belgium are members of the EU and follow its initiatives. Norway is not a member but generally patterns its environmental regulatory actions after the EU.

At our sulfate plant facilities in Germany, we recycle spent sulfuric acid either through contracts with third parties or at our own facilities. In addition, at our German locations we have a contract with a third-party to treat certain sulfate-process effluents. At our Norwegian plant, we ship spent acid to a third party location where it is used as a neutralization agent. These contracts may be terminated by either party after giving three or four years advance notice, depending on the contract.

From time to time, our facilities may be subject to environmental regulatory enforcement under U.S. and non-U.S. statutes. Typically we establish compliance programs to resolve these matters. Occasionally, we may pay penalties. To date such penalties have not involved amounts having a material adverse effect on our consolidated financial position, results of operations or liquidity. We believe that all of our facilities are in substantial compliance with applicable environmental laws.

In December 2006, the EU approved Registration, Evaluation and Authorization of Chemicals, or REACH, which took effect on June 1, 2007 and will be phased in over an 11-year period from the implementation date. Under REACH, companies that manufacture or import more than one ton of a chemical substance per year in the EU will be required to register such chemical substances in a central data base. REACH affects our European operations by imposing a testing, evaluation and registration program for many of the chemicals we use or produce in Europe. Under REACH, substances of very high concern may require authorization for further use and may also be restricted in the future, which could increase our production costs. We have established a REACH team that is working to identify and list all substances purchased, manufactured or imported by or for us in the EU. We spent $.7 million in 2009, $2.6 million in 2010 and $.4 million in 2011 on REACH compliance and we do not anticipate that future compliance costs will be material to us.

Our capital expenditures related to ongoing environmental compliance, protection and improvement programs, including capital expenditures which are primarily focused on increased operating efficiency but also result in improved environmental protection such as lower emissions from our manufacturing facilities, were $30.2 million in 2011 and are currently expected to be approximately $26 million in 2012.

Website and other available information

Our fiscal year ends December 31. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available on our website at www.kronosww.com. These reports are available on the website, without charge, as soon as is reasonably practicable after we file or furnish them electronically with the Securities and Exchange Commission, or SEC. Additional information regarding us, including our Audit Committee charter, Code of Business Conduct and Ethics and our Corporate Governance Guidelines, can also be found at this website. Information contained on our website is not part of this report. We will also provide free copies of such documents upon written request. Such requests should be directed to the Corporate Secretary at our address on the cover page of this Form 10-K.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer and the SEC maintains an internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

ITEM 1A. RISK FACTORS

Below are certain risk factors associated with our business. In addition to the potential effect of these risk factors discussed below, any risk factor which could result in reduced earnings or operating losses, or reduced liquidity, could in turn adversely affect our ability to service our liabilities or pay dividends on our common stock or adversely affect the quoted market prices for our securities.

Demand for, and prices of, certain of our products are influenced by changing market conditions for our products, which may result in reduced earnings or operating losses.

Approximately 92% of our revenues are attributable to sales of TiO_2. Pricing within the global TiO_2 industry over the long term is cyclical and changes in economic conditions, especially in Western industrialized nations, can significantly impact our earnings and operating cash flows. Historically, the markets for many of our products have experienced alternating periods of increasing and decreasing demand. Relative changes in the selling prices for our products are one of the main factors that affect the level of our profitability. In periods of increasing demand, our selling prices and profit margins generally will tend to increase, while in periods of decreasing demand our selling prices and profit margins generally tend to decrease. In addition, pricing may affect customer inventory levels as customers may from time to time accelerate purchases of TiO_2 in advance of anticipated price increases or defer purchases of TiO_2 in advance of anticipated price decreases. Our ability to further increase capacity without additional investment in greenfield or brownfield capacity increases may be limited and as a result, our profitability may become even more dependent upon the selling prices of our products.

The demand for TiO_2 during a given year is also subject to annual seasonal fluctuations. TiO_2 sales are generally higher in the second and third quarters of the year. This is due in part to the increase in paint production in the spring to meet demand during the spring and summer painting season.

The TiO_2 industry is concentrated and highly competitive and we face price pressures in the markets in which we operate, which may result in reduced earnings or operating losses.

The global market in which we operate our business is concentrated with the top five TiO_2 producers accounting for 59% of the world's production capacity and is highly competitive. Competition is based on a number of factors, such as price, product quality and service. Some of our competitors may be able to drive down prices for our products because their costs are lower than our costs. In addition, some of our competitors' financial, technological and other resources may be greater than our resources and such competitors may be better able to withstand changes in market conditions. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Further, consolidation of our competitors or customers may result in reduced demand for our products or make it more difficult for us to compete with our competitors. The occurrence of any of these events could result in reduced earnings or operating losses.

Higher costs or limited availability of our raw materials may reduce our earnings and decrease our liquidity. In addition, many of our raw material contracts contain fixed quantities we are required to purchase.

The number of sources for and availability of certain raw materials is specific to the particular geographical region in which a facility is located. For example, titanium-containing feedstocks suitable for use in our TiO_2 facilities are available from a limited number of suppliers around the world. Political and economic instability in the countries from which we purchase our raw material supplies could adversely affect their availability. If our worldwide vendors were unable to meet their contractual obligations and we were unable to obtain necessary raw materials, we could incur higher costs for raw materials or may be required to reduce production levels. We expect our feedstock ore costs will be significantly higher in 2012 as compared to 2011. In addition, we may also experience higher operating costs such as energy costs, which could affect our profitability. We may not always be able to increase our selling prices to offset the impact of any higher costs or reduced production levels, which could reduce our earnings and decrease our liquidity.

We have long-term supply contracts that provide for our TiO_2 feedstock requirements that currently expire through 2016, most of which we may be able to renew. We may not be successful in renewing these contracts or in obtaining long-term extensions to these contracts prior to expiration. The agreements require us to purchase certain minimum quantities of feedstock with minimum purchase commitments aggregating approximately $2.6 billion at December 31, 2011. In addition, we have other long-term supply and service contracts that provide for various raw materials and services. These agreements require us to purchase certain minimum quantities or services with minimum purchase commitments aggregating approximately $87 million at December 31, 2011. Our commitments under these contracts could adversely affect our financial results if we significantly reduce our production and were unable to modify the contractual commitments.

Our leverage may impair our financial condition or limit our ability to operate our businesses.

We currently have a significant amount of debt. As of December 31, 2011, our total consolidated debt was approximately $365.1 million, which relates primarily to our senior secured notes. Our level of debt could have important consequences to our stockholders and creditors, including:

- making it more difficult for us to satisfy our obligations with respect to our liabilities;
- increasing our vulnerability to adverse general economic and industry conditions;
- requiring that a portion of our cash flows from operations be used for the payment of interest on our debt, which reduces our ability to use our cash flow to fund working capital, capital expenditures, dividends on our common stock, acquisitions or general corporate requirements;
- limiting the ability of our subsidiaries to pay dividends to us;
- limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or general corporate requirements;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- placing us at a competitive disadvantage relative to other less leveraged competitors.

In addition to our indebtedness, we are party to various lease and other agreements pursuant to which, along with our indebtedness, we are committed to pay approximately $819.9 million in 2012. Our ability to make payments on and refinance our debt and to fund planned capital expenditures depends on our future ability to generate cash flow. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds under our subsidiaries' credit facilities in the future will, in some instances, depend in part on these subsidiaries' ability to maintain specified financial ratios and satisfy certain financial covenants contained in the applicable credit agreement.

Our business may not generate cash flows from operating activities sufficient to enable us to pay our debts when they become due and to fund our other liquidity needs. As a result, we may need to refinance all or a portion of our debt before maturity. We may not be able to refinance any of our debt in a timely manner on favorable terms, if at all, in the current credit markets. Any inability to generate sufficient cash flows or to refinance our debt on favorable terms could have a material adverse effect on our financial condition.

Global climate change legislation could negatively impact our financial results or limit our ability to operate our businesses.

We operate production facilities in several countries. In many of the countries in which we operate, legislation has been passed, or proposed legislation is being considered, to limit greenhouse gases through various means, including emissions permits and/or energy taxes. In several of our production facilities, we consume large amounts of energy, primarily electricity and natural gas. To date, the permit system in effect in the various countries in which we operate has not had a material adverse effect on our financial results. However, if further greenhouse gas legislation were to be enacted in one or more countries, it could negatively impact our future results from operations through increased costs of production, particularly as it relates to our energy requirements or our need to obtain emissions permits. If such increased costs of production were to materialize, we may be unable to pass price increases onto our customers to compensate for increased production costs, which may decrease our liquidity, operating income and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Information on our properties is incorporated by reference to Item 1: Manufacturing, Operations and Properties above. Our corporate headquarters is located in Dallas, Texas. See Note 15 to our Consolidated Financial Statements for information on our leases.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various environmental, contractual, intellectual property, product liability and other claims and disputes incidental to our business. Information called for by this Item is incorporated by reference to Note 15 to our Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed and traded on the New York Stock Exchange (symbol: KRO). As of February 29, 2012, there were approximately 2,800 holders of record of our common stock. The following table sets forth the high and low closing per share sales price for our common stock for the periods indicated according to Bloomberg and dividends paid during such periods. On February 29, 2012 the closing price of our common stock was $23.37.

	High	Low	Cash Dividends Paid
Year ended December 31, 2010			
First Quarter	$ 8.60	$ 6.78	$ -
Second Quarter	10.13	7.33	-
Third Quarter	19.92	9.08	-
Fourth Quarter	22.39	18.08	.125
Year ended December 31, 2011			
First Quarter	$ 29.50	$ 20.41	$ .625
Second Quarter	31.47	24.76	.15
Third Quarter	33.92	16.08	.15
Fourth Quarter	23.16	15.13	.15
January 1, 2012 through February 29, 2012	$ 24.58	$ 18.77	-

Prior to 2009, we paid a regular quarterly dividend to stockholders of $.125 per share. In February 2009, our board of directors decided to suspend our quarterly dividend after considering the challenges and uncertainties that existed in the TiO_2 industry at the time. In October 2010, our board of directors determined to resume our regular quarterly dividend. In determining to resume the dividend, the board considered our results of operations, financial condition, cash requirements for our business, the current long-term outlook for our business and other factors deemed relevant by the board. Cash dividends in the first quarter of 2011 include a $.50 per share special dividend. The declaration and payment of future dividends is discretionary, and the amount, if any, will be dependent upon such factors. There are currently no restrictions on our ability to pay dividends. In February 2012, our board of directors declared the first quarter 2012 regular quarterly dividend of $.15 per share, payable on March 22, 2012 to stockholders of record as of March 8, 2012.

In December 2010 our board of directors authorized the repurchase of up to 2.0 million shares of our common stock in open market transactions, including block purchases, or in privately-negotiated transactions at unspecified prices and over an unspecified period of time. To date, we have not made any repurchases under the plan and all 2.0 million shares are available for repurchase. See Note 13 to our Consolidated Financial Statements.

In November 2010, we completed a secondary public offering of 8.97 million shares of our common stock in an underwritten offering for net proceeds of $337.6 million. See Note 13 to our Consolidated Financial Statements.

In May 2011, we amended our certificate of incorporation to increase the authorized number of shares of our common stock from 60 million to 240 million. Also in May 2011, we implemented a 2-for-1 split of our common stock effected in the form of a stock dividend. Other than the disclosure of the authorized number of shares of our common stock discussed in the preceding sentence, we have adjusted all share and per-share disclosures for all periods presented in our condensed consolidated financial statements, and the high and low stock prices and quarterly dividends in the table above, to give effect to the stock split.

Performance graph

Set forth below is a table and line graph comparing the yearly change in our cumulative total stockholder return on our common stock against the cumulative total return of the S&P Composite 500 Stock Index and the S&P 500 Diversified Chemicals Index. The graph shows the value at December 31 of each year, assuming an original investment of $100 at December 31, 2006 and reinvestment of cash dividends and other distributions to stockholders.

	2006	2007	2008	2009	2010	2011
Kronos common stock	$100	$ 56	$ 40	$ 56	$147	$130
S&P 500 Composite Stock Index	100	105	66	84	97	99
S&P 500 Diversified Chemicals Index	100	99	52	83	118	110


$150
$125
$100
$75
$50
$25
$0
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Kronos
S&P Composite Index
S&P Diversified Chemicals

The information contained in the performance graph shall not be deemed "soliciting material" or "filed" with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act, except to the extent we specifically request that the material be treated as soliciting material or specifically incorporate this performance graph by reference into a document filed under the Securities Act or the Securities Exchange Act.

Equity compensation plan information

We have an equity compensation plan, which was approved by our stockholders, which provides for the discretionary grant to our employees and directors of, among other things, options to purchase our common stock and stock awards. As of December 31, 2011 there were no options outstanding to purchase shares of our common stock and approximately 115,500 shares were available for future grant or issuance.

In February 2012, our board of directors voted to replace the existing long-term incentive plan with a new plan pursuant to which an aggregate of 200,000 shares of our common stock can be awarded to members of our board of directors. The new plan is subject to shareholders' approval at our May 2012 shareholder meeting. See Note 13 to our Consolidated Financial Statements.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our Consolidated Financial Statements and Item 7 - *"Management's Discussion and Analysis of Financial Condition and Results of Operations."*

	Years ended December 31,				
	2007	2008	2009	2010	2011
	(In millions, except per share data and TiO_2 operating statistics)				
STATEMENTS OF OPERATIONS DATA:					
Net sales	$ 1,310.3	$ 1,316.9	$ 1,142.0	$ 1,449.7	**$ 1,943.3**
Gross margin	251.4	220.6	130.3	345.3	**748.4**
Income (loss) from operations	84.9	47.2	(15.7)	178.4	**546.5**
Net income (loss)	(66.7)	9.0	(34.7)	130.6	**321.0**
Net income (loss) per share (1), (2)	(.68)	.09	(.35)	1.29	**2.77**
Cash dividends per share (2)	.50	.50	-	.125	**1.075**
BALANCE SHEET DATA (at year end):					
Total assets	$ 1,455.0	$ 1,358.7	$ 1,325.0	$ 1,707.6	**$ 1,823.9**
Notes payable and long-term debt including current maturities	606.2	638.5	613.2	539.6	**365.1**
Common stockholders' equity (1)	411.0	317.9	312.5	761.2	**924.3**
STATEMENTS OF CASH FLOW DATA:					
Net cash provided by (used in):					
Operating activities	$ 90.0	$ 2.7	$ 86.3	$ 126.0	**$ 295.6**
Investing activities	(47.4)	(68.1)	(23.7)	(145.8)	**(218.1)**
Financing activities (1)	(39.8)	10.3	(49.8)	295.1	**(299.6)**
TiO_2 OPERATING STATISTICS:					
Sales volume (3)	519	478	445	528	**503**
Production volume (3)	512	514	402	524	**550**
Production capacity at beginning of year (3)	525	532	532	532	**532**
Production rate as a percentage of capacity	98%	97%	76%	99%	**103%**

(1) In November, 2010, we completed a secondary public offering of 8.97 million shares of our common stock in an underwritten offering for net proceeds of $337.6 million. Net income per share for 2010 reflects the impact of the issuance of the 8.97 million shares of common stock in November 2010. See Note 13 to our Consolidated Financial Statements.

(2) In May 2011, we implemented a 2-for-1 stock split of our common stock effected in the form of a stock dividend. All per share disclosures above reflect this stock split. Cash dividends in 2011 include a $.50 per share special dividend paid to stockholders in the first quarter of 2011. See Note 13 to our Consolidated Financial Statements.
(3) Metric tons in thousands

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Business overview

We are a leading global producer and marketer of value-added TiO_2. TiO_2 is used for a variety of manufacturing applications, including plastics, paints, paper and other industrial products. During 2011, approximately one-half of our sales volumes were sold into European markets. We believe we are the largest producer of TiO_2 in Europe with an estimated 19% share of European TiO_2 sales volumes in 2011. In addition, we estimate we have a 17% share of North American TiO_2 sales volumes in 2011. Our production facilities are located throughout Europe and North America.

We consider TiO_2 to be a "quality of life" product, with demand affected by gross domestic product, or GDP, and overall economic conditions in our markets located in various regions of the world. Over the long-term, we expect demand for TiO_2 will grow by 2% to 3% per year, consistent with our expectations for the long-term growth in GDP. However, even if we and our competitors maintain consistent shares of the worldwide market, demand for TiO_2 in any interim or annual period may not change in the same proportion as the change in GDP, in part due to relative changes in the TiO_2 inventory levels of our customers. We believe that our customers' inventory levels are influenced in part by their expectation for future changes in market TiO_2 selling prices as well as their expectation for future availability of product. Although certain of our TiO_2 grades are considered specialty pigments, the majority of our grades and substantially all of our production are considered commodity pigment products with price and availability being the most significant competitive factors along with quality and customer service.

The factors having the most impact on our reported operating results are:

- Our TiO_2 sales and production volumes,
- TiO_2 selling prices,
- Currency exchange rates (particularly the exchange rate for the U.S. dollar relative to the euro, the Norwegian krone and the Canadian dollar) and
- Manufacturing costs, particularly raw materials, maintenance and energy-related expenses.

Our key performance indicators are our TiO_2 average selling prices and our level of TiO_2 sales and production volumes. TiO_2 selling prices generally follow industry trends and prices will increase or decrease generally as a result of competitive market pressures.

In addition, our effective income tax rate in each of 2009, 2010 and 2011 has been impacted by certain favorable and unfavorable developments discussed below.

Executive Summary

We reported net income of $321.0 million, or $2.77 per share for 2011, compared to net income of $130.6 million, or $1.29 per share for 2010. Our earnings per share increased from 2010 to 2011 primarily due to the net effects of (i) higher income from operations in 2011 resulting principally from higher average selling prices and higher production volumes in 2011, and (ii) a non-cash deferred income tax benefit recognized in the first quarter of 2010.

We reported net income of $130.6 million, or $1.29 per share in 2010, compared to a net loss of $34.7 million, or $.35 per share in 2009. Our earnings per share increased from 2009 to 2010 primarily due to (i) higher income from operations in 2010 resulting principally from higher sales and production volumes and higher selling prices, and (ii) a non-cash deferred income tax benefit recognized in the first quarter of 2010.

Net income in 2011 includes an income tax provision of $17.2 million for U.S. incremental income taxes ($.15 per share) on current earnings repatriated from our German subsidiary, which earnings were used to fund a portion of the redemption and repurchases of our Senior Secured Notes.

Net income in 2010 includes a $35.2 million first quarter non-cash income tax benefit ($.36 per share) related to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards.

Net income in 2009 includes a $4.7 million non-cash income tax benefit ($.05 per share) related to a net decrease in our reserve for uncertain tax positions.

In May 2011, we implemented a 2-for-1 split of our common stock effected in the form of a stock dividend. All per share amounts disclosed herein have been adjusted to reflect the stock split.

Critical accounting policies and estimates

The accompanying "Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon our Consolidated Financial Statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. On an ongoing basis we evaluate our estimates, including those related to the recoverability of long-lived assets, pension and other postretirement benefit obligations and the underlying actuarial assumptions related thereto, the realization of deferred income tax assets and accruals for litigation, income tax and other contingencies. We base our estimates on historical experience and on various other assumptions which we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ significantly from previously-estimated amounts under different assumptions or conditions.

The following critical accounting policies affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

- *Long-lived assets* - We recognize an impairment charge associated with our long-lived assets, including property and equipment, whenever we determine that recovery of such long-lived asset is not probable. Such determination is made in accordance with the applicable GAAP requirements of Accounting Standard Codification, or ASC, Topic 360-10-35 *Property, Plant and Equipment* and is based upon, among other things, estimates of the amount of future net cash flows to be generated by the long-lived asset and estimates of the current fair value of the asset. Significant judgment is required in estimating such cash flows. Adverse changes in such estimates of future net cash flows or estimates of fair value could result in an inability to recover the carrying value of the long-lived asset, thereby possibly requiring an impairment charge to be recognized in the future. We do not assess our property and equipment for impairment unless certain impairment indicators specified in ASC Topic 360-10-35 are present. We did not evaluate any long-lived assets for impairment during 2011 because no such impairment indicators were present.

- *Benefit Plans* - We maintain various defined benefit pension plans and postretirement benefits other than pensions, or OPEB, plans. The amounts recognized as defined benefit pension and OPEB expenses and the reported amounts of pension asset and accrued pension and OPEB costs are actuarially determined based on several assumptions, including discount rates, expected rates of returns on plan assets and expected health care trend rates. Variances from these actuarially assumed rates will result in increases or decreases, as applicable, in the recognized pension and OPEB obligations, pension and OPEB expenses and funding requirements. These assumptions are more fully described below under "Defined Benefit Pension Plans" and "OPEB Plans."

- *Income taxes* - We recognize deferred taxes for future tax effects of temporary differences between financial and income tax reporting. We record a valuation allowance to reduce our deferred income tax assets to the amount that is believed to be realized under the more-likely-than-not recognition criteria. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, it is possible that we may change our estimate of the amount of the deferred income tax assets that would more-likely-than-not be realized in the future, resulting in an adjustment to the deferred income tax asset valuation allowance that would either increase or decrease, as applicable, reported net income in the period such change in estimate was made. For example, we have substantial net operating loss carryforwards in Germany (the equivalent of $799 million for German corporate purposes and $188 million for German trade tax purposes at December 31, 2011). At December 31, 2011, we have concluded that no deferred income tax asset valuation allowance is required to be recognized with respect to such carryforwards, principally because (i) such carryforwards have an indefinite carryforward period, (ii) we have utilized a portion of such carryforwards during the most recent three-year period and (iii) we currently expect to utilize the remainder of such carryforwards over the long term. However, prior to the complete utilization of such carryforwards, if we were to generate losses in our German operations for an extended period of time, it is possible that we might conclude the benefit of such carryforwards would no longer meet the more-likely-than-not recognition criteria, at which point we would be required to recognize a valuation allowance against some or all of the then-remaining tax benefit associated with the carryforwards.

We record a reserve for uncertain tax positions where we believe it is more-likely-than-not our tax positions will not prevail with the applicable tax authorities. It is possible that in the future we may change our assessment regarding the probability that our tax positions will prevail that would require an adjustment to the amount of our reserve for uncertain tax positions that could either increase or decrease, as applicable, reported net income in the period the change in assessment was made.

In addition, we evaluate at the end of each reporting period as to whether or not some or all of the undistributed earnings of our non-U.S. subsidiaries are permanently reinvested (as that term is defined in GAAP). While we may have concluded in the past that some of such undistributed earnings are permanently reinvested, facts and circumstances can change in the future and it is possible that a change in facts and circumstances, such as a change in the expectation regarding the capital needs of our non-U.S. subsidiaries, could result in a conclusion that some or all of such undistributed earnings are no longer permanently reinvested. In such an event, we would be required to recognize a deferred income tax liability in an amount equal to the estimated incremental U.S. income tax and withholding tax liability that would be generated if all of such previously-considered permanently reinvested undistributed earnings were to be distributed to the U.S.

- *Contingencies* - We record accruals for legal and other contingencies when estimated future expenditures associated with such contingencies and commitments become probable and the amounts can be reasonably estimated. However, new information may become available or circumstances (such as applicable laws and regulations) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change).

Income from operations is impacted by certain of these significant judgments and estimates, such as allowance for doubtful accounts, reserves for obsolete or unmarketable inventories, impairment of equity method investments and long-lived assets, defined benefit pension plans and loss accruals. In addition, net income is impacted by the significant judgments and estimates for deferred income tax asset valuation allowances and loss accruals.

Comparison of 2011 to 2010 Results of Operations

	Year ended December 31,			
	2010		2011	
	(Dollars in millions)			
Net sales	$ 1,449.7	100 %	$ 1,943.3	100 %
Cost of sales	1,104.4	76	1,194.9	61
Gross margin	345.3	24	748.4	39
Other operating income and expenses, net	166.9	12	201.9	11
Income from operations	$ 178.4	12 %	$ 546.5	28 %

			% Change
TiO_2 operating statistics:			
Sales volumes*	528	503	(5)%
Production volumes*	524	550	5 %
Percentage change in net sales:			
TiO_2 product pricing			40 %
TiO_2 sales volumes			(5)
TiO_2 product mix			(6)
Changes in currency exchange rates			5
Total			34 %

* *Thousands of metric tons*

Industry conditions and 2011 overview - In 2011 our production facilities operated at full capacity rates and we increased TiO_2 selling prices throughout 2010 and 2011, resulting in increased profitability and cash flows. Global customer demand for our TiO_2 products also remained strong in 2011. Nevertheless, we experienced a softening of demand in the fourth quarter as a result of customer destocking, and our sales volumes in 2011 were lower as compared to 2010, with most of the lower volumes occurring in the fourth quarter. We anticipate that customer demand will rebound from the softness experienced in the fourth quarter, and that we will be able to implement further TiO_2 selling price increases.

We experienced increased costs for our raw materials such as ore and petroleum coke in 2011. We expect further increases in raw material costs in 2012.

Overall, based on positive market dynamics in the TiO_2 industry, we expect our profitability and cash flows to increase in 2012 and the foreseeable future.

Net sales - Net sales increased 34% or $493.6 million in 2011 compared to 2010, primarily due to a 40% increase in average TiO_2 selling prices. TiO_2 selling prices will increase or decrease generally as a result of competitive market pressures, changes in the relative level of supply and demand as well as changes in raw material and other manufacturing costs. Based on current conditions in the TiO_2 industry, as well as the expectation for increases in our manufacturing costs discussed below, we currently expect average selling prices in 2012 to be higher than in 2011.

While the amount of inventory available for shipment in 2011 increased due to higher production volumes during the year, our sales volumes were 5%

lower than in 2010 as a result of soft demand in the fourth quarter of 2011 due to customer destocking.

In addition to the factors discussed above, we estimate the favorable effect of changes in currency exchange rates increased our net sales by approximately $70 million, or 5%, as compared to 2010, while relative changes in mix of the various grades of our products sold decreased our net sales by approximately $87 million, or 6%.

Cost of sales - Cost of sales increased $90.5 million or 8% in 2011 compared to 2010 due to the net impact of a 5% increase in TiO_2 production volumes, higher raw material costs of $75.1 million (primarily feedstock ore and petroleum coke), an increase in maintenance costs of $15.0 million (consistent with the increase in production volumes) and currency fluctuations (primarily the euro). Overall, our per metric ton cost of TiO_2 we produced increased approximately 10% as compared to 2010. Cost of sales as a percentage of net sales decreased to 61% in 2011 compared to 76% in 2010 primarily due to the effects of higher selling prices and the benefit of higher production volumes in 2011. Our TiO_2 production volumes in 2011 established a new record for us for an annual production period. We currently expect our feedstock ore and our other raw material costs to increase in 2012, including significant increases in our feedstock ore costs.

Income from operations - Income from operations increased by $368.1 million from $178.4 million in 2010 to $546.5 million in 2011. Income from operations as a percentage of net sales increased to 28% in 2011 from 12% in 2010. This increase is driven by the improvement in gross margin, which increased to 39% in 2011 compared to 24% in 2010. Our gross margin increased primarily because of the effect of higher selling prices which more than offset the impact of higher manufacturing costs (primarily raw materials and maintenance). Changes in currency exchange rates had a minimal effect on our income from operations in 2011 as compared to 2010.

As a percentage of net sales, selling, general and administrative expenses were relatively consistent at approximately 10% and 12% for 2011 and 2010 respectively.

Other non-operating income (expense) - In March 2011, we redeemed €80 million principal amount of our 6.5% Senior Secured Notes. In the third and fourth quarters of 2011, we repurchased in open market transactions an aggregate €40.8 million principal amount of our 6.5% Notes. We recognized a net $3.1 million pre-tax interest charge related to the redemption and open market purchases of the 6.5% Notes, consisting of the call premium, the write-off of unamortized deferred financing costs and original issue discount associated with the redeemed and purchased Notes.

Interest expense decreased $6.1 million from $38.8 million in 2010 to $32.7 million in 2011 due to the net effects of the prepayment and open market purchases of a portion of the 6.5% Senior Secured Notes as discussed above, and changes in currency exchange rates. The interest expense we recognize will vary with fluctuations in the euro exchange rate.

Income tax provision - Our income tax provision was $196.1 million in 2011 compared to $9.7 million in 2010. This increase is primarily due to our increased earnings. See Note 10 to our Consolidated Financial Statements for a tabular reconciliation of our statutory income tax provision to our actual tax provision. Some of the more significant items impacting this reconciliation are summarized below.

- Our income tax provision in 2011 includes $17.2 million for U.S. incremental income taxes on current earnings repatriated from our German subsidiary, which earnings were used to fund a portion of the redemption and repurchases of our Senior Secured Notes.

- Our income tax provision in 2010 includes a $35.2 million non-cash income tax benefit related to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards.

Comparison of 2010 to 2009 Results of Operations

	Year ended December 31,			
	2009		2010	
	(Dollars in millions)			
Net sales	$1,142.0	100 %	**$1,449.7**	**100 %**
Cost of sales	1,011.7	89	**1,104.4**	**76**
Gross margin	130.3	11	**345.3**	**24**
Other operating income and expenses, net	146.0	13	**166.9**	**12**
Income (loss) from operations	$ (15.7)	(2) %	**$ 178.4**	**12 %**

	2009	2010	% Change
TiO_2 operating statistics:			
Sales volumes*	445	**528**	**19 %**
Production volumes*	402	**524**	**30 %**
Percent change in net sales:			
TiO_2 product pricing			**11 %**
TiO_2 sales volumes			**19**
TiO_2 product mix			**-**
Changes in currency exchange rates			**(3)**
Total			**27 %**

* *Thousands of metric tons*

Net sales - Our net sales increased 27% or $307.7 million in 2010 compared to 2009, primarily due to a 19% increase in sales volumes and an 11% increase in average selling prices. In addition, we estimate the unfavorable effect of changes in currency exchange rates decreased our net sales by approximately $36 million, or 3%, as compared to the same period in 2009. Record sales volumes in 2010 increased 19% as compared to 2009 due to higher demand across all market segments resulting from the improvement in current economic conditions.

Cost of sales - Cost of sales increased $92.7 million or 9% in 2010 compared to 2009 due to the net impact of a 30% increase in TiO_2 production volumes to 524,000 metric tons, a 19% increase in sales volumes, an increase in maintenance costs of $25.2 million, and higher raw material costs of $4.5 million. In addition, cost of sales for 2010 was negatively impacted by approximately $15 million as a result of higher production costs in 2010 at our ilmenite mines in Norway. Cost of sales as a percentage of net sales decreased to 76% in 2010 compared to 89% in 2009 primarily due to higher selling prices in 2010 and the significantly higher production volumes in 2010, as we implemented temporary plant curtailments during the first half of 2009 in order to reduce our finished goods inventories to an appropriate level. Such temporary plant curtailments resulted in approximately $80 million of unabsorbed fixed production costs which were charged directly to cost of sales in the first six months of 2009.

Income (loss) from operations - Income (loss) from operations increased by $194.1 million from an operating loss of $15.7 million in 2009 to operating income of $178.4 million in 2010. Income (loss) from operations as a percentage of net sales increased to 12% in 2010 from (2)% in 2009. This increase is driven by the improvement in gross margin, which increased to 24% for 2010 compared to 11% for 2009. Our gross margin increased primarily because of higher sales volumes, higher selling prices and lower manufacturing costs per ton resulting from higher production volumes. However, changes in currency exchange rates negatively affected our gross margin and income (loss) from operations. We estimate that changes in currency exchange rates decreased income (loss) from operations by approximately $27 million in 2010 as compared to 2009.

As a percentage of net sales, selling, general and administrative expenses were relatively consistent at approximately 12% and 13% for 2010 and 2009 respectively.

Interest expense - Interest expense decreased $2.6 million from $41.4 million in 2009 to $38.8 million in 2010 due to decreased average borrowings under our revolving credit facilities. The interest expense we recognize will vary with fluctuations in the euro exchange rate.

Income tax provision *(benefit)* - Our income tax provision was $9.7 million in 2010 compared to an income tax benefit of $22.2 million in 2009. See Note 10 to our Consolidated Financial Statements for a tabular reconciliation of our statutory income tax provision to our actual tax provision. Some of the more significant items impacting this reconciliation are summarized below.

- Our income tax provision in 2010 includes a $35.2 million non-cash income tax benefit related to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards.

- Our income tax benefit for 2009 includes a non-cash benefit of $4.7 million related to a net decrease in our reserve for uncertain tax positions, primarily as a result of the resolution of tax audits in Belgium and Germany in the third and fourth quarters.

Effects of Currency Exchange Rates

We have substantial operations and assets located outside the United States (primarily in Germany, Belgium, Norway and Canada). The majority of our sales from non-U.S. operations are denominated in currencies other than the U.S. dollar, principally the euro, other major European currencies and the Canadian dollar. A portion of our sales generated from our non-U.S. operations is denominated in the U.S. dollar. Certain raw materials used worldwide, primarily titanium-containing feedstocks, are purchased in U.S. dollars, while labor and other production costs are purchased primarily in local currencies.

Consequently, the translated U.S. dollar value of our non-U.S. sales and operating results are subject to currency exchange rate fluctuations which may favorably or unfavorably impact reported earnings and may affect the comparability of period-to-period operating results. In addition to the impact of the translation of sales and expenses over time, our non-U.S. operations also generate currency transaction gains and losses which primarily relate to the difference between the currency exchange rates in effect when non-local currency sales or operating costs are initially accrued and when such amounts are settled with the non-local currency.

Overall, we estimate that fluctuations in currency exchange rates had the following effects on our sales and income (loss) from operations for the periods indicated.

Impact of changes in currency exchange rates - 2011 vs. 2010

	Transaction gains/(losses) recognized			Translation gain/(loss) - impact of rate changes	Total currency impact 2010 vs. 2011
	2010	2011	Change		
			(in millions)		
Impact on:					
Net sales	$ -	$ -	$ -	$ 70	$ 70
Income from operations	8	3	(5)	5	-

Impact of changes in currency exchange rates - 2010 vs. 2009

	Transaction gains/(losses) recognized			Translation gain/(loss) - impact of rate changes	Total currency impact 2010 vs. 2009
	2009	2010	Change		
			(in millions)		
Impact on:					
Net sales	$ -	$ -	$ -	$ (36)	$ (36)
Income (loss) from operations	10	8	(2)	(25)	(27)

The impact on income from operations in 2011 versus 2010 was minimal. The negative impact on income (loss) from operations in 2010 versus 2009 is due to increased currency transaction losses in 2010 as compared to 2009 which were a function of the timing of currency exchange rate changes and the settlement of non-local currency receivables and payables.

Outlook

We operated our production facilities at full practical capacity levels during 2011 and our production volumes in 2011 set a new record for us for the second year in a row. While we will continue to work on debottlenecking projects in order to increase our production capacity, we believe such debottlenecking projects will produce relatively nominal increases in our capacity. Given the exceptional level of production achieved in 2011, we currently expect to operate our facilities in 2012 at production levels consistent with or slightly lower than 2011.

The overall strong global demand for TiO_2 we experienced in 2011 is expected to continue in 2012. As a result, we expect that we will be able to sell the TiO_2 we produce in 2012 as well as portions of our finished goods inventory on hand at the end of 2011. Consequently, we expect our sales volumes to increase in 2012 as compared to 2011.

We implemented significant increases in TiO_2 selling prices throughout 2011. Our average TiO_2 selling prices were 40% higher in 2011 as compared to 2010, and our average prices at the end of 2011 were 11% higher than at the end of the third quarter of 2011 and 47% higher than at the end of 2010. Based on the expected continuation of strong demand levels and increases in our manufacturing costs discussed below, we anticipate our average selling prices will continue to increase throughout 2012, including increases to offset the impact of our expected higher manufacturing costs.

Throughout 2011 we have seen significantly higher feedstock ore costs driven by tight ore supplies and higher-than-historical increases in petroleum coke and energy costs. We currently expect this trend to continue in 2012, with continued higher-than-historical increases in feedstock ore, petroleum coke, energy and freight costs. Overall, we currently expect the per metric ton cost of TiO_2 we produce will increase approximately 50% to 60% in 2012 as compared to 2011 primarily due to higher feedstock ore costs. Our cost of sales per metric ton of TiO_2 sold in 2012 is consequently expected to be significantly higher as compared to 2011, but only after we have sold the TiO_2 products on hand at the end of 2011, the cost of which is significantly lower than our expected 2012 production costs. Given the current conditions in the TiO_2 industry, if our costs of production exceed our current expectations in 2012 and demand for TiO_2 remains strong, we believe we could recoup such higher costs through additional selling price increases.

Overall, we expect income from operations will be higher in 2012 as compared to 2011, as the favorable effect of higher selling prices and sales volumes will more than offset the impact of higher production costs.

Our expectations as to the future of the TiO_2 industry are based upon a number of factors beyond our control, including worldwide growth of gross domestic product, competition in the marketplace, continued operation of competitors, unexpected or earlier-than-expected capacity additions or reductions and technological advances. If actual developments differ from our expectations, our results of operations could be unfavorably affected.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash flows

Operating activities

Trends in cash flows as a result of our operating activities (excluding the impact of significant asset dispositions and relative changes in assets and liabilities) are generally similar to trends in our earnings.

Cash flows from operating activities provided $295.6 million in 2011 compared to $126.0 million in 2010. This $169.6 million increase was primarily due to the net effects of the following items:

- higher income from operations in 2011 of $368.1 million,
- higher net cash used by increases in our inventories, receivables, payables and accruals of $117.4 million in 2011, primarily due to relative changes in our inventory level, as discussed below,
- higher cash paid for income taxes in 2011 of $80.7 million resulting from our increased profitability,

- higher net distributions from our TiO_2 joint venture in 2011 of $1.4 million due to related changes in their cash requirements and
- lower cash paid for interest in 2011 of $3.5 million, primarily due to lower average borrowings in 2011 partially offset by the $2.5 million call premium associated with the redemption of €80 million of our 6.5% Senior Secured Notes.

Cash flows from operating activities provided $126.0 million in 2010 compared to $86.3 million in 2009. This $39.7 million increase was primarily due to the net effects of the following items:

- higher income (loss) from operations in 2010 of $194.1 million,
- higher cash paid for income taxes in 2010 of $21.3 million resulting from our increased profitability,
- lower cash paid for interest in 2010 of $3.1 due to lower average borrowings in 2010,
- higher net cash used by related changes in our inventories, receivables, payables and accruals of $145.7 million in 2010 and
- lower net distribution from our TiO_2 venture in 2010 of $5.3 million due to related changes in their cash requirements.

Changes in working capital are affected by accounts receivable and inventory changes. As shown below:

- Our average days sales outstanding has been consistent over the past three years as a result of consistent timing of collections on receivable balances and
- Our average days sales in inventory increased at December 31, 2011 compared to December 31, 2010, as our TiO_2 production volumes in 2011 exceeded our sales volumes by approximately 47,000 metric tons due to the exceptional level of our production volumes in 2011 and soft demand in the fourth quarter of 2011.

For comparative purposes, we have provided prior year numbers below.

	December 31, 2009	**December 31, 2010**	**December 31, 2011**
Days sales outstanding	56 days	55 days	55 days
Days sales in inventory	58 days	52 days	104 days

Investing activities

Our capital expenditures were $23.7 million in 2009, $37.7 million in 2010 and $68.6 million in 2011. Capital expenditures are primarily incurred to maintain and improve the cost effectiveness of our manufacturing facilities. Our capital expenditures during the past three years include an aggregate of approximately $53.3 million ($30.2 million in 2011) for our ongoing environmental protection and compliance programs.

During 2011, we:

- loaned a net $74.2 million under our unsecured revolving demand promissory note with Valhi,
- purchased net $21.8 million in mutual fund marketable securities and

- purchased $43.2 million in marketable equity securities of related parties, including $3.6 million of purchases in late 2010 which settled in early 2011.

During 2010, we:

- loaned a net $61.9 million under our revolving demand promissory note with Valhi, and
- purchased an aggregate of $46.0 million in marketable equity securities of related parties, including $3.6 million of purchases in late 2010 which settled in early 2011.

Our marketable securities are discussed in Note 6 to our Consolidated Financial Statements. All principal on our loan to Valhi, as amended, is due on demand, but in any event no earlier than December 31, 2013. Our loan to Valhi is further discussed in Note 14. It is likely we will loan additional amounts to Valhi during 2012.

Financing activities

During 2011, we:

- redeemed €80 million principal amount of our €400 million 6.5% Senior Secured Notes at 102.17% of the face value for an aggregate of $115.7 million, including a $2.5 million call premium in March 2011,
- borrowed €80 million ($113.3 million when borrowed) under our European credit facility in order to fund the €80 million redemption of our Senior Secured Notes and subsequently repaid €80 million ($115.0 million when repaid),
- repurchased €40.8 million principal amount of our 6.5% Senior Secured Notes in open market transactions for an aggregate of €40.6 million ($57.6 million when repurchased), and
- paid quarterly dividends to stockholders aggregating $.575 per share ($.125 per share in the first quarter and $.15 per share in each of the second, third and fourth quarters), or an aggregate of $66.7 million, and paid a special dividend to stockholders of $.50 per share, or an aggregate of $57.9 million, in the first quarter.

During 2010, we:

- sold 17.94 million shares of our common stock in a secondary underwritten public offering for net proceeds of $337.6 million,
- repaid $16.7 million under our U.S. credit facility, and
- repaid net €9 million ($8.5 million when borrowed/repaid) under our European credit facility.

During 2009, we:

- borrowed a net of $3.0 million under our U.S. credit facility;
- borrowed and repaid $31.5 million under our European credit facility; and
- made net payments of $19.2 million on our credit facility with our affiliate NL.

In February 2012, our board of directors declared a first quarter 2012 regular quarterly dividend of $.15 per share, payable on March 22, 2012 to stockholders of record as of March 8, 2012.

Outstanding debt obligations and borrowing availability

At December 31, 2011, our consolidated debt comprised:

- €279.2 million principal amount of our 6.5% Senior Secured Notes ($360.6 million) due in April 2013 and
- approximately $4.5 million of other indebtedness.

Certain of our credit agreements contain provisions which could result in the acceleration of indebtedness prior to their stated maturity for reasons other than defaults for failure to comply with applicable covenants. For example, certain credit agreements allow the lender to accelerate the maturity of the indebtedness upon a change of control (as defined in the agreement) of the borrower. In addition, certain credit agreements could result in the acceleration of all or a portion of the indebtedness following a sale of assets outside the ordinary course of business. We are in compliance with all of our debt covenants at December 31, 2011. See Note 9 to our Consolidated Financial Statements.

With respect to the €279.2 million principal amount outstanding at December 31, 2011 of our Senior Secured Notes due in April 2013, as noted above we redeemed €80 million principal amount and repurchased in open market transactions €40.8 million principal amount of such Notes during 2011. We may redeem or repurchase additional Senior Secured Notes prior to their maturity date, and we expect any amounts remaining after such possible redemption or repurchase would be refinanced before their maturity date.

In addition to the outstanding indebtedness indicated above, at December 31, 2011 we have our €80 million European Credit Facility, for which no amounts were outstanding and the equivalent of $103.5 million was available for borrowing by our European subsidiaries.

In December 2011, our Canadian subsidiary entered into a Cdn. $10.0 million loan agreement with the Bank of Montreal for the limited purpose of issuing letters of credit. The facility renews annually. Letters of credit are collateralized by restricted deposits at the Bank of Montreal ($5.1 million at December 31, 2011). The facility contains certain restrictive covenants which, among other things, restrict the subsidiary from incurring additional indebtedness in excess of Cdn. $20 million. At December 31, 2011, an aggregate of Cdn. $5.2 million letters of credit were outstanding under this facility. In February 2012, an additional letter of credit was issued under this facility for Cdn. $2.1 million.

Our assets consist primarily of investments in operating subsidiaries, and our ability to service parent level obligations, including the Senior Secured Notes, depends in large part upon the distribution of earnings of our subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations or otherwise. None of our subsidiaries have guaranteed the Senior Secured Notes, although KII has pledged 65% of the common stock or other ownership interests of certain of KII's first-tier operating subsidiaries as collateral for the Senior Secured Notes. The terms of the indenture governing the Senior Secured Notes limits KII's ability to pay dividends and make other restricted payments. At December 31, 2011, the maximum amount of dividends and other restricted payments that KII could make (the "Restricted Payment Basket") was approximately $256.6 million.

Liquidity

Our primary source of liquidity on an ongoing basis is cash flows from operating activities which is generally used to (i) fund working capital expenditures, (ii) repay any short-term indebtedness incurred for working capital purposes and (iii) provide for the payment of dividends. From time-to-time we will incur indebtedness, generally to (i) fund short-term working capital needs, (ii) refinance existing indebtedness or (iii) fund major capital expenditures or the acquisition of other assets outside the ordinary course of business. We will also from time-to-time sell assets outside the ordinary course of business and use the proceeds to (i) repay existing indebtedness, (ii) make investments in marketable and other securities, (iii) fund major capital expenditures or the acquisition of other assets outside the ordinary course of business or (iv) pay dividends.

Pricing within the TiO_2 industry is cyclical and changes in industry economic conditions significantly impact earnings and operating cash flows. Changes in TiO_2 pricing, production volumes and customer demand, among other things, could significantly affect our liquidity.

We routinely evaluate our liquidity requirements, alternative uses of capital, capital needs and availability of resources in view of, among other things, our dividend policy, our debt service, our capital expenditure requirements and estimated future operating cash flows. As a result of this process, we have in the past and may in the future seek to reduce, refinance, repurchase or restructure indebtedness, raise additional capital, repurchase shares of our common stock, modify our dividend policy, restructure ownership interests, sell interests in our subsidiaries or other assets, or take a combination of these steps or other steps to manage our liquidity and capital resources. Such activities have in the past and may in the future involve related companies. In the normal course of our business, we may investigate, evaluate, discuss and engage in acquisition, joint venture, strategic relationship and other business combination opportunities in the TiO_2 industry. In the event of any future acquisition or joint venture opportunity, we may consider using then-available liquidity, issuing our equity securities or incurring additional indebtedness.

At December 31, 2011, we had credit available under our European credit facility of approximately $103.5 million. At December 31, 2011, we could borrow such amount without violating any covenants in such facility. We believe we will be able to comply with the financial covenants contained in such credit facility through its maturity; however if future operating results differ materially from our expectations we may be unable to maintain compliance. Based upon our expectation for the TiO_2 industry and anticipated demands on cash resources, we expect to have sufficient liquidity to meet our short term obligations (defined as the twelve-month period ending December 31, 2012) and our long-term obligations (defined as the five-year period ending December 31, 2016, our time period for long-term budgeting). If actual developments differ from our expectations, our liquidity could be adversely affected.

Stock repurchase program

In December 2010 our board of directors authorized the repurchase of up to 2.0 million shares of our common stock in open market transactions, including block purchases, or in privately-negotiated transactions at unspecified prices and over an unspecified period of time. To date, we have not made any repurchases under the plan and all 2.0 million shares are available for repurchase. See Note 13 to our Consolidated Financial Statements.

Capital expenditures

We intend to spend approximately $74 million to maintain and improve our existing facilities during 2012, including approximately $26 million in the area of environmental compliance, protection and improvement. The majority of our expenditures in 2012 will be to maintain and improve the cost-effectiveness of our manufacturing facilities. Our capital expenditures in the area of environmental compliance, protection and improvement include expenditures which are primarily focused on increased operating efficiency but also result in improved environmental protection, such as lower emissions from our manufacturing plants. Capital spending for 2012 is expected to be funded through cash on hand or borrowing under existing credit facilities.

Off-balance sheet financing

Other than operating lease commitments disclosed in Note 15 to our Consolidated Financial Statements, we are not party to any material off-balance sheet financing arrangements.

Cash, cash equivalents, restricted cash and marketable securities

At December 31, 2011 we had:

	Held by		
	U.S. Entities	Non-U.S. Entities	Total
Cash and cash equivalents	$ 58.5	$ 24.0	$ 82.5
Restricted cash	-	7.3	7.3
Mutual funds	20.9	-	20.9
Noncurrent marketable securities	98.4	-	98.4

Related party transactions

We are party to certain transactions with related parties. See Note 14 to our Consolidated Financial Statements. It is our policy to engage in transactions with related parties on terms, in our opinion, no less favorable to us than could be obtained from unrelated parties.

Commitments and contingencies

See Notes 10 and 15 to our Consolidated Financial Statements for a description of certain income tax examinations currently underway, certain legal proceedings and other commitments.

Recent accounting pronouncements

See Note 17 to our Consolidated Financial Statements.

Debt and Other Contractual Commitments

As more fully described in the Notes to the Consolidated Financial Statements, we are a party to various debt, lease and other agreements which contractually and unconditionally commit us to pay certain amounts in the future. See Notes 9, 14, 15 and 16 to our Consolidated Financial Statements. The timing and amount shown for our commitments in the table below are based upon the contractual payment amount and the contractual payment date for such commitments. The following table summarizes such contractual commitments of ours and our consolidated subsidiaries as of December 31, 2011 by the type and date of payment.

	Payment due date				
Contractual commitment	2012	2013/ 2014	2015/ 2016	2017 and after	Total
			(In millions)		
Indebtedness(1)	$ 2.2	$ 362.2	$ .7	$ -	$ 365.1
Interest payments on indebtedness (2)	23.6	7.9	-	-	31.5
Operating leases	12.3	11.4	4.6	17.4	45.7
Long-term supply contracts for the purchase of TiO_2 feedstock (3)	690.4	1,049.2	823.5	-	2,563.1
Long-term service and other supply contracts (4)	45.0	32.7	8.6	.9	87.2
Fixed asset acquisitions	12.6	-	-	-	12.6
Estimated tax obligations (5)	33.8	-	-	-	33.8
	$ 819.9	$1,463.4	$ 837.4	$ 18.3	$3,139.0

(1) A significant portion of the amount shown for indebtedness relates to our 6.5% Senior Secured Notes ($360.6 million at December 31, 2011). Such indebtedness is denominated in euro. See Item 7A - "Quantitative and Qualitative Disclosures About Market Risk" and Note 9 to the Consolidated Financial Statements.

(2) The amounts shown for interest for any outstanding variable-rate indebtedness is based upon the December 31, 2011 interest rates and assumes that such variable-rate indebtedness remains outstanding until maturity.

(3) Our contracts for the purchase of TiO_2 feedstock contain fixed quantities that we are required to purchase, or specify a range of quantities within which we are required to purchase based on our feedstock requirements. The pricing under these agreements is generally negotiated quarterly or semi-annually depending on the suppliers. The timing and amount shown for our commitments related to the supply contracts for TiO_2 feedstock are based upon our current estimate of the quantity of material that will be purchased in each time period shown, the payment that would be due based upon such estimated purchased quantity and an estimate of the quarterly or semi-annual prices for the various suppliers. The actual amount of material purchased and the actual amount that would be payable by us, may vary from such estimated amounts. Our obligation for the purchase of TiO_2 feedstock is more fully described in Note 15 to our Consolidated Financial Statements and above in "Business - raw materials."

(4) The amounts shown for the long-term service and other supply contracts primarily pertain to agreements we have entered into with various providers of products or services which help to run our plant facilities (electricity, natural gas, etc.), utilizing December 31,

2011 exchange rates. See Note 15 to our Consolidated Financial Statements.

(5) The amount shown for estimated tax obligations is the consolidated amount of income taxes payable at December 31, 2011, which is assumed to be paid during 2012.

The above table does not reflect:

- Any amounts we might pay to fund our defined benefit pension plans and OPEB plans, as the timing and amount of any such future fundings are unknown and dependent on, among other things, the future performance of defined benefit pension plan assets, interest rate assumptions and actual future retiree medical costs. We expect to be required to contribute an aggregate of approximately $27.5 million to our defined benefit pension plans and OPEB plans during 2012. Such defined benefit pension plans and OPEB plans are discussed below in greater detail. See Note 11 to our Consolidated Financial Statements.
- Any amounts we might pay to settle any of our uncertain tax positions, as the timing and amount of any such future settlements are unknown and dependent on, among other things, the timing of tax audits. See Note 10 to our Consolidated Financial Statements; and
- Any amounts we might pay to acquire TiO_2 from our TiO_2 manufacturing joint venture, as the timing and amount of such purchases are unknown and dependent on, among other things, the amount of TiO_2 produced by the joint venture in the future and the joint venture's future cost of producing such TiO_2. However, the table does include amounts related to our share of the joint venture's ore requirements necessary to produce TiO_2 for us. See Item 1, "Business" and Note 5 to our Consolidated Financial Statements.

We occasionally enter into raw material supply arrangements to mitigate the short-term impact of future increases in raw material costs. While these arrangements do not necessarily commit us to a minimum volume of purchase, they generally provide for stated unit prices based upon achievement of specified volume purchase levels. This allows us to stabilize raw material purchase prices to a certain extent, provided the specified minimum monthly purchase quantities are met.

Defined benefit pension plans

We maintain various defined benefit pension plans in the U.S., Europe and Canada. See Note 11 to our Consolidated Financial Statements.

Under defined benefit pension plan accounting, defined benefit pension plan expense and pension assets and accrued pension costs are each recognized based on certain actuarial assumptions, principally the assumed discount rate, the assumed long-term rate of return on plan assets and the assumed increase in future compensation levels. We recognize the full funded status of our defined benefit pension plans as either an asset (for overfunded plans) or a liability (for underfunded plans) in our Consolidated Balance Sheet.

We recognized consolidated defined benefit pension plan expense of $22.3 million in 2009, $22.8 million in 2010 and $25.8 million in 2011. The amount of funding requirements for these defined benefit pension plans is generally based upon applicable regulations (such as ERISA in the U.S.) and will generally differ from pension expense for financial reporting purposes. We made contributions to all of our plans which aggregated $23.1 million in 2009, $24.6 million in 2010 and $25.5 million in 2011.

The discount rates we use for determining defined benefit pension expense and the related pension obligations are based on current interest rates earned on long-term bonds that receive one of the two highest ratings given by recognized rating agencies in the applicable country where the defined benefit pension benefits are being paid. In addition, we receive third-party advice about appropriate discount rates and these advisors may in some cases use their own market indices. We adjust these discount rates as of each December 31 valuation date to reflect then-current interest rates on such long-term bonds. We use these discount rates to determine the actuarial present value of the pension obligations as of December 31 of that year. We also use these discount rates to determine the interest component of defined benefit pension expense for the following year.

At December 31, 2011, approximately 55%, 24%, 15% and 4% of the projected benefit obligations related to our plans in Germany, Canada, Norway and the U.S., respectively. We use several different discount rate assumptions in determining our consolidated defined benefit pension plan obligation and expense. This is because we maintain defined benefit pension plans in several different countries in Europe and North America and the interest rate environment differs from country to country.

We used the following discount rates for our defined benefit pension plans:

	Discount rates used for:		
	Obligations at December 31, 2009 and expense in 2010	**Obligations at December 31, 2010 and expense in 2011**	**Obligations at December 31, 2011 and expense in 2012**
Germany	5.5%	5.2%	5.5%
Canada	6.0%	5.2%	4.3%
Norway	5.3%	4.8%	3.5%
U.S.	5.7%	5.1%	4.2%

The assumed long-term rate of return on plan assets represents the estimated average rate of earnings expected to be earned on the funds invested or to be invested in the plans' assets provided to fund the benefit payments inherent in the projected benefit obligations. Unlike the discount rate, which is adjusted each year based on changes in current long-term interest rates, the assumed long-term rate of return on plan assets will not necessarily change based upon the actual short-term performance of the plan assets in any given year. Defined benefit pension expense each year is based upon the assumed long-term rate of return on plan assets for each plan, the actual fair value of the plan assets as of the beginning of the year and an estimate of the amount of contributions to and distributions from the plan during the year. Differences between the expected return on plan assets for a given year and the actual return are deferred and amortized over future periods based either upon the expected average remaining service life of the active plan participants (for plans for which benefits are still being earned by active employees) or the average remaining life expectancy of the inactive participants (for plans for which benefits are not still being earned by active employees).

At December 31, 2011, approximately 54%, 24%, 16% and 4% of the plan assets related to our plans in the Germany, Canada, Norway and the U.S., respectively. We use several different long-term rates of return on plan asset assumptions in determining our consolidated defined benefit pension plan expense. This is because the plan assets in different countries are invested in a different mix of investments and the long-term rates of return for different investments differ from country to country.

In determining the expected long-term rate of return on plan asset assumptions, we consider the long-term asset mix (e.g. equity vs. fixed income) for the assets for each of our plans and the expected long-term rates of return for such asset components. In addition, we receive third-party advice about appropriate long-term rates of return. Such assumed asset mixes are summarized below:

- In Germany, the composition of our plan assets is established to satisfy the requirements of the German insurance commissioner.
- In Canada, we currently have a plan asset target allocation of 55% to equity securities, 45% to fixed income securities and the remainder primarily to cash and liquid investments. We expect the long-term rate of return for such investments to average approximately 125 basis points above the applicable equity or fixed income index.
- In Norway, we currently have a plan asset target allocation of 12% to equity securities, 72% to fixed income securities, 7% to real estate and the remainder primarily to cash and liquid investments. The expected long-term rate of return for such investments is approximately 8%, 4%, 7% and 3%, respectively.
- In the U.S. substantially all of the assets are invested in The Combined Master Retirement Trust ("CMRT"), a collective investment trust sponsored by Contran to permit the collective investment by certain master trusts which fund certain employee benefits plans sponsored by Contran and certain of its affiliates. Harold C. Simmons is the sole trustee of the CMRT and is a member of the CMRT investment committee. The CMRT's long-term investment objective is to provide a rate of return exceeding a composite of broad market equity and fixed income indices (including the S&P 500 and certain Russell indices), while utilizing both third-party investment managers as well as investments directed by Mr. Simmons. The CMRT holds TIMET common stock in its investment portfolio; however through December 31, 2009 we invested in a portion of the CMRT which does not include the TIMET holdings. Beginning in 2010, we began to invest in the portion of the CMRT that holds such stock. During the history of the CMRT from its inception in 1988 through December 31, 2011, the average annual rate of return (including the CMRT's investment in TIMET common stock) has been 14%, while such annual return excluding the CMRT's investment in TIMET common stock has been 11.4%.

Our pension plan weighted average asset allocations by asset category were as follows:

	December 31, 2011			
	Germany	Canada	Norway	CMRT
Equity securities and limited partnerships	29%	56%	10%	85%
Fixed income securities	50	41	70	14
Real estate	11	-	9	-
Other	10	3	11	1
Total	100%	100%	100%	100%

	December 31, 2010			
	Germany	Canada	Norway	CMRT
Equity securities and limited partnerships	17%	59%	17%	83%
Fixed income securities	61	39	68	16
Real estate	11	-	2	-
Other	11	2	13	1
Total	100%	100%	100%	100%

We regularly review our actual asset allocation for each non-US plan and will periodically rebalance the investments in each plan to more accurately reflect the targeted allocation when considered appropriate. The CMRT trustee and investment committee do not maintain a specific target asset allocation in order to achieve their objectives, but instead they periodically change the asset mix of the CMRT based upon, among other things, advice they receive from third-party advisors and their expectations regarding potential returns for various investment alternatives and what asset mix will generate the greatest overall return.

Our assumed long-term rates of return on plan assets for 2009, 2010 and 2011 were as follows:

	2009	2010	2011
Germany	5.3%	5.0%	5.0%
Canada	6.0%	6.0%	6.0%
Norway	5.8%	5.0%	4.8%
U.S.	10.0%	10.0%	10.0%

We currently expect to use the same long-term rate of return on plan asset assumptions in 2012 as we used in 2011 for purposes of determining the 2012 defined benefit pension plan expense.

To the extent that a plan's particular pension benefit formula calculates the pension benefit in whole or in part based upon future compensation levels, the projected benefit obligations and the pension expense will be based in part upon expected increases in future compensation levels. For all of our plans for which the benefit formula is so calculated, we generally base the assumed expected increase in future compensation levels upon average long-term inflation rates for the applicable country.

In addition to the actuarial assumptions discussed above, the amount of recognized defined benefit pension expense and the amount of net pension asset and net pension liability will vary based upon relative changes in currency exchange rates.

A reduction in the assumed discount rate generally results in an actuarial loss, as the actuarially-determined present value of estimated future benefit payments will increase. Conversely, an increase in the assumed discount rate generally results in an actuarial gain. In addition, an actual return on plan assets for a given year that is greater than the assumed return on plan assets results in an actuarial gain, while an actual return on plan assets that is less than the assumed return results in an actuarial loss. Other actual outcomes that differ from previous assumptions, such as individuals living longer or shorter than assumed in mortality tables, which are also used to determine the actuarially-determined present value of estimated future benefit payments, changes in such mortality table themselves or plan amendments, will also result in actuarial losses or gains. These amounts are recognized in other comprehensive income. In addition, any actuarial gains generated in future periods would reduce the negative amortization effect of any cumulative unrecognized actuarial losses, while any actuarial losses generated in future periods would reduce the favorable amortization effect of any cumulative unrecognized actuarial gains.

During 2011, all of our defined benefit pension plans generated a combined net actuarial loss of approximately $19.7 million. This actuarial loss resulted primarily from the general reduction in discount rates from December 31, 2010 to December 31, 2011.

Based on the actuarial assumptions described above and our current expectation for what actual average currency exchange rates will be during 2012, we expect our defined benefit pension expense will approximate $25 million in 2012. In comparison, we expect to be required to contribute approximately $27 million to such plans during 2012.

As noted above, defined benefit pension expense and the amounts recognized as accrued pension costs are based upon the actuarial assumptions discussed above. We believe all of the actuarial assumptions used are reasonable and appropriate. However, if we had lowered the assumed discount rate by 25 basis points for all plans as of December 31, 2011, our aggregate projected benefit obligations would have increased by approximately $16.1 million at that date and our defined benefit pension expense would be expected to increase by approximately $1.4 million during 2011. Similarly, if we lowered the assumed long-term rate of return on plan assets by 25 basis points for all of our plans, our defined benefit pension expense would be expected to increase by approximately $.9 million during 2011.

OPEB plans

Certain subsidiaries of ours in the U.S. and Canada currently provide certain health care and life insurance benefits for eligible retired employees. See Note 11 to the Consolidated Financial Statements. Under other postretirement employee benefits (OPEB) accounting, OPEB expense and accrued OPEB costs are based on certain actuarial assumptions, principally the assumed discount rate and the assumed rate of increases in future health care costs. We recognize the full unfunded status of our OPEB plans as a liability.

We recognized consolidated OPEB cost of approximately $.6 million in 2009, $1.2 million in 2010 and $.3 million in 2011. Similar to defined benefit pension benefits, the amount of funding will differ from the expense recognized for financial reporting purposes and contributions to the plans to cover benefit payments aggregated $.4 million in 2009, $.5 million in 2010 and $.4 million in 2011. Substantially all of our U.S. accrued OPEB cost relates to benefits being paid to current retirees and their dependents and no material amount of OPEB benefits are being earned by current U.S. employees. Some of our Canadian employees are earning OPEB benefits. Our expected OPEB benefit payments for 2012 are expected to be similar amounts.

The discount rates we use for determining OPEB expense and the related OPEB obligations are based on current interest rates earned on high-quality bond yields in the applicable country where the benefits are being paid. In addition, we receive third-party advice about appropriate discount rates, and these advisors may in some cases use their own market indices. We adjust these discount rates as of each valuation date to reflect then-current interest rates on such bonds. We use these discount rates to determine the actuarial present value of the OPEB obligations as of December 31 of that year. We also use these discount rates to determine the interest component of OPEB expense for the following year.

In estimating the health care cost trend rate, we consider our actual health care cost experience, future benefit structures, industry trends and advice from our third-party actuaries. During each of the past three years, we have assumed that the relative increase in health care costs will generally trend downward over the next several years, reflecting, among other things, assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. For example, at December 31, 2011, the expected rate of increase in future health care costs ranges from 8.0% in 2012, declining to 5.0% in 2016 and thereafter.

Based on the actuarial assumptions described above and our current expectation for what actual average currency exchange rates will be during 2012, we expect our consolidated OPEB expense will approximate $.6 million in 2012. In comparison, we expect to be required to make approximately $.5 million of contributions to such plans during 2012.

We believe that all of the actuarial assumptions used are reasonable and appropriate. A 25 basis point change in assumed discount rates, or a one percent change in assumed health care trend rates, would not have a material effect on the net OPEB cost for 2011 or on the accumulated OPEB obligation at December 31, 2011.

Operations outside the United States

As discussed above, we have substantial operations located outside the United States for which the functional currency is not the U.S. dollar. As a result, the reported amount of our assets and liabilities related to our non-U.S. operations, and therefore our consolidated net assets, will fluctuate based upon changes in currency exchange rates. At December 31, 2011, we had substantial net assets denominated in the euro, Canadian dollar and Norwegian krone.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risk from changes in interest rates, currency exchange rates and raw materials prices.

Interest rates

We are exposed to market risk from changes in interest rates, primarily related to indebtedness. At December 31, 2010 and 2011, the majority of our aggregate indebtedness was comprised of fixed-rate instruments. The large percentage of fixed-rate debt instruments minimizes earnings volatility that would result from changes in interest rates. The following table presents principal amounts and weighted average interest rates for our aggregate outstanding indebtedness at December 31, 2011. Information shown below for such non-U.S. dollar denominated indebtedness is presented in its U.S. dollar equivalent at December 31, 2011 using an exchange rate of U.S. $1.2933 per euro. See Note 9 to our Consolidated Financial Statements.

Indebtedness	Amount		Interest rate	Maturity date
	Carrying value	Fair value		
	(In millions)			
December 31, 2011:				
Fixed-rate indebtedness - euro-denominated:				
Senior Secured Notes	$360.6	$362.6	6.5%	2013
December 31, 2010:				
Fixed-rate indebtedness - euro-denominated:				
Senior Secured Notes	$532.8	$536.0	6.5%	2013

Currency exchange rates

We are exposed to market risk arising from changes in currency exchange rates as a result of manufacturing and selling our products worldwide. Earnings are primarily affected by fluctuations in the value of the U.S. dollar relative to the euro, the Canadian dollar, the Norwegian krone and the United Kingdom pound sterling.

As described above, at December 31, 2011, we had the equivalent of $360.6 million of outstanding euro-denominated indebtedness (at December 31, 2010 - the equivalent of $532.8 million of euro-denominated indebtedness). The potential increase in the U.S. dollar equivalent of the principal amount outstanding resulting from a hypothetical 10% adverse change in exchange rates at such date would be approximately $53.4 million and $36.1 million at December 31, 2010 and 2011, respectively.

Certain of our sales generated by our non-U.S. operations are denominated in U.S. dollars. We periodically use currency forward contracts to manage a very nominal portion of currency exchange rate risk associated with trade receivables denominated in a currency other than the holder's functional currency or similar exchange rate risk associated with future sales. We have not entered into these contracts for trading or speculative purposes in the past, nor do we currently anticipate entering into such contracts for trading or speculative purposes in the future.

At December 31, 2011, we had currency forward contracts to exchange an aggregate of $48.0 million for an equivalent value of Canadian dollars at exchange rates ranging from Cdn. $.9969 to Cdn. $1.0283 per U.S. dollar. These contracts with Wells Fargo Bank, National Association, mature from January 2012 through December 2012 at a rate of $4.0 million per month, subject to early redemption provisions at our option.

The estimated fair value of such currency forward contracts at December 31, 2011 was a $.8 million net liability, which amount is recognized as part of accounts payable and accrued liabilities in our Consolidated Balance Sheet and a corresponding $.8 million currency transaction loss in our Consolidated Statement of Operations. To the extent we held such contracts during 2009, 2010 and 2011, we did not use hedge accounting for any of our contracts.

See Note 16 to our Consolidated Financial Statements.

Marketable security prices

We are exposed to market risk due to changes in prices of the marketable securities which we own. The fair value of securities which includes investments in mutual funds and in publicly-traded shares of related parties was $49.7 million and $119.3 million, respectively, at December 31, 2010 and December 31, 2011. The potential change in the aggregate fair value of these investments, assuming a 10% change in prices, would be approximately $5 million and $12 million, respectively, at December 31, 2010 and December 31, 2011.

Raw materials

We are exposed to market risk from changes in commodity prices relating to our raw materials. As discussed in Item 1 we generally enter into long-term supply agreements for certain of our raw material requirements including ore. Many of our raw material contracts contain fixed quantities we are required to purchase, or specify a range of quantities within which we are required to purchase. Raw material pricing under these agreements is generally negotiated quarterly or semi-annually depending upon the suppliers. For certain raw material requirements we do not have long-term supply agreements either because we have assessed the risk of the unavailability of those raw materials and/or the risk of a significant change in the cost of those raw materials to be low, or because long-term supply agreements for those raw materials are generally not available.

Other

We believe there may be a certain amount of incompleteness in the sensitivity analyses presented above. For example, the hypothetical effect of changes in exchange rates discussed above ignores the potential effect on other variables which affect our results of operations and cash flows, such as demand for our products, sales volumes and selling prices and operating expenses. Accordingly, the amounts presented above are not necessarily an accurate reflection of the potential losses we would incur assuming the hypothetical changes in exchange rates were actually to occur.

The above discussion and estimated sensitivity analysis amounts include forward-looking statements of market risk which assume hypothetical changes in currency exchange rates. Actual future market conditions will likely differ materially from such assumptions. Accordingly, such forward-looking statements should not be considered to be projections by us of future events, gains or losses.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by this Item is contained in a separate section of this Annual Report. See "Index of Financial Statements and Schedules" (page F-1).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures. The term "disclosure controls and procedures," as defined by Exchange Act Rule 13a-15(e), means controls and other procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit to the SEC under the Securities Exchange Act of 1934, as amended (the "Act"), is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information we are required to disclose in the reports we file or submit to the SEC under the Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions to be made regarding required disclosure. Each of Steven L. Watson, our Chief Executive Officer and Gregory M. Swalwell, our Executive Vice President and Chief Financial Officer, have evaluated the design and effectiveness of our disclosure controls and procedures as of December 31, 2011. Based upon their evaluation, these executive officers have concluded that our disclosure controls and procedures are effective as of December 31, 2011.

Scope of Management Report on Internal Control Over Financial Reporting

We also maintain internal control over financial reporting. The term "internal control over financial reporting," as defined by Exchange Act Rule 13a-15(f) means a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets,
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors and

- Provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of assets that could have a material effect on our Consolidated Financial Statements.

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to report on internal control over financial reporting in this Annual Report on Form 10-K for the year ended December 31, 2011. Our independent registered public accounting firm is also required to annually attest to our internal control over financial reporting.

As permitted by the SEC, our assessment of internal control over financial reporting excludes (i) internal control over financial reporting of equity method investees and (ii) internal control over the preparation of our financial statement schedules required by Article 12 of Regulation S-X. However, our assessment of internal control over financial reporting with respect to equity method investees did include controls over the recording of amounts related to our investment that are recorded in the consolidated financial statements, including controls over the selection of accounting methods for our investments, the recognition of equity method earnings and losses and the determination, valuation and recording of our investment account balances.

Changes in Internal Control Over Financial Reporting

There has been no change to our internal control over financial reporting during the quarter ended December 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our evaluation of the effectiveness of internal control over financial reporting is based upon the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (commonly referred to as the "COSO" framework). Based on our evaluation under that framework, we have concluded that our internal control over financial reporting was effective as of December 31, 2011.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that has audited our consolidated financial statements included in this Annual Report, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report, which is included in this Annual Report on Form 10-K.

Certifications

Our chief executive officer is required to annually file a certification with the New York Stock Exchange, or NYSE, certifying our compliance with the corporate governance listing standards of the NYSE. During 2011, our chief executive officer filed such annual certification with the NYSE. The 2011 certification was unqualified.

Our chief executive officer and chief financial officer are also required to, among other things, file quarterly certifications with the SEC regarding the quality of our public disclosures, as required by Section 302 of the Sarbanes-Oxley Act of 2002. The certifications for the quarter ended December 31, 2011 have been filed as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

Not applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to our 2012 definitive proxy statement to be filed with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our 2012 proxy statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our 2012 proxy statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our 2012 proxy statement. See also Note 14 to our Consolidated Financial Statements.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by the Item is incorporated by reference to our 2012 proxy statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) and (c) Financial Statements and Schedule

The Registrant

The consolidated financial statements and schedule of the Registrant listed on the accompanying Index of Financial Statements and Schedules (see page F-1) are filed as part of this Annual Report.

(b) Exhibits

Included as exhibits are the items listed in the Exhibit Index. We will furnish a copy of any of the exhibits listed below upon payment of $4.00 per exhibit to cover our costs to furnish the exhibits. Pursuant to Item 601(b)(4)(iii) of Regulation S-K, any instrument defining the rights of holders of long-term debt issues and other agreements related to indebtedness which do not exceed 10% of consolidated total assets as of December 31, 2010 will be furnished to the Commission upon request.

We will also furnish, without charge, a copy of our amended and restated Code of Business Conduct and Ethics, as adopted by the board of directors on February 9, 2012, upon request. Such requests should be directed to the attention of the Corporate Secretary at our corporate offices located at 5430 LBJ Freeway, Suite 1700, Dallas, TX 75240.

Item No.	Exhibit Index
3.1	First Amended and Restated Certificate of Incorporation of Kronos Worldwide, Inc. - incorporated by reference to Exhibit 3.1 of the Registration statement on Form 10 of the Registrant (File No. 001-31763).
3.2	Amended and Restated Bylaws of Kronos Worldwide, Inc. as of October 25, 2007 - incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K filed (File No. 001-31763) with the U.S. Securities and Exchange Commission on October 31, 2007.
4.1	Indenture governing the 6.5% Senior Secured Notes due 2013, dated as of April 11, 2006, between Kronos International, Inc. and The Bank of New York, as trustee - incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.
4.2	Form of certificate of Series A 6.5% Senior Secured Note due 2013 - incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.3 Form of certificate of Series B 6.5% Senior Secured Note due 2013 - incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.4 Purchase Agreement dated April 5, 2006 between Kronos International, Inc. and Deutsche Bank AG London - incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.5 Registration Rights Agreement dated as of April 11, 2006 between Kronos International, Inc. and Deutsche Bank AG London - incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.6 Collateral Agency Agreement, dated April 11, 2006, among The Bank of New York, U.S. Bank, N.A. and Kronos International, Inc. - incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.7 Security Over Shares Agreement, dated April 11, 2006, between Kronos International, Inc. and The Bank of New York - incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.8 Pledge of Shares (shares in Kronos Denmark ApS), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.8 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.9 Pledge Agreement (shares in Societe Industrielle du Titane S.A.), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.9 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

4.10 Share Pledge Agreement (shares in Kronos Titan GmbH), dated April 11, 2006, between Kronos International, Inc. and U.S. Bank, N.A. - incorporated by reference to Exhibit 4.10 to the Current Report on Form 8-K of Kronos International, Inc. (File No. 333-100047) that was filed with the U.S. Securities and Exchange Commission on April 11, 2006.

10.1 Form of Tax Agreement between Valhi, Inc. and Kronos Worldwide, Inc. - incorporated by reference to Exhibit 10.1 of the

Registration statement on Form 10 of the Registrant (File No. 001-31763).

10.2 Intercorporate Services Agreement by and between Contran Corporation and Kronos Worldwide, Inc., effective as of January 1, 2004 - incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of the Registrant (File No. 001-31763) for the quarter ended March 31, 2004.

10.3* Form of Kronos Worldwide, Inc. 2003 Long-Term Incentive Plan - incorporated by reference to Exhibit 10.4 of the Registration statement on Form 10 of the Registrant (File No. 001-31763).

10.4 €80,000,000 Facility Agreement, dated June 25, 2002, among Kronos Titan GmbH & Co. OHG, Kronos Europe S.A./N.V., Kronos Titan A/S and Titania A/S, as borrowers, Kronos Titan GmbH & Co. OHG, Kronos Europe S.A./N.V. and Kronos Norge AS, as guarantors, Kronos Denmark ApS, as security provider, Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent and security agent, and KBC Bank NV, as fronting bank, and the financial institutions listed in Schedule 1 thereto, as lenders - incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of NL Industries, Inc. (File No. 001-00640) for the quarter ended June 30, 2002.

10.5 First Amendment Agreement, dated September 3, 2004, Relating to a Facility Agreement dated June 25, 2002 among Kronos Titan GmbH, Kronos Europe S.A./N.V., Kronos Titan AS and Titania A/S, as borrowers, Kronos Titan GmbH, Kronos Europe S.A./N.V. and Kronos Norge AS, as guarantors, Kronos Denmark ApS, as security provider, with Deutsche Bank Luxembourg S.A., acting as agent - incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K of the Registrant dated November 17, 2004 (File No. 333-119639).

10.6 Second Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of June 14, 2005 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A. as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A./N.V, Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS - incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K of Kronos International, Inc.(File No. 333-100047) for the year ended December 31, 2009.

10.7 Third Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of May 26, 2008 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A.,/N.V, Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS - incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of Kronos International, Inc. (File No. 333-100047) for the year ended December 31, 2009.

10.8 Fourth Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of September 15, 2009 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A./N.V., Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS - incorporated by reference to

Exhibit 10.5 to the Annual Report on Form 10-K of Kronos International, Inc. (File No. 333-1000947) for the year ended December 31, 2009.

10.9 Fifth Amendment Agreement Relating to a Facility Agreement dated June 25, 2002 executed as of October 28, 2010 by and among Deutsche Bank AG, as mandated lead arranger, Deutsche Bank Luxembourg S.A., as agent, the participating lenders, Kronos Titan GmbH, Kronos Europe S.A./N.V., Kronos Titan AS, Kronos Norge AS, Titania AS and Kronos Denmark ApS - incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Kronos International, Inc. dated October 28, 2010 (File No. 333-100047).

10.10 Lease Contract, dated June 21, 1952, between Farbenfabriken Bayer Aktiengesellschaft and Titangesellschaft mit beschrankter Haftung (German language version and English translation thereof)- incorporated by reference to Exhibit 10.14 to the Annual Report on Form 10-K (File No. 001-00640)of NL Industries, Inc. for the year ended December 31, 1985.

10.11 Master Technology Exchange Agreement, dated as of October 18, 1993, among Kronos Worldwide, Inc. (f/k/a Kronos, Inc.), Kronos Louisiana, Inc., Kronos International, Inc., Tioxide Group Limited and Tioxide Group Services Limited - incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q (File No. 001-00640) of NL Industries, Inc. for the quarter ended September 30, 1993.

10.12 Form of Assignment and Assumption Agreement, dated as of January 1, 1999, between Kronos Inc. (formerly known as Kronos (USA), Inc.) and Kronos International, Inc. - incorporated by reference to Exhibit 10.9 to Kronos International, Inc.'s Registration Statement on Form S-4 (File No. 333-100047).

10.13 Form of Cross License Agreement, effective as of January 1, 1999, between Kronos Inc. (formerly known as Kronos (USA), Inc.) and Kronos International, Inc. - incorporated by reference to Exhibit to Kronos International, Inc.'s Registration Statement on Form S-4 (File No. 333-100047).

10.14 Formation Agreement dated as of October 18, 1993 among Tioxide Americas Inc., Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.2 to NL Industries, Inc.'s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.15 Joint Venture Agreement dated as of October 18, 1993 between Tioxide Americas Inc. and Kronos Louisiana, Inc. - incorporated by reference to Exhibit 10.3 to NL Industries, Inc.'s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.16 Kronos Offtake Agreement dated as of October 18, 1993 between Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.4 to NL Industries, Inc.'s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.

10.17	Amendment No. 1 to Kronos Offtake Agreement dated as of December 20, 1995 between Kronos Louisiana, Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.22 to NL Industries, Inc.'s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1995.
10.18	Tioxide Americas Offtake Agreement dated as of October 18, 1993 between Tioxide Americas Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.5 to NL Industries, Inc.'s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.
10.19	Amendment No. 1 to Tioxide Americas Offtake Agreement dated as of December 20, 1995 between Tioxide Americas Inc. and Louisiana Pigment Company, L.P. - incorporated by reference to Exhibit 10.24 to NL Industries, Inc.'s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 1995.
10.20	Parents' Undertaking dated as of October 18, 1993 between ICI American Holdings Inc. and Kronos Worldwide, Inc. (f/k/a Kronos, Inc.) - incorporated by reference to Exhibit 10.9 to NL Industries, Inc.'s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.
10.21	Allocation Agreement dated as of October 18, 1993 between Tioxide Americas Inc., ICI American Holdings, Inc., Kronos Worldwide, Inc. (f/k/a Kronos, Inc.) and Kronos Louisiana, Inc. - incorporated by reference to Exhibit 10.10 to NL Industries, Inc.'s Quarterly Report on Form 10-Q (File No. 001-00640) for the quarter ended September 30, 1993.
10.22	Insurance sharing agreement dated October 30, 2003 by and among CompX International Inc., Contran Corporation, Keystone Consolidated Industries, Inc., Titanium Metals Corp., Valhi, Inc., NL Industries, Inc. and Kronos Worldwide, Inc. - incorporated by reference to Exhibit 10.48 to NL Industries, Inc.'s Annual Report on Form 10-K (File No. 001-00640) for the year ended December 31, 2003.
10.23**	Third Amended and Restated Unsecured Revolving Demand Promissory Note dated December 31, 2011 in the original principal amount of $225.0 million executed by Valhi, Inc. and payable to the order of Kronos Worldwide, Inc.
21.1**	Subsidiaries.
23.1**	Consent of PricewaterhouseCoopers LLP.
31.1**	Certification.
31.2**	Certification.
32.1**	Certification.

101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

---

* Management contract, compensatory plan or arrangement
** Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kronos Worldwide, Inc.
(Registrant)

By: /s/ Steven L. Watson
Steven L. Watson
March 5, 2012
(Vice Chairman and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

/s/ Harold C. Simmons
Harold C. Simmons, March 5, 2012
(Chairman of the Board)

/s/ Steven L. Watson
Steven L. Watson, March 5, 2012
(Vice Chairman and Chief Executive Officer)

/s/ George E. Poston
George E. Poston, March 5, 2012
(Director)

/s/ Glenn R. Simmons
Glenn R. Simmons, March 5, 2012
(Director)

/s/ C. H. Moore, Jr.
C. H. Moore, Jr., March 5, 2012
(Director)

/s/ Keith R. Coogan
Keith R. Coogan, March 5, 2012
(Director)

/s/ R. Gerald Turner
R. Gerald Turner, March 5, 2012
(Director)

/s/ Gregory M. Swalwell
Gregory M. Swalwell, March 5, 2012
(Executive Vice President and Chief Financial Officer, Principal Financial Officer)

/s/ Tim C. Hafer
Tim C. Hafer, March 5, 2012
(Vice President, Controller, Principal Accounting Officer)

KRONOS WORLDWIDE, INC.

Annual Report on Form 10-K

Items 8, 15(a) and 15(c)

Index of Financial Statements and Schedules

Schedules II, III and IV are omitted because they are not applicable or the required amounts are either not material or are presented in the Notes to the Consolidated Financial Statements.

pwc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Kronos Worldwide, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Kronos Worldwide, Inc. and its subsidiaries at December 31, 2010 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2011 and 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

pwc

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
March 5, 2012

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In millions, except per share data)

ASSETS	December 31, 2010	December 31, 2011
Current assets:		
Cash and cash equivalents	$ 304.7	$ 82.5
Restricted cash	1.9	1.9
Marketable securities	-	20.9
Accounts and other receivables	231.2	270.3
Receivable from affiliate	-	29.6
Inventories	275.8	444.2
Prepaid expenses	6.1	5.7
Deferred income taxes	4.6	9.9
Total current assets	824.3	865.0
Other assets:		
Investment in TiO_2 manufacturing joint venture	96.2	89.2
Note receivable from Valhi	61.9	136.1
Marketable equity securities	49.7	98.4
Deferred income taxes	192.0	133.0
Other	9.9	16.7
Total other assets	409.7	473.4
Property and equipment:		
Land	44.3	43.2
Buildings	227.4	226.6
Equipment	1,008.6	1,018.0
Mining properties	115.9	114.9
Construction in progress	11.9	27.0
	1,408.1	1,429.7
Less accumulated depreciation and amortization	934.5	944.2
Net property and equipment	473.6	485.5
Total assets	$ 1,707.6	$ 1,823.9

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In millions, except per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2010	December 31, 2011
Current liabilities:		
Current maturities of long-term debt	$ 2.2	$ 2.2
Accounts payable and accrued liabilities	196.6	285.8
Payables to affiliates	9.6	8.6
Income taxes	7.0	25.2
Deferred income taxes	4.7	6.2
Total current liabilities	220.1	328.0
Noncurrent liabilities:		
Long-term debt	537.4	362.9
Deferred income taxes	33.2	41.0
Accrued pension cost	119.5	127.6
Accrued postretirement benefits cost	10.6	12.7
Other	25.6	27.4
Total noncurrent liabilities	726.3	571.6
Stockholders' equity:		
Common stock, $.01 par value; 60.0 shares and 240.0 shares authorized; 115.9 and 115.9 shares issued	1.2	1.2
Additional paid-in capital	1,398.8	1,399.0
Retained deficit	(486.5)	(290.1)
Accumulated other comprehensive income (loss):		
Marketable securities	-	5.1
Currency translation	(65.1)	(91.8)
Defined benefit pension plans	(89.0)	(99.2)
Postretirement benefit (OPEB) plans	1.8	.1
Total stockholders' equity	761.2	924.3
Total liabilities and stockholders' equity	$ 1,707.6	$ 1,823.9

Commitments and contingencies (Notes 10 and 15)

See accompanying notes to consolidated financial statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)

	Years ended December 31,		
	2009	2010	2011
Net sales	$ 1,142.0	$ 1,449.7	$ 1,943.3
Cost of sales	1,011.7	1,104.4	1,194.9
Gross margin	130.3	345.3	748.4
Selling, general and administrative expense	148.2	166.7	195.0
Other operating income (expense):			
Currency transaction gains, net	9.9	7.8	3.0
Disposition of property and equipment	(.9)	(1.8)	(1.0)
Other income, net	.6	1.0	.1
Corporate expense	(7.4)	(7.2)	(9.0)
Income (loss) from operations	(15.7)	178.4	546.5
Other income (expense):			
Interest and dividend income	.2	.7	7.0
Marketable securities transaction losses, net	-	-	(.6)
Loss on prepayment of debt, net	-	-	(3.1)
Interest expense	(41.4)	(38.8)	(32.7)
Income (loss) before income taxes	(56.9)	140.3	517.1
Provision for income taxes (benefit)	(22.2)	9.7	196.1
Net income (loss)	$ (34.7)	$ 130.6	$ 321.0
Net income (loss) per basic and diluted Share	$ (.35)	$ 1.29	$ 2.77
Basic and diluted weighted average shares used in the calculation of net income (loss) per share	97.9	100.8	115.9

See accompanying notes to consolidated financial statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In millions)

	Years ended December 31,		
	2009	2010	2011
Net income (loss)	$ (34.7)	$ 130.6	$ 321.0
Other comprehensive income (loss), net of tax:			
Marketable securities	-	-	5.1
Currency translation	24.1	.1	(26.7)
Pension plans:			
Amortization of prior service cost, net transition obligation and net losses included in periodic pension cost	5.1	4.9	6.5
Net actuarial gain (loss) arising during year	2.5	(10.2)	(16.7)
Plan amendments	-	(2.7)	-
	7.6	(8.0)	(10.2)
OPEB plans:			
Amortization of prior service credit and net losses included in periodic OPEB cost	(.1)	-	(.3)
Net actuarial loss arising during year	(2.4)	(1.2)	(1.4)
Plan amendments	-	4.1	-
	(2.5)	2.9	(1.7)
Total other comprehensive income (loss)	29.2	(5.0)	(33.5)
Comprehensive income (loss)	$ (5.5)	$ 125.6	$ 287.5

See accompanying notes to consolidated financial statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2009, 2010 and 2011

(In millions)

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss): Marketable securities	Currency translation	Pension plans	OPEB plans	Total
Balance at December 31, 2008	$ 1.1	$ 1,061.2	$ (567.9)	$ -	$ (89.3)	$ (88.6)	$ 1.4	$ 317.9
Net loss	-	-	(34.7)	-	-	-	-	(34.7)
Other comprehensive income (loss), net of tax	-	-	-	-	24.1	7.6	(2.5)	29.2
Issuance of common stock	-	.1	-	-	-	-	-	.1
Balance at December 31, 2009	1.1	1,061.3	(602.6)	-	(65.2)	(81.0)	(1.1)	312.5
Net income	-	-	130.6	-	-	-	-	130.6
Other comprehensive income (loss), net of tax	-	-	-	-	.1	(8.0)	2.9	(5.0)
Issuance of common stock	.1	337.5	-	-				337.6
Dividends paid - $.125 per share	-	-	(14.5)	-	-	-	-	(14.5)
Balance at December 31, 2010	1.2	1,398.8	(486.5)	-	(65.1)	(89.0)	1.8	761.2
Net income	-	-	321.0	-	-	-	-	321.0
Other comprehensive income (loss), net of tax	-	-	-	5.1	(26.7)	(10.2)	(1.7)	(33.5)
Issuance of common stock	-	.2	-	-	-	-	-	.2
Dividends paid - $1.075 per share	-	-	(124.6)	-	-	-	-	(124.6)
Balance at December 31, 2011	$ 1.2	$ 1,399.0	$ (290.1)	$ 5.1	$ (91.8)	$ (99.2)	$ .1	$ 924.3

See accompanying notes to consolidated financial statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years ended December 31, 2009	2010	2011
Cash flows from operating activities:			
Net income (loss)	$ (34.7)	$ 130.6	$ 321.0
Depreciation and amortization	47.0	44.7	47.5
Deferred income taxes	(21.9)	(23.8)	63.8
Loss on prepayment of debt, net	-	-	3.1
Call premium paid	-	-	(2.5)
Benefit plan expense greater (less) than cash funding:			
Defined benefit pension plans	(1.2)	(2.0)	.7
Other postretirement benefit plans	.2	.7	(.2)
Distributions from TiO_2 manufacturing joint venture, net	7.7	2.4	3.8
Other, net	5.1	5.4	7.3
Change in assets and liabilities:			
Accounts and other receivables	(5.6)	(52.4)	(48.2)
Inventories	99.4	7.1	(183.8)
Prepaid expenses	(1.3)	2.7	.3
Accounts payable and accrued liabilities	5.4	(9.0)	94.8
Income taxes	.4	7.1	19.4
Accounts with affiliates	(3.7)	(.7)	(29.8)
Other noncurrent assets	.5	(.4)	(3.2)
Other noncurrent liabilities	(11.0)	13.6	1.6
Net cash provided by operating activities	86.3	126.0	295.6
Cash flows from investing activities:			
Capital expenditures	(23.7)	(37.7)	(68.6)
Loan to Valhi:			
Loans	-	(114.8)	(214.7)
Collections	-	52.9	140.5
Proceeds from sale of marketable securities - mutual funds	-	-	251.0
Purchase of marketable securities:			
TIMET common stock	-	(43.5)	(30.4)
Valhi common stock	-	(2.5)	(12.8)
Mutual funds	-	(.1)	(272.8)
Change in restricted cash	-	(.1)	(5.2)
Other, net	-	-	(5.1)
Net cash used in investing activities	(23.7)	(145.8)	(218.1)

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In millions)

	Years ended December 31, 2009	2010	2011
Cash flows from financing activities:			
Indebtedness:			
Borrowings	284.5	229.0	113.3
Principal payments	(333.7)	(256.2)	(288.1)
Deferred financing fees	(.6)	(.8)	-
Issuance of common stock	-	337.6	-
Dividends paid	-	(14.5)	(124.6)
Other, net	-	-	(.2)
Net cash provided by (used in) financing activities	(49.8)	295.1	(299.6)
Cash and cash equivalents - net change from:			
Operating, investing and financing activities	$ 12.8	$ 275.3	$ (222.1)
Effect of exchange rate changes on cash	4.7	(1.7)	(.1)
Net change for the year	17.5	273.6	(222.2)
Balance at beginning of year	13.6	31.1	304.7
Balance at end of year	$ 31.1	$ 304.7	$ 82.5
Supplemental disclosures -			
Cash paid for:			
Interest, net of amounts capitalized	$ 39.4	$ 36.3	$ 35.3
Income taxes	2.7	24.0	104.7
Accrual for capital expenditures	4.4	9.6	16.7
Capital lease obligation incurred	5.9	-	-

See accompanying notes to consolidated financial statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies:

Organization and basis of presentation - At December 31, 2011, (i) Valhi, Inc. (NYSE:VHI) held approximately 50% of our outstanding common stock (ii) NL Industries, Inc. (NYSE:NL) held approximately 30% of our common stock, (iii) Valhi owned approximately 83% of NL's outstanding common stock and (iv) Contran Corporation and its subsidiaries held approximately 95% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (for which Mr. Simmons is the sole trustee), or is held by Mr. Simmons or other persons or entities related to Mr. Simmons. Consequently, Mr. Simmons may be deemed to control Contran, Valhi and us.

Unless otherwise indicated, references in this report to "we," "us" or "our" refers to Kronos Worldwide, Inc. and its subsidiaries, taken as a whole.

Management's estimates - In preparing our financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results may differ significantly from previously-estimated amounts under different assumptions or conditions.

Principles of consolidation - The consolidated financial statements include our accounts and those of our majority-owned subsidiaries. We have eliminated all material intercompany accounts and balances.

Translation of currencies - We translate the assets and liabilities of our subsidiaries whose functional currency is other than the U.S. dollar at year-end exchange rates, while we translate our revenues and expenses at average exchange rates prevailing during the year. We accumulate the resulting translation adjustments in stockholders' equity as part of accumulated other comprehensive income (loss), net of related deferred income taxes. We recognize currency transaction gains and losses in income currently.

Derivatives and hedging activities - We recognize derivatives as either assets or liabilities measured at fair value. We recognize the effect of changes in the fair value of derivatives either in net income (loss) or other comprehensive income (loss), depending on the intended use of the derivative.

Cash and cash equivalents - We classify bank time deposits and U.S. Treasury securities purchased under short-term agreements to resell with original maturities of three months or less as cash equivalents.

Restricted cash and cash equivalents - We classify cash and cash equivalents that have been segregated or are otherwise limited in use as restricted. To the extent the restricted amount relates to a recognized liability, we classify such restricted amount as either a current or noncurrent asset to correspond with the classification of the liability. To the extent the restricted amount does not relate to a recognized liability, we classify restricted cash as a current asset. See Note 7.

Marketable securities and securities transactions - We carry marketable debt and equity securities at fair value. Accounting Standard Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*, establishes a consistent framework for measuring fair value and (with certain exceptions) this framework is generally applied to all financial statement items required to be measured at fair value. The standard requires fair value measurements to be classified and disclosed in one of the following three categories:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the assets or liability; and
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

We classify all of our marketable securities as available-for-sale and unrealized gains or losses on these securities are recognized through other comprehensive income, except for any decline in value we conclude is other than temporary, which is accounted for as a realized loss. We base realized gains and losses upon the specific identification of the securities sold.

We evaluate our investments whenever events or conditions occur to indicate that the fair value of such investments has declined below their carrying amounts. If the carrying amount for an investment declines below its historical cost basis, we evaluate all available positive and negative evidence including, but not limited to, the extent and duration of the impairment, business prospects for the investee and our intent and ability to hold the investment for a reasonable period of time sufficient for the recovery of fair value. If we determine the decline in fair value is other than temporary, the carrying amount of the investment is written down to fair value.

See Notes 6, 11 and 16.

Accounts receivable - We provide an allowance for doubtful accounts for known and estimated potential losses arising from sales to customers based on a periodic review of these accounts.

Inventories and cost of sales - We state inventories at the lower of cost or market, net of allowance for obsolete and slow-moving inventories. We generally base inventory costs for all inventory categories on average cost that approximates the first-in, first-out method. Inventories include the costs for raw materials, the cost to manufacture the raw materials into finished goods and overhead. Depending on the inventory's stage of completion, our manufacturing costs can include the costs of packing and finishing, utilities, maintenance, depreciation, and salaries and benefits associated with our manufacturing process. We allocate fixed manufacturing overheads based on normal production capacity. Unallocated overhead costs resulting from periods with abnormally low production levels are charged to expense as incurred. As inventory is sold to third parties, we recognize the cost of sales in the same period that the sale occurs. We periodically review our inventory for estimated obsolescence or instances when inventory is no longer marketable for its intended use, and we record any write-down equal to the difference between the cost of inventory and its estimated net realizable value based on assumptions about alternative uses, market conditions and other factors.

Investment in TiO_2 ***manufacturing joint venture*** - We account for our investment in a 50%-owned manufacturing joint venture by the equity method. See Note 5.

Property and equipment and depreciation - We state property and equipment at cost, including capitalized interest on borrowings during the actual construction period of major capital projects. Capitalized interest costs were $1.1 million in 2009, $.9 million in 2010 and $1.0 million in 2011. We compute depreciation of property and equipment for financial reporting purposes (including mining equipment) principally by the straight-line method over the estimated useful lives of the assets as follows:

Asset	Useful lives
Buildings and improvements	10 to 40 years
Machinery and equipment	3 to 20 years
Mine development costs	units-of-production

We use accelerated depreciation methods for income tax purposes, as permitted. Upon the sale or retirement of an asset, we remove the related cost and accumulated depreciation from the accounts and recognize any gain or loss in income currently.

We expense costs incurred for maintenance, repairs and minor renewals (including planned major maintenance) while we capitalize expenditures for major improvements.

We have a governmental concession with an unlimited term to operate our ilmenite mines in Norway. Mining properties consist of buildings and equipment used in our Norwegian ilmenite mining operations and costs associated with the development of a new mine area which commenced production in 2009. While we own the land and ilmenite reserves associated with the mining operations, such land and reserves were acquired for nominal value and we have no material asset recognized for the land and reserves related to our mining operations.

We perform impairment tests when events or changes in circumstances indicate the carrying value may not be recoverable. We consider all relevant factors. We perform the impairment test by comparing the estimated future undiscounted cash flows (exclusive of interest expense) associated with the asset to the asset's net carrying value to determine if a write-down to market value or discounted cash flow value is required.

Long-term debt - We state long-term debt net of any unamortized original issue premium or discount. We classify amortization of deferred financing costs and any premium or discount associated with the issuance of indebtedness as interest expense and compute such amortization by the interest method over the term of the applicable issue.

Employee benefit plans - Accounting and funding policies for our retirement plans are described in Note 11.

Income taxes - We, Valhi and our qualifying subsidiaries are members of Contran's consolidated U.S. federal income tax group (the "Contran Tax Group") and we and certain of our qualifying subsidiaries also file consolidated income tax returns with Contran in various U.S. state jurisdictions. As a member of the Contran Tax Group, we are jointly and severally liable for the federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which we are included in the Contran Tax Group. See Note 15. As a member of the Contran Tax Group, we are a party to a tax sharing agreement which provides that we compute our provision for U.S. income taxes on a separate-company basis using the tax elections made by Contran. Pursuant to the tax sharing agreement, we make payments to or receive payments from Valhi in amounts we would have paid to or received from the U.S. Internal Revenue Service or the applicable state tax authority had we not been a member of the Contran Tax Group. We made net payments of income taxes to Valhi of $.5 million in 2009, $13.6 million in 2010, and $43.5 in 2011.

We recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in our subsidiaries and affiliates who are not members of the Contran Tax Group and undistributed earnings of non-U.S. subsidiaries which are not deemed to be permanently reinvested. The earnings of non-U.S. subsidiaries subject to permanent reinvestment plans aggregated $767 million at December 31, 2010 and $946 million at December 31, 2011. It is not practical for us to determine the amount of the unrecognized deferred income tax liability related to such earnings due to the complexities associated with the U.S. taxation on earnings of non-U.S. subsidiaries repatriated to the U.S. We periodically evaluate our deferred tax assets in the various taxing jurisdictions in which we operate and adjust any related valuation allowance based on the estimate of the amount of such deferred tax assets that we believe does not meet the more-likely-than-not recognition criteria.

We record a reserve for uncertain tax positions for tax positions where we believe that it is more-likely-than-not our position will not prevail with the applicable tax authorities. The amount of the benefit associated with our uncertain tax positions that we recognize is limited to the largest amount for which we believe the likelihood of realization is greater than 50%. We accrue penalties and interest on the difference between tax positions taken on our tax returns and the amount of benefit recognized for financial reporting purposes. We classify our reserves for uncertain tax positions in a separate current or noncurrent liability, depending on the nature of the tax position. See Note 10.

Net sales - We record sales when products are shipped and title and other risks and rewards of ownership have passed to the customer, or when services are performed. Shipping terms of products shipped are generally FOB shipping point, although in some instances shipping terms are FOB destination point (for which we do not recognize sales until the product is received by the customer) or other standard shipping terms. We state sales net of price, early payment and distributor discounts and volume rebates. We report any tax assessed by a governmental authority that we collect from our customers that is both imposed on and concurrent with our revenue-producing activities (such as sales, use, value added and excise taxes) on a net basis (meaning we do not recognize these taxes either in our revenues or in our costs and expenses).

Selling, general and administrative expense; shipping and handling costs - Selling, general and administrative expense includes costs related to marketing, sales, distribution, shipping and handling, research and development, legal, and administrative functions such as accounting, treasury and finance, and includes costs for salaries and benefits, travel and entertainment, promotional materials and professional fees. We include shipping and handling costs in selling, general and administrative expense and these costs were $74 million in 2009, $83 million in 2010 and $93 million in 2011. We expense advertising costs as incurred and these costs were $1 million in each of 2009, 2010 and 2011. We expense research, development and certain sales technical support costs as incurred and these costs approximated $12 million in 2009, $13 million in 2010 and $20 million in 2011.

Note 2 - Geographic information:

Our operations are associated with the production and sale of titanium dioxide pigments ("TiO_2"). TiO_2 is used to impart whiteness, brightness and opacity to a wide variety of products, including paints, plastics, paper, fibers and ceramics. At December 31, 2010 and 2011 the net assets of non-U.S. subsidiaries included in consolidated net assets approximated $257 million and $478.2 million, respectively.

For geographic information, we attribute net sales to the place of manufacture (point of origin) and to the location of the customer (point of destination); we attribute property and equipment to their physical location.

	Years ended December 31,		
	2009	2010	2011
	(In millions)		
Geographic areas			
Net sales - point of origin:			
Germany	$ 616.5	$ 714.2	**$ 1,039.7**
United States	422.6	564.7	**749.6**
Canada	177.2	245.4	**301.7**
Belgium	164.4	209.1	**301.8**
Norway	139.5	188.3	**245.1**
Eliminations	(378.2)	(472.0)	**(694.6)**
Total	$ 1,142.0	$ 1,449.7	**$ 1,943.3**
Net sales - point of destination:			
Europe	$ 669.6	$ 822.2	**$ 1,141.4**
North America	319.5	417.8	**498.5**
Other	152.9	209.7	**303.4**
Total	$ 1,142.0	$ 1,449.7	**$ 1,943.3**

	December 31,	
	2010	2011
	(In millions)	
Identifiable assets - net property and equipment:		
Germany	$ 236.3	**$ 229.5**
Norway	95.2	**96.6**
Canada	68.4	**68.0**
Belgium	66.3	**83.2**
Other	7.4	**8.2**
Total	$ 473.6	**$ 485.5**

Note 3 - Accounts and other receivables:

	December 31, 2010	December 31, 2011
	(In millions)	
Trade receivables	$ 202.2	$ 247.2
Recoverable VAT and other receivables	29.9	22.3
Refundable income taxes	1.3	2.0
Allowance for doubtful accounts	(2.2)	(1.2)
Total	$ 231.2	$ 270.3

Note 4 - Inventories:

	December 31, 2010	December 31, 2011
	(In millions)	
Raw materials	$ 52.1	$ 89.6
Work in process	13.6	17.3
Finished products	154.6	280.7
Supplies	55.5	56.6
Total	$ 275.8	$ 444.2

Note 5 - Investment in TiO_2 manufacturing joint venture:

We own a 50% interest in Louisiana Pigment Company, L.P. ("LPC"). LPC is a manufacturing joint venture whose other 50%-owner is Tioxide Americas Inc. ("Tioxide"). Tioxide is a wholly-owned subsidiary of Huntsman Corporation. LPC owns and operates a chloride-process TiO_2 plant in Lake Charles, Louisiana.

We and Tioxide are both required to purchase one-half of the TiO_2 produced by LPC. LPC operates on a break-even basis and, accordingly, we report no equity in earnings of LPC. Each owner's acquisition transfer price for its share of the TiO_2 produced is equal to its share of the joint venture's production costs and interest expense, if any. Our share of net cost is reported as cost of sales as the related TiO_2 acquired from LPC is sold. We report distributions we receive from LPC, which generally relate to excess cash generated by LPC from its non-cash production costs, and contributions we make to LPC, which generally relate to cash required by LPC when it builds working capital, as part of our cash flows from operating activities in our Consolidated Statements of Cash Flows. The components of our net distributions from LPC are shown in the table below.

	Years ended December 31, 2009	2010	2011
		(In millions)	
Distributions from LPC	$ 22.7	$ 26.1	$ 29.7
Contributions to LPC	(15.0)	(23.7)	(25.9)
Net distributions from	$ 7.7	$ 2.4	$ 3.8

Summary balance sheets of LPC are shown below:

	December 31,	
	2010	2011
	(In millions)	
ASSETS		
Current assets	$ 68.6	$ 108.5
Property and equipment, net	154.4	140.7
Total assets	$ 223.0	$ 249.2
LIABILITIES AND PARTNERS' EQUITY		
Other liabilities, primarily current	$ 27.9	$ 68.0
Partners' equity	195.1	181.2
Total liabilities and partners' equity	$ 223.0	$ 249.2

Summary income statements of LPC are shown below:

	Years ended December 31,		
	2009	2010	2011
		(In millions)	
Revenues and other income:			
Kronos	$ 121.2	$ 133.7	$ 144.8
Tioxide	121.8	134.5	145.7
	243.0	268.2	290.5
Cost and expenses:			
Cost of sales	242.5	267.7	290.1
General and administrative	.5	.5	.4
	243.0	268.2	290.5
Net income	$ -	$ -	$ -

Note 6 - Marketable securities:

Our marketable securities include investments in mutual funds and in the publicly-traded shares of related parties: Titanium Metals Corporation ("TIMET"), Valhi, NL and CompX International Inc. Contran, Mr. Harold Simmons and persons and other entities related to Mr. Simmons own a majority of TIMET's outstanding common stock and NL owns a majority of CompX's outstanding common stock. All of our marketable securities are accounted for as available-for-sale securities, which are carried at fair value using quoted market prices in active markets for each marketable security and represent a Level 1 input within the fair value hierarchy. See Note 16. Because we have classified all of our marketable securities as available-for-sale, any unrealized gains or losses on the securities are recognized through other comprehensive income.

Marketable security	Fair value measurement level	Market value	Cost basis	Unrealized gains (losses)
December 31, 2010:				
Noncurrent assets:				
TIMET common stock	1	$ 46.9	$ 46.9	$ -
Valhi common stock	1	2.7	2.7	-
NL and CompX common stocks	1	.1	.1	-
Total		$ 49.7	$ 49.7	$ -
December 31, 2011:				
Current assets:				
Mutual funds	1	$ 20.9	$ 21.1	$ (.2)
Noncurrent assets:				
TIMET common stock	1	63.6	73.9	(10.3)
Valhi common stock	1	34.7	15.3	19.4
NL and CompX common stocks	1	.1	.1	-
Total		$ 98.4	$ 89.3	$ 9.1

At December 31, 2011, we held approximately 4.2 million shares, or 2.4%, of TIMET's outstanding common stock and approximately .6 million shares of Valhi's common stock. We also held a nominal number of shares of CompX and NL common stocks. During 2011, we purchased an aggregate of 1.5 million shares of TIMET common stock and .5 million shares of Valhi common stock for an aggregate of $27.0 million and $12.6 million, respectively (during 2010, an aggregate of 2.7 million shares of TIMET common stock and .1 million shares of Valhi common stock were purchased for an aggregate of $46.9 million and $2.7 million, respectively). At December 31, 2011, the quoted per share market price of TIMET's and Valhi's common stock was $14.98 and $60.47, respectively (December 31, 2010 - $17.18 and $22.11, respectively).

The TIMET, Valhi, CompX and NL common stocks we own are subject to the restrictions on resale pursuant to certain provisions of the Securities and Exchange Commission ("SEC") Rule 144. In addition, as a majority-owned subsidiary of Valhi we cannot vote our shares of Valhi common stock under Delaware Corporation Law, but we do receive dividends from Valhi on these shares, when declared and paid.

Because we have classified all of our marketable securities as available-for-sale, any unrealized gains or losses on the securities are recognized through other comprehensive income. With respect to our investment in TIMET, our cost basis has continuously exceeded its market value since October 2011, but we consider such decline in market price to be temporary at December 31, 2011. We considered all available evidence in reaching this conclusion, including our ability and intent to hold this investment for a reasonable period of time sufficient for the recovery of fair value, as evidenced by the amount of liquidity we currently have with cash on hand and our borrowing availability. We will continue to monitor the quoted market prices for this investment. In this regard, as of January 19, 2012, the aggregate quoted market price for our shares of TIMET common stock was only $4.2 million less than our aggregate cost basis. If we conclude in the future that a decline in value of one or more of these securities was other than temporary, we would recognize an impairment through an income statement charge at that time. Such income statement impairment charge would be offset in other comprehensive income by the reversal of the previously recognized unrealized losses to the extent they were previously recognized in accumulated other comprehensive income.

At December 31, 2011, we held investments in various mutual funds which have a primary investment objective of holding corporate and government debt securities from U.S. and other markets. These funds have daily liquidity and are held for the temporary investment of cash available for our current operations in order to generate a higher return than would be available if such funds were invested in an asset qualifying for classification as a cash equivalent and accordingly we have classified our investments in these mutual funds as a current asset.

Note 7 - Other noncurrent assets:

	December 31,	
	2010	2011
	(In millions)	
Deferred financing costs, net	$ 4.4	$ 2.0
Restricted cash	-	5.4
Pension asset	.3	-
Other	5.2	9.3
Total	$ 9.9	$ 16.7

Note 8 - Accounts payable and accrued liabilities:

	December 31,	
	2010	2011
	(In millions)	
Accounts payable	$ 119.2	$ 186.6
Employee benefits	34.1	35.3
Accrued sales discounts and rebates	11.3	11.9
Accrued interest	7.4	5.0
Other	24.6	47.0
Total	$ 196.6	$ 285.8

Note 9 - Long-term debt:

	December 31,	
	2010	2011
	(In millions)	
Kronos International, Inc. 6.5% Senior Secured Notes	$ 532.8	$ 360.6
European credit facility	-	-
Other	6.8	4.5
Total debt	539.6	365.1
Less current maturities	2.2	2.2
Total long-term debt	$ 537.4	$ 362.9

Senior Secured Notes - In April 2006, Kronos International, Inc. ("KII"), one of our wholly-owned subsidiaries, issued €400 million principal amount of 6.5% Senior Secured Notes ("6.5% Notes") due 2013 at 99.306% of the principal amount ($498.5 million when issued). We collateralized the 6.5% Notes with a pledge of 65% of the common stock or other ownership interests of certain of our first-tier European operating subsidiaries: Kronos Titan GmbH, Kronos Denmark ApS, Kronos Limited and Société Industrielle du Titane, S.A. We issued the 6.5% Notes pursuant to an indenture which contains a number of covenants and restrictions which, among other things, restricts our ability to incur additional debt, incur liens, pay dividends or merge or consolidate with, or sell or transfer all or substantially all of the assets to, another entity. At our option, we may redeem the 6.5% Notes at redemption prices of 102.167% of the principal amount through October 2011, declining to 101.08% of the principal amount through October 2012 and 100% of the principal amount on or after October 15, 2012. In this regard, in March 2011, we redeemed €80 million principal amount of the 6.5% Notes at 102.167% of the principal amount for an aggregate of $115.7 million, including a $2.5 million call premium. During the third and fourth quarters of 2011, we repurchased in open market transactions an aggregate of €40.8 million principal amount of the 6.5% notes for an aggregate of €40.6 million (an aggregate of $57.6 million when repurchased). Following such partial redemption and repurchases, €279.2 million principal amount of Senior Notes remain outstanding. We recognized a $3.3 million pre-tax interest charge related to the redemption of €80 million of the 6.5% Senior Secured Notes consisting of the call premium, the write-off of unamortized deferred financing costs and original issue discount associated with the redeemed Senior Notes. We recognized a $.2 million net gain on the €40.8 million principal amount of Senior Notes repurchased in open market transactions. We borrowed under our European revolving credit facility, as discussed below, in order to fund the redemption in March 2011, while we used cash on hand to fund the open market repurchases.

In the event of a change of control, as defined in the agreement, we would be required to make an offer to purchase our 6.5% Notes at 101% of the principal amount. We would also be required to make an offer to purchase a specified portion of our 6.5% Notes at par value in the event we generate a certain amount of net proceeds from the sale of assets outside the ordinary course of business, and such net proceeds are not otherwise used for specified purposes within a specified time period. The indenture also contains certain cross-referenced provisions, as discussed below. The carrying amount of the 6.5% Notes includes unamortized original issue discount of €.9 million ($1.2 million) and €.4 million ($.5 million) at December 31, 2010 and 2011, respectively.

Revolving credit facilities

Europe - Our operating subsidiaries in Germany, Belgium, Norway and Denmark have a €80 million secured revolving bank credit facility that, as amended, matures in October 2013. We may denominate borrowings in euros, Norwegian kroner or U.S. dollars. We may also issue up to €5 million of letters of credit. Outstanding borrowings bear interest at rates ranging from LIBOR plus 1.75% to LIBOR plus 1.5%. The facility is collateralized by the accounts receivable and inventories of the borrowers, plus a limited pledge of all of the other assets of the Belgian borrower. The facility contains certain restrictive covenants that, among other things, restrict the ability of the borrowers to incur debt, incur liens, pay dividends or merge or consolidate with, or sell or transfer all or substantially all of the assets to, another entity. In addition, the credit facility contains customary cross-default provisions with respect to other debt and obligations of the borrowers, KII and its other subsidiaries.

During 2011, we borrowed €80 million ($113.3 million when borrowed) under our European credit facility, and subsequently repaid €80 million ($115.0 million when repaid). As of December 31, 2011, there were no outstanding borrowings under our European credit facility and the equivalent of $103.5 million was available for borrowing under this facility.

Canada - In December 2011, our Canadian subsidiary entered into a Cdn. $10.0 million loan agreement with the Bank of Montreal for the limited purpose of issuing letters of credit. The facility renews annually. Letters of credit are collateralized by restricted deposits at the Bank of Montreal ($5.1 million at December 31, 2011). The facility contains certain restrictive covenants which, among other things, restrict the subsidiary from incurring additional indebtedness in excess of Cdn. $20 million. At December 31, 2011, an aggregate of Cdn. $5.2 million letters of credit were outstanding under this facility. In February 2012, an additional letter of credit was issued under this facility for Cdn. $2.1 million.

In December 2011, our Canadian subsidiary entered into an agreement with an economic development agency of the Province of Quebec, Canada pursuant to which we may borrow up to Cdn. $7.1 million from such agency. Borrowings may only be used to fund capital improvements at our Canadian plant, and are limited to a specified percentage of such capital improvements. Borrowings are non-interest bearing, with monthly payments commencing in 2017. The agreement contains certain restrictive covenants, which, among other things, restricts the subsidiary's ability to sell assets or enter into mergers, and requires our subsidiary to maintain certain financial ratios and maintain specified levels of employment. At December 31, 2011, we had no borrowings under this agreement.

Other - We voluntarily terminated our U.S. subsidiaries' $70 million revolving credit facility in February 2011 and our Canadian subsidiary's Cdn. $20 million revolving credit facility in January 2011, in each case with no outstanding borrowings at such date.

Note payable to affiliate - From time to time, companies related to Contran will have loans and advances outstanding between them and various related parties pursuant to term and demand notes. In this regard, in April 2010 we entered into an unsecured revolving credit note with Contran pursuant to which we could borrow up to $40 million from Contran. Our loans from Contran bore interest, payable quarterly, at the prime rate minus 0.5%, with all outstanding principal due on demand and in any event no later than December 31, 2011. The principal amount borrowed at any time was solely at the discretion of Contran. This facility terminated upon its maturity in December 2011. See Note 14.

Restrictions and other - Aggregate maturities of long-term debt at December 31, 2011 are:

Years ending December 31,	**Amount** **(In millions)**
2012	$ 2.2
2013	361.7
2014	.5
2015	.4
2016	.3
Total	$ 365.1

Under the cross-default provisions of the 6.5% Notes, the 6.5% Notes may be accelerated prior to their stated maturity if KII or any of KII's subsidiaries default under any other indebtedness in excess of $20 million due to a failure to pay the other indebtedness at its due date (including any due date that arises prior to the stated maturity as a result of a default under the other indebtedness). Under the cross-default provisions of the European revolving credit facility, any outstanding borrowings under the facility may be accelerated prior to their stated maturity if the borrowers or KII default under any other indebtedness in excess of €5 million due to a failure to pay the other indebtedness at its due date (including any due date that arises prior to the stated maturity as a result of a default under the other indebtedness). The European revolving credit facility contains provisions that allow the lender to accelerate the maturity of the applicable facility in the event of a change of control, as defined in the respective agreement, of the applicable borrower. In the event any of these cross-default or change-of-control provisions become applicable, and the indebtedness is accelerated, we would be required to repay the indebtedness prior to its stated maturity.

Our European credit facility described above requires the respective borrowers to maintain minimum levels of equity, require the maintenance of certain financial ratios, limit dividends and additional indebtedness and contain other provisions and restrictive covenants customary in lending transactions of this type. We are in compliance with all of our debt covenants at December 31, 2011.

At December 31, 2011, the restricted net assets of consolidated subsidiaries approximated $121.7 million. At December 31, 2011, there were no restrictions on our ability to pay dividends. The terms of the indenture governing the 6.5% Notes limit KII's ability to pay dividends and make other restricted payments. At December 31, 2011, the maximum amount of dividends and other restricted payments that KII could make (the "Restricted Payment Basket") was $256.6 million.

Note 10 - Income taxes:

	Years ended December 31,		
	2009	2010	2011
	(In millions)		
Pre-tax income (loss):			
U.S.	$ 17.5	$ 58.1	**$ 105.1**
Non-U.S.	(74.4)	82.2	**412.0**
Total	$ (56.9)	$ 140.3	**$ 517.1**
Expected tax expense (benefit), at U.S. federal statutory income tax rate of 35%	$ (19.9)	$ 49.1	**$ 181.0**
Non-U.S. tax rates	1.4	(3.9)	**(17.3)**
German tax attribute adjustments	.2	(35.2)	**-**
Incremental U.S. tax on earnings of non-tax group companies	-	.2	**28.8**
Nondeductible expenses	2.0	1.9	**2.9**
U.S. state income taxes, net	.2	1.2	**2.1**
Uncertain tax positions, net	(4.7)	.7	**1.6**
Tax rate changes	-	(1.7)	**.1**
Other, net	(1.4)	(2.6)	**(3.1)**
Provision for income taxes (benefit)	$ (22.2)	$ 9.7	**$ 196.1**

	Years ended December 31,		
	2009	2010	2011
	(In millions)		
Components of income tax expense (benefit):			
Currently payable (refundable):			
U.S. federal and state	$ 1.9	$ 16.7	**$ 52.0**
Non-U.S.	2.5	16.2	**78.7**
	4.4	32.9	**130.7**
Deferred income taxes (benefit):			
U.S. federal and state	2.5	(3.4)	**3.9**
Non-U.S.	(29.1)	(19.8)	**61.5**
	(26.6)	(23.2)	**65.4**
Provision for income taxes (benefit)	$ (22.2)	$ 9.7	**$ 196.1**

	Years ended December 31,		
	2009	2010	2011
	(In millions)		
Comprehensive provision for income taxes (benefit) allocable to:			
Net income (loss)	$ (22.2)	$ 9.7	**$ 196.1**
Other comprehensive income (loss):			
Pension plans	3.1	(2.8)	**(3.3)**
OPEB plans	(.9)	1.3	**(.7)**
Marketable securities	-	-	**3.1**
Total	$ (20.0)	$ 8.2	**$ 195.2**

The components of our net deferred income taxes at December 31, 2010 and 2011 are summarized in the following table.

	December 31,			
	2010		2011	
	Assets	Liabilities	Assets	Liabilities
	(In millions)			
Tax effect of temporary differences related to:				
Inventories	$ 2.0	$ (3.8)	$ 7.5	$ (6.4)
Property and equipment	-	(62.4)	-	(67.3)
Accrued postretirement benefits other than pension ("OPEB") costs	3.1	-	3.7	-
Accrued pension cost	7.4	-	10.9	-
Other accrued liabilities and deductible differences	16.0	-	12.5	-
Other taxable differences	-	(5.5)	-	(6.7)
Tax on unremitted earnings of non-U.S. subsidiaries	-	(3.2)	-	(14.4)
Tax loss and tax credit carryforwards	205.6	-	156.1	-
Valuation allowance	(.5)	-	(.2)	-
Adjusted gross deferred tax assets (liabilities)	233.6	(74.9)	190.5	(94.8)
Netting of items by tax jurisdiction	(37.0)	37.0	(47.6)	47.6
	196.6	(37.9)	142.9	(47.2)
Less net current deferred tax asset (liability)	4.6	(4.7)	9.9	(6.2)
Net noncurrent deferred tax asset (liability)	$ 192.0	$ (33.2)	$ 133.0	$ (41.0)

Our provision for income taxes in the third and fourth quarters of 2011 includes an aggregate of $17.2 million for U.S. incremental income taxes on current earnings repatriated from our German subsidiary, which earnings were used to fund a portion of the repurchases of our Senior Secured Notes discussed in Note 9. In addition, we accrue U.S. incremental income taxes on the earnings of our Canadian subsidiary, which earnings we previously determined are not permanently reinvested.

As a consequence of a European Court ruling that resulted in a favorable resolution of certain income tax issues in Germany, during the first quarter of 2010 the German tax authorities agreed to an increase in our German net operating loss carryforwards. Accordingly, we recognized a non-cash income tax benefit of $35.2 million in the first quarter of 2010.

Following the resolution of tax audits in Belgium and Germany in the third and fourth quarters of 2009, we de-recognized $4.7 million of our reserve for uncertain tax positions primarily related to the audit resolution.

Tax authorities are examining certain of our non-U.S. tax returns and have or may propose tax deficiencies, including penalties and interest. Because of the inherent uncertainties involved in settlement initiatives and court and tax proceedings, we cannot guarantee that these tax matters will be resolved in our favor, and therefore our potential exposure, if any, is also uncertain. In 2011 we received notices of re-assessment from the Canadian federal and provincial tax authorities related to the years 2002 through

2004. We object to the re-assessments and believe the position is without merit. Accordingly, we are appealing the re-assessments and in connection with such appeal we were required to post letters of credit aggregating Cdn. $5.2 million (see Note 9). In February 2012, and in conjunction with the re-assessment notices received in 2011, we posted an additional letter of credit of Cdn. $2.1 million. If the full amount of the proposed adjustment were ultimately to be assessed against us the cash tax liability would be approximately $11.6 million. We believe we have adequate accruals for additional taxes and related interest expense which could ultimately result from tax examinations. We believe the ultimate disposition of tax examinations should not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. The amount of interest and penalties we accrued during 2009, 2010 and 2011 was not material, and at December 31, 2009, 2010, and 2011, we had $2.5 million, $2.7 million and $3.1 million, respectively, accrued for interest and penalties for our uncertain tax positions.

The following table shows the changes in the amount of our uncertain tax positions (exclusive of the effect of interest and penalties) during 2009, 2010 and 2011:

	Year Ended December 31,		
	2009	**2010**	**2011**
		(In millions)	
Changes in unrecognized tax benefits:			
Unrecognized tax benefits at beginning of year	$ 10.4	$ 7.0	**$ 7.9**
Net increase (decrease):			
Tax positions taken in prior periods	(5.0)	(.1)	**.3**
Tax positions taken in current period	.9	.6	**1.0**
Change in currency exchange rates	.7	.4	**(.4)**
Unrecognized tax benefits at end of year	$ 7.0	$ 7.9	**$ 8.8**

If our uncertain tax positions were recognized, a benefit of $9.5 million, $10.6 million and $11.9 million would affect our effective income tax rates for 2009, 2010 and 2011 respectively. We currently estimate that our unrecognized tax benefits will not change materially during the next twelve months.

We file income tax returns in various U.S. federal, state and local jurisdictions. We also file income tax returns in various non-U.S. jurisdictions, principally in Germany, Canada, Belgium and Norway. Our U.S. income tax returns prior to 2008 are generally considered closed to examination by applicable tax authorities. Our non-U.S. income tax returns are generally considered closed to examination for years prior to 2007 for Germany, 2008 for Belgium, 2006 for Canada and 2002 for Norway.

At December 31, 2011, we had the equivalent of $799 million and $188 million of net operating loss carryforwards for German corporate and trade tax purposes, respectively. At December 31, 2011, we have concluded that no deferred income tax asset valuation allowance is required to be recognized with respect to such carryforwards, principally because (i) such carryforwards have an indefinite carryforward period, (ii) we have utilized a portion of such carryforwards during the most recent three-year period and (iii) we currently expect to utilize the remainder of such carryforwards over the long term. However, prior to the complete utilization of these carryforwards, particularly if the economic recovery were to be short-lived or we generate operating losses in our German operations for an extended period of time, it is possible we might conclude the benefit of the carryforwards would no longer meet the more-likely-than-not recognition criteria, at which point we would be required to recognize a valuation allowance against some or all of the then-remaining tax benefit associated with the carryforwards.

Note 11 - Employee benefit plans:

Defined contribution plans - We maintain various defined contribution pension plans with our contributions based on matching or other formulas. Defined contribution plan expense approximated $1.0 million in 2009, $1.2 million in 2010 and $1.5 million in 2011.

Accounting for defined benefit and postretirement benefits other than pensions ("OPEB") plans - We recognize an asset or liability for the over or under funded status of each of our individual defined benefit pension plans on our Consolidated Balance Sheets. Changes in the funded status of these plans are recognized either in net income (loss), to the extent they are reflected in periodic benefit cost, or through other comprehensive income (loss).

Defined benefit plans - We sponsor various defined benefit pension plans. Non-U.S. employees are covered by plans in their respective countries and a majority of U.S. employees are eligible to participate in a contributory savings plan. The benefits under our plans are based upon years of service and employee compensation. Our funding policy is to contribute annually the minimum amount required under ERISA (or equivalent non-U.S.) regulations plus additional amounts as we deem appropriate.

We expect to contribute the equivalent of approximately $26.4 million to all of our defined benefit pension plans during 2012. Benefit payments to plan participants out of plan assets are expected to be the equivalent of:

Years ending December 31,	Amount (In millions)
2012	$ 24.5
2013	25.4
2014	25.4
2015	25.1
2016	24.8
Next 5 years	136.9

The funded status of our non-U.S. defined benefit pension plans is presented in the table below.

	Years ended December 31, 2010	Years ended December 31, 2011
	(In millions)	
Change in projected benefit obligations ("PBO"):		
Benefit obligations at beginning of the year	$ 423.7	**$ 446.0**
Service cost	10.4	**11.2**
Interest cost	21.9	**23.6**
Participant contributions	1.7	**1.9**
Actuarial losses	24.9	**18.0**
Plan amendments	3.8	**-**
Change in currency exchange rates	(18.0)	**(13.4)**
Benefits paid	(22.4)	**(27.0)**
Benefit obligations at end of the year	446.0	**460.3**
Change in plan assets:		
Fair value of plan assets at beginning of the year	306.9	**327.3**
Actual return on plan assets	26.7	**18.3**
Employer contributions	24.5	**25.2**
Participant contributions	1.7	**1.9**
Change in currency exchange rates	(10.1)	**(9.5)**
Benefits paid	(22.4)	**(27.0)**
Fair value of plan assets at end of year	327.3	**336.2**
Funded status	$(118.7)	**$(124.1)**
Amounts recognized in the balance sheet:		
Noncurrent pension asset	$ .3	**$ -**
Accrued pension costs:		
Current	(1.3)	**(1.3)**
Noncurrent	(117.7)	**(122.8)**
Total	$(118.7)	**$(124.1)**
Accumulated other comprehensive loss:		
Actuarial losses	$ 119.7	**$ 128.8**
Prior service cost	7.7	**6.5**
Net transition obligations	2.2	**1.7**
Total	$ 129.6	**$ 137.0**
Accumulated benefit obligations ("ABO")	$ 414.7	**$ 428.1**

In the fourth quarter of 2010, we amended our benefit formula for most participants of our Canadian and Belgium plans effective January 1, 2011, resulting in a prior service cost of approximately $3.8 million as of December 31, 2010. Key assumptions as of December 31, 2010 and thereafter now reflect these plan revisions to the benefit formula.

The components of our net periodic defined benefit pension cost for our non-U.S. defined benefit pension plans are presented in the table below. During 2011, certain eligible participants elected to take lump sum distributions upon their retirement, resulting in a nominal settlement charge in 2011. The amounts shown below for the amortization of prior service cost, net transition obligations and recognized actuarial losses for 2009, 2010 and 2011 were recognized as components of our accumulated other comprehensive income (loss) at December 31, 2008, 2009 and 2010, respectively, net of deferred income taxes.

	Years ended December 31,		
	2009	2010	2011
	(In millions)		
Net periodic pension cost:			
Service cost benefits	$ 8.6	$ 10.4	**$ 11.2**
Interest cost on PBO	22.1	21.9	**23.6**
Expected return on plan assets	(15.4)	(16.5)	**(17.6)**
Settlement losses	-	-	**.5**
Recognized actuarial losses	5.5	5.5	**6.6**
Amortization of prior service cost	.9	.9	**1.2**
Amortization of net transition obligations	.5	.5	**.5**
Total	$ 22.2	$ 22.7	**$ 26.0**

Certain information concerning our non-U.S. defined benefit pension plans is presented in the table below.

	December 31,	
	2010	2011
	(In millions)	
Plans for which the ABO exceeds plan assets:		
PBO	$ 386.2	**$ 460.3**
ABO	362.2	**428.1**
Fair value of plan assets	268.5	**336.2**

The weighted-average rate assumptions used in determining the actuarial present value of benefit obligations for our non-U.S. defined benefit pension plans as of December 31, 2010 and 2011 are presented in the table below.

Rate	December 31,	
	2010	2011
Discount rate	5.1%	**4.9%**
Increase in future compensation levels	3.1%	**3.2%**

The weighted-average rate assumptions used in determining the net periodic pension cost for our non-U.S. defined benefit pension plans for 2009, 2010 and 2011 are presented in the table below.

Rate	Years ended December 31,		
	2009	2010	2011
Discount rate	5.9%	5.5%	**5.1%**
Increase in future compensation levels	3.2%	3.1%	**3.1%**
Long-term return on plan assets	5.9%	5.5%	**5.5%**

Variances from actuarially assumed rates will result in increases or decreases in accumulated pension obligations, pension expense and funding requirements in future periods.

The funded status of our U.S. defined benefit pension plan is presented in the table below.

	Years ended December 31, 2010	2011
	(In millions)	
Change in PBO:		
Benefit obligations at beginning of the year	$ 14.6	$ 15.9
Interest cost	.9	.9
Actuarial losses	1.2	1.8
Benefits paid	(.8)	(.8)
Benefit obligations at end of the year	15.9	17.8
Change in plan assets:		
Fair value of plan assets at beginning of the year	11.8	14.0
Actual return on plan assets	2.9	(.4)
Employer contributions	.1	.1
Benefits paid	(.8)	(.8)
Fair value of plan assets at end of year	14.0	12.9
Funded status	$ (1.9)	$ (4.9)
Amounts recognized in the balance sheet:		
Accrued pension costs:		
Current	$ (.1)	$ (.1)
Noncurrent	(1.8)	(4.8)
Total	$ (1.9)	$ (4.9)
Accumulated other comprehensive loss-actuarial losses	$ 7.1	$ 10.4
ABO	$ 15.9	$ 17.8

The components of our net periodic defined benefit pension cost for our U.S. defined benefit pension plan is presented in the table below. The amounts shown below for recognized actuarial losses for 2009, 2010 and 2011 were recognized as components of our accumulated other comprehensive income (loss) at December 31, 2008, 2009 and 2010 respectively, net of deferred income taxes.

	Years ended December 31, 2009	2010	2011
		(In millions)	
Net periodic pension cost (income):			
Interest cost on PBO	$ .9	$ .9	$ .9
Expected return on plan assets	(1.1)	(1.0)	(1.4)
Recognized actuarial losses	.3	.2	.3
Total	$ .1	$ .1	$ (.2)

The discount rate assumptions used in determining the actuarial present value of the benefit obligation for our U.S. defined benefit pension plan as of December 31, 2010 and 2011 are 5.1% and 4.2%, respectively. The impact of assumed increases in future compensation levels does not have an effect on the benefit obligation as the plan is frozen with regards to compensation.

The weighted-average rate assumptions used in determining the net periodic pension cost for our U.S. defined benefit pension plan for 2009, 2010 and 2011 are presented in the table below. The impact of assumed increases in future compensation levels does not have an effect on the periodic pension cost as the plan is frozen with regards to compensation.

Rate	Years ended December 31, 2009	2010	2011
Discount rate	6.1%	5.7%	**5.1%**
Long-term return on plan assets	10.0%	10.0%	**10.0%**

Variances from actuarially assumed rates will result in increases or decreases in accumulated pension obligations, pension expense and funding requirements in future periods.

The amounts shown in the above tables for actuarial losses, prior service cost and net transition obligations at December 31, 2010 and 2011 have not yet been recognized as components of our periodic defined benefit pension cost as of those dates. These amounts will be recognized as components of our periodic defined benefit cost in future years and are recognized, net of deferred income taxes, in our accumulated other comprehensive income (loss) at December 2010 and 2011. We expect approximately $8.5 million, $1.1 million and $.4 million of the unrecognized actuarial losses, prior service costs and net transition obligations, respectively, will be recognized as components of our consolidated net periodic defined benefit pension cost in 2012.

The table below details the changes in our consolidated other comprehensive income (loss) during 2009, 2010 and 2011.

	Years Ended December 31, 2009	2010	2011
		(In millions)	
Changes in plan assets and benefit obligations recognized in other comprehensive income (loss):			
Current year:			
Net actuarial gain (loss)	$ 2.8	$ (13.9)	**$ (19.8)**
Plan amendments	-	(3.8)	**-**
Settlements	-	-	**.5**
Amortization of unrecognized:			
Net actuarial losses	5.5	5.7	**6.9**
Prior service cost	.8	.9	**1.2**
Net transition obligations	.5	.5	**.5**
Total	$ 9.6	$ (10.6)	**$ (10.7)**

In determining the expected long-term rate of return on plan asset assumptions, we consider the long-term asset mix (e.g. equity vs. fixed income) for the assets for each of our plans and the expected long-term rates of return for such asset components. In addition, we receive third-party advice about appropriate long-term rates of return. Such assumed asset mixes are summarized below:

- In Germany, the composition of our plan assets is established to satisfy the requirements of the German insurance commissioner. Our German pension plan assets represent an investment in a large collective investment fund established and maintained by Bayer AG in which several pension plans, including our German pension plan and Bayer's pension plans, have invested. Our plan assets represent a very nominal portion of the total collective investment fund maintained by Bayer. These plan assets are a Level 3 input because there is not an active market that approximates the value of our investment in the Bayer investment fund. We determine the fair value of the Bayer plan assets based on periodic reports we receive from the managers of the Bayer plan. These periodic reports are subject to audit by the German pension regulator.

- In Canada, we currently have a plan asset target allocation of 55% to equity securities and 45% to fixed income securities. We expect the long-term rate of return for such investments to average approximately 125 basis points above the applicable equity or fixed income index. The Canadian assets are Level 1 input because they are traded in active markets.
- In Norway, we currently have a plan asset target allocation of 12% to equity securities, 72% to fixed income securities, 7% to real estate and the remainder primarily to liquid investments such as money markets. The expected long-term rate of return for such investments is approximately 8%, 4%, 7% and 3%, respectively. The majority of Norwegian plan assets are Level 1 inputs because they are traded in active markets; however approximately 10% of our Norwegian plan assets are invested in real estate and other investments not actively traded and are therefore a Level 3 input.
- In the U.S., substantially all of the assets were invested in The Combined Master Retirement Trust ("CMRT"), a collective investment trust sponsored by Contran to permit the collective investment by certain master trusts which fund certain employee benefit plans sponsored by Contran and certain of its affiliates.

The CMRT's long-term investment objective is to provide a rate of return exceeding a composite of broad market equity and fixed income indices (including the S&P 500 and certain Russell indices) while utilizing both third-party investment managers as well as investments directed by Mr. Simmons. Mr. Simmons is the sole trustee of the CMRT. The trustee of the CMRT, along with the CMRT's investment committee, of which Mr. Simmons is a member, actively manage the investments of the CMRT.

The CMRT trustee and investment committee do not maintain a specific target asset allocation in order to achieve their objectives, but instead they periodically change the asset mix of the CMRT based upon, among other things, advice they receive from third-party advisors and their expectations regarding potential returns for various investment alternatives and what asset mix will generate the greatest overall return. The CMRT holds TIMET common stock in its investment portfolio; however through December 31, 2009 we invested in a portion of the CMRT which does not include the TIMET holdings. Beginning in 2010, we began to invest in the portion of the CMRT that holds such stock. During the history of the CMRT from its inception in 1988 through December 31, 2011, the average annual rate of return (including the CMRT's investment in TIMET common stock) has been 14%, while such annual return excluding the CMRT's investment in TIMET common stock has been 11.4%. For the years ended December 31, 2009, 2010 and 2011, the assumed long-term rate of return for plan assets invested in the CMRT was 10%. In determining the appropriateness of the long-term rate of return assumption, we primarily rely on the historical rates of return achieved by the CMRT, although we consider other factors as well including, among other things, the investment objectives of the CMRT's managers and their expectation that such historical returns will in the future continue to be achieved over the long-term.

The CMRT unit value is determined semi-monthly, and the plans have the ability to redeem all or any portion of their investment in the CMRT at any time based on the most recent semi-monthly valuation. However, the plans do not have the right to individual assets held by the CMRT and the CMRT has the sole discretion in determining how to meet any redemption request. For purposes of our plan asset disclosure, we consider the investment in the CMRT as a Level 2 input because (i) the CMRT value is established semi-monthly and the plans have the right to redeem their investment in the CMRT, in part or in whole, at anytime based on the most recent value and (ii) observable inputs from Level 1 or Level 2 were used to value approximately 84% of the assets of the CMRT at December 31, 2010 and 2011, as noted below. The aggregate fair value of all of the CMRT assets, including funds of Contran and its other affiliates that also invest in the CMRT, and supplemental asset mix details of the CMRT as of December 31, 2010 and 2011, are as follows:

	2010	2011
	(In millions)	
CMRT asset value	$ 714.9	$ 659.5
CMRT fair value input:		
Level 1	83 %	82 %
Level 2	1	1
Level 3	16	17
	100 %	100 %
CMRT asset mix:		
Domestic equities, principally publicly traded	73 %	75 %
International equities, publicly traded	2	2
Fixed income securities, publicly traded	16	14
Privately managed limited partnerships	8	8
Other	1	1
	100 %	100 %

- We also have plan assets in Belgium and the United Kingdom. The Belgian plan assets are invested in certain individualized fixed income insurance contracts for the benefit of each plan participant as required by the local regulators and are therefore a Level 3 input. The United Kingdom plan assets consist of marketable securities which are Level 1 inputs because they trade in active markets.

We regularly review our actual asset allocation for each plan, and will periodically rebalance the investments in each plan to more accurately reflect the targeted allocation and/or maximize the overall long-term return when considered appropriate.

The composition of our December 31, 2010 and 2011 pension plan assets by fair value level is shown in the table below. The amounts shown for plan assets invested in the CMRT include a nominal amount of cash held by our U.S. pension plan which is not part of the plan's investment in the CMRT.

	Fair Value Measurements at December 31, 2010			
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In millions)			
Germany	$ 176.2	$ -	$ -	$ 176.2
Canada:				
Local currency equities	19.6	19.6	-	-
Non local currency equities	28.3	28.3	-	-
Local currency fixed income	30.7	30.7	-	-
Non local currency fixed income	.2	.2	-	-
Cash and other	2.4	2.4	-	-
Norway:				
Local currency equities	11.5	11.5	-	-
Non local currency equities	.2	.2	-	-
Local currency fixed income	42.3	15.9	-	26.4
Non local currency fixed income	3.5	.5	-	3.0
Cash and other	1.2	.6	-	.6
U.S.				
CMRT	14.0	.3	13.7	-
Other	11.2	2.5	-	8.7
Total	$ 341.3	$ 112.7	$ 13.7	$ 214.9

	Fair Value Measurements at December 31, 2011			
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In millions)			
Germany	$ 187.2	$ -	$ -	$ 187.2
Canada:				
Local currency equities	18.1	18.1	-	-
Non local currency equities	28.0	28.0	-	-
Local currency fixed income	33.8	33.8	-	-
Cash and other	2.4	2.4	-	-
Norway:				
Local currency equities	2.0	2.0	-	-
Non local currency equities	3.7	3.7	-	-
Local currency fixed income	35.9	35.9	-	-
Non local currency fixed income	4.3	4.3	-	-
Real estate	5.1	-	-	5.1
Cash and other	6.3	4.9	-	1.4
U.S.				
CMRT	12.8	.1	12.7	-
Other	9.4	2.5	-	6.9
Total	$ 349.0	$ 135.7	$ 12.7	$ 200.6

A rollforward of the change in fair value of Level 3 assets follows.

	2010	2011
	(In millions)	
Fair value at beginning of year	$ 207.1	**$ 214.9**
Gain on assets held at end of year	15.9	**18.8**
Gain on assets sold during the year	1.5	**1.8**
Assets purchased	20.0	**18.6**
Assets sold	(15.9)	**(18.1)**
Transfers out	-	**(29.2)**
Currency exchange rate fluctuations	(13.7)	**(6.2)**
Fair value at end of year	$ 214.9	**$ 200.6**

Postretirement benefits other than pensions ("OPEB") - We provide certain health care and life insurance benefits for eligible retired employees. Certain of our Canadian employees may become eligible for such postretirement health care and life insurance benefits if they reach retirement age while working for us. In the U.S., employees who retired after 1998 are not entitled to any such benefits. The majority of all retirees are required to contribute a portion of the cost of their benefits and certain current and future retirees are eligible for reduced health care benefits at age 65. We have no OPEB plan assets, rather, we fund medical claims as they are paid. Benefit payments to OPEB plans are expected to be the equivalent of:

Years ending December 31,	**Amount**
	(In millions)
2012	$ .5
2013	.5
2014	.5
2015	.5
2016	.5
Next 5 years	2.6

The funded status of our OPEB plans is presented in the table below:

	Years ended December 31, 2010	2011
	(In millions)	
Change in accumulated OPEB obligations:		
Obligations at beginning of the year	$ 14.2	$ 11.2
Service cost	.4	.2
Interest cost	.8	.6
Actuarial losses	1.6	1.9
Plan amendments	(5.8)	-
Change in currency exchange rates	.5	(.3)
Benefits paid from employer contributions	(.5)	(.4)
Obligations at end of the year	11.2	13.2
Fair value of plan assets	-	-
Funded status	$ (11.2)	$ (13.2)
Amounts recognized in the balance sheet:		
Current accrued pension costs	$ (.6)	$ (.5)
Noncurrent accrued pension costs	(10.6)	(12.7)
Total	$ (11.2)	$ (13.2)
Accumulated other comprehensive income:		
Net actuarial losses	$ 3.2	$ 4.9
Prior service credit	(6.1)	(5.3)
Total	$ (2.9)	$ (.4)

The amounts shown in the table above for net actuarial losses and prior service credit at December 31, 2010 and 2011 have not yet been recognized as components of our periodic OPEB cost as of those dates. These amounts will be recognized as components of our periodic OPEB cost in future years and are recognized, net of deferred income taxes, in our accumulated other comprehensive income (loss). We expect to recognize approximately $.3 million of unrecognized actuarial losses and $.6 million of prior service credit as components of our periodic OPEB cost in 2012.

At December 31, 2011, the accumulated OPEB obligations for all OPEB plans was comprised of $1.2 million related to U.S. plans and $12.0 million related to our Canadian plan (2010 - $1.4 million and $9.7 million, respectively).

In the fourth quarter of 2010, we amended our benefit formula for most participants of our plans effective January 1, 2011, resulting in a prior service credit of approximately $5.8 million as of December 31, 2010. Key assumptions including the health care cost trend rate as of December 31, 2010 now reflect these plan revisions to the benefit formula.

The components of our periodic OPEB costs are presented in the table below. The amounts shown below for amortization of prior service credit and recognized actuarial losses for 2009, 2010 and 2011 were recognized as components of our accumulated other comprehensive income (loss) at December 31, 2008, 2009 and 2010, respectively, net of deferred income taxes.

	Years ended December 31,		
	2009	2010	2011
		(In millions)	
Net periodic OPEB cost (credit):			
Service cost	$ .2	$ .4	$ .2
Interest cost	.6	.8	.6
Amortization of prior service credit	(.2)	(.2)	(.8)
Recognized actuarial losses	-	.2	.3
Total	$ .6	$ 1.2	$ .3

The table below details the changes in benefit obligations recognized in accumulated other comprehensive income (loss) during 2009, 2010 and 2011.

	Years Ended December 31,		
	2009	2010	2011
		(In millions)	
Changes in benefit obligations recognized in other comprehensive income (loss):			
Current year:			
Net actuarial loss	$ (3.2)	$ (1.6)	$ (2.0)
Plan amendments	-	5.8	-
Amortization of unrecognized:			
Prior service credit	(.2)	(.2)	(.8)
Net actuarial loss	-	.2	.3
Total	$ (3.4)	$ 4.2	$ (2.5)

A summary of our key actuarial assumptions used to determine the net benefit obligation as of December 31, 2010 and 2011 are presented in the table below. The weighted average discount rate was determined using the projected benefit obligation as of such dates. The impact of assumed increases in future compensation levels does not have a material effect on the actuarial present value of the benefit obligation as substantially all of such benefits relate solely to eligible retirees, for which compensation is not applicable.

	2010	2011
Healthcare inflation:		
Initial rate	7.5%	8.0%
Ultimate rate	5.5%	5.0%
Year of ultimate rate achievement	2016	2018
Weighted average discount rate	5.1%	4.1%

Assumed health care cost trend rates affect the amounts we report for health care plans. A one percent change in assumed health care trend rates would not have a material effect on the net periodic OPEB cost for 2011 or on the accumulated OPEB obligation at December 31, 2011.

The weighted average discount rate used in determining the net periodic OPEB cost for 2011 was 5.1% (2010 - 5.8%; 2009 - 6.5%). Such weighted average rate was determined using the projected benefit obligation as of the beginning of each year. The impact of assumed increases in future compensation levels does not have a material effect on the net periodic OPEB cost as substantially all of such benefits relate solely to eligible retirees, for which compensation is not applicable. The impact of the assumed rate of return on plan assets also does not have a material effect on the net periodic OPEB cost as there were no plan assets as of December 31, 2010 or 2011.

Variances from actuarially-assumed rates will result in additional increases or decreases in accumulated OPEB obligations, net periodic OPEB cost and funding requirements in future periods.

Note 12 - Other noncurrent liabilities:

	December 31,	
	2010	2011
	(In millions)	
Reserve for uncertain tax positions	$ 10.6	**$ 11.9**
Employee benefits	9.7	**10.2**
Insurance claims and expenses	.3	**.3**
Other	5.0	**5.0**
Total	$ 25.6	**$ 27.4**

Note 13 - Common stock compensation and other stock transactions:

Secondary public offering of common stock - In November 2010, we completed a secondary public offering of 17.94 million shares of our common stock in an underwritten offering for net proceeds of $337.6 million. The price to the public was $20.00 per share, and the underwriting discount was 5.75% (or $1.15 per share). Costs of the offering (exclusive of the underwriting discount) were approximately $.7 million. The offering took place in two parts, and the first closing occurred on November 2, 2010 of 15.6 million shares of common stock that generated net proceeds of $293.5 million. The second closing (upon exercise of the underwriters' over-allotment option) occurred on November 9, 2010 for an additional 2.34 million shares of common stock that generated additional net proceeds of $44.1 million. The shares of common stock issued in the secondary offering are identical to the previously issued outstanding shares in all respects, including par value, liquidation and dividend preference. All shares were sold to third-party investors; none of our affiliated companies purchased any shares in the offering. Upon completion of the offering, the Valhi consolidated aggregate ownership of Kronos was reduced from 95.2% (59.2% held by Valhi directly and 36.0% held by NL directly) to 80.4% (50.0% is held by Valhi directly and 30.4% is held by NL directly).

NL common stock options held by our employees - Certain of our employees were granted nonqualified options to purchase NL common stock under the terms of certain option plans sponsored by NL. Generally, the stock options were granted at a price equal to or greater than 100% of the market price of NL's common stock at the date of grant, vested over a five-year period and expired ten years from the date of grant. At December 31, 2011, no options were outstanding as all outstanding options expired or were exercised in 2011. During 2009, 2010 and 2011, 6,950, 10,350 and 25,950 options were exercised, respectively.

Long-term incentive compensation plan - We have a long-term incentive compensation plan that provides for the discretionary grant of, among other things, qualified incentive stock options, nonqualified stock options, restricted common stock, stock awards and stock appreciation rights. Up to 150,000 shares of our common stock may be issued pursuant to this plan. As of December 31, 2011, no options had been granted pursuant to this plan, and 115,500 shares were available for future grants. During 2009, 2010 and 2011 we awarded an aggregate of 10,500, 7,000, and 3,500 shares of our common stock pursuant to this plan to members of our board of directors. In

February 2012, our board of directors voted to replace the existing long-term incentive plan with a new plan that would provide for the award of stock to our board of directors, and up to a maximum of 200,000 shares could be awarded. The new plan is subject to shareholders' approval at our May 2012 shareholder meeting.

Stock split - In May 2011, we amended our certificate of incorporation to increase the authorized number of shares of our common stock from 60 million to 240 million. Also in May 2011, we implemented a 2-for-1 split of our common stock effected in the form of a stock dividend. Other than the disclosure of the authorized number of shares of our common stock discussed in this paragraph, we have adjusted all share and per-share disclosures for all periods presented in our consolidated financial statements to give effect to the stock split, and we have adjusted our stockholders' equity at December 31, 2008 to reflect the split by reclassifying $.6 million from additional paid-in capital to common stock representing $.01 per share par value of each share of common stock issued as a result of the stock split.

Cash dividends in 2011 include a $.50 per share special dividend paid to stockholders in the first quarter of 2011.

Stock repurchase program - In December 2010, our board of directors authorized the repurchase of up to 2.0 million shares of our common stock in open market transactions, including block purchases, or in privately-negotiated transactions at unspecified prices and over an unspecified period of time. We may repurchase our common stock from time to time as market conditions permit. The stock repurchase program does not include specific price targets or timetables and may be suspended at any time. Depending on market conditions, we may terminate the program prior to its completion. We would use cash on hand or other sources of liquidity to acquire the shares. Repurchased shares will be added to our treasury and cancelled. To date, we have not made any repurchases under the plan and all 2.0 million shares are available for repurchase.

Note 14 - Related party transactions:

We may be deemed to be controlled by Harold C. Simmons. See Note 1. Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly-held noncontrolling interest in another related party. While no transactions of the type described above are planned or proposed with respect to us other than as set forth in these financial statements, we continuously consider, review and evaluate, and understand that Contran and related entities consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant, it is possible that we might be a party to one or more such transactions in the future.

Current receivables from and payables to affiliates are summarized in the table below.

	December 31, 2010	December 31, 2011
	(In millions)	
Current receivable from affiliate - LPC	$ -	$ 29.6
Noncurrent note receivable from Valhi	$ 61.9	$ 136.1
Current payables to affiliates:		
LPC	$ 7.4	$ -
Income taxes payable to Valhi	2.1	8.6
Other	.1	-
Total	$ 9.6	$ 8.6

From time to time, we will have loans and advances outstanding between us and various related parties pursuant to term and demand notes. We generally enter into these loans and advances for cash management purposes. When we loan funds to related parties, we are generally able to earn a higher rate of return on the loan than we would earn if we invested the funds in other instruments, and when we borrow from related parties, we are generally able to pay a lower rate of interest than we would pay if we had incurred third-party indebtedness. While certain of these loans to affiliates may be of a lesser credit quality than cash equivalent instruments otherwise available to us, we believe we have considered the credit risks in the terms of the applicable loans. In this regard:

- In November 2010, we entered into an unsecured revolving demand promissory note with Valhi whereby, as amended, we agreed to loan Valhi up to $225 million. Our loan to Valhi bears interest at prime plus 1.00%, payable quarterly, with all principal due on demand, but in any event no earlier than December 31, 2013. The amount of our outstanding loans to Valhi at any time is at our discretion. As of December 31, 2011, we had loans outstanding to Valhi of $136.1 million;
- In April 2010, we entered into an unsecured revolving credit note with Contran pursuant to which we could borrow up to $40 million from Contran. Such revolving credit note terminated upon its maturity in December 2011; and
- In October 2008, we entered into an unsecured revolving credit note with NL pursuant to which we could borrow up to $40 million from NL through December 31, 2009. Such revolving credit note terminated upon its maturity in December 2009.

Interest income on our loan to Valhi was $.5 million in 2010 and $3.7 million in 2011. Interest expense on our loans from Contran and NL was $.3 million in 2009, $.2 million in 2010 and nil in 2011.

Amounts payable to LPC are generally for the purchase of TiO_2, while amounts receivable from LPC are generally from the sale of feedstock ore. See Note 5. Purchases of TiO_2 from LPC were $121.1 million in 2009, $133.7 million in 2010 and $145.0 million in 2011. Sales of feedstock ore to LPC were nil in 2009, $5.2 million in 2010 and $93.0 million in 2011.

Under the terms of various intercorporate services agreements ("ISAs") entered into between us and various related parties, including Contran, employees of one company will provide certain management, tax planning, financial and administrative services to the other company on a fee basis. Such charges are based upon estimates of the time devoted by the employees of the provider of the services to the affairs of the recipient, and the compensation and associated expenses of such persons. Because of the large number of companies affiliated with Contran, we believe we benefit from cost savings and economies of scale gained by not having certain management, financial and administrative staffs duplicated at each entity, thus allowing certain individuals to provide services to multiple companies but only be compensated by one entity. The net ISA fee charged to us, approved by the independent members of our board of directors, is included in selling, general and administrative expense and corporate expense and was $7.4 million in 2009, $8.3 million in 2010 and $9.6 million in 2011. This agreement is renewed annually and we expect to pay a net amount of $11.2 million under the ISA during 2012.

Tall Pines Insurance Company, and EWI RE, Inc. provide for or broker certain insurance policies for Contran and certain of its subsidiaries and affiliates, including ourselves. Tall Pines and EWI are subsidiaries of Valhi. Consistent with insurance industry practices, Tall Pines and EWI receive commissions from insurance and reinsurance underwriters and/or assess fees for the policies that they provide or broker. The aggregate premiums paid to Tall Pines and EWI by us and our joint venture were $8.5 million in 2009, $8.0 million in 2010 and $9.5 million in 2011. These amounts principally included payments for insurance and reinsurance premiums paid to third parties, but also included commissions paid to Tall Pines and EWI. Tall Pines purchases reinsurance from third-party insurance carriers with an A.M. Best Company rating of generally at least A- (excellent) for substantially all of the risks it underwrites. We expect these relationships with Tall Pines and EWI will continue in 2012.

Contran and certain of its subsidiaries and affiliates, including us, purchase certain of their insurance policies as a group, with the costs of the jointly-owned policies being apportioned among the participating companies. With respect to certain of such policies, it is possible that unusually large losses incurred by one or more insureds during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period. As a result, Contran and certain of its subsidiaries and affiliates, including us, have entered into a loss sharing agreement under which any uninsured loss is shared by those entities who have submitted claims under the relevant policy. We believe the benefits, in the form of reduced premiums and broader coverage associated with the group coverage for such policies, justifies the risk associated with the potential for any uninsured loss.

Note 15 - Commitments and contingencies:

Environmental matters - Our operations are governed by various environmental laws and regulations. Certain of our operations are and have been engaged in the handling, manufacture or use of substances or compounds that may be considered toxic or hazardous within the meaning of applicable environmental laws and regulations. As with other companies engaged in similar businesses, certain of our past and current operations and products have the potential to cause environmental or other damage. We have implemented and continue to implement various policies and programs in an effort to minimize these risks. Our policy is to maintain compliance with applicable environmental laws and regulations at all of our facilities and to strive to improve our environmental performance. From time to time, we may be subject to environmental regulatory enforcement under U.S. and non-U.S. statutes, resolution of which typically involves the establishment of compliance programs. It is possible that future developments, such as stricter requirements of environmental laws and enforcement policies thereunder, could adversely affect our production, handling, use, storage, transportation, sale or disposal of such substances. We believe all of our plants are in substantial compliance with applicable environmental laws.

Litigation matters - We are involved in various environmental, contractual, product liability, patent (or intellectual property), employment and other claims and disputes incidental to our business. We currently believe the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on our consolidated financial condition, results of operations or liquidity.

In March 2010, we were served with two complaints which were subsequently consolidated as Haley Paint et al. v. E.I. Du Pont de Nemours and Company, et al. (United States District Court, for the District of Maryland, Case No. 1:10-cv-00318-RDB). A third plaintiff intervened into the current case in July 2011. The defendants include us, E.I. Du Pont de Nemours & Company, Huntsman International LLC, Millennium Inorganic Chemicals, Inc. and the National Titanium Dioxide Company Limited (d/b/a Cristal). Plaintiffs seek to represent a class consisting of all persons and entities that purchased titanium dioxide in the United States directly from one or more of the defendants on or after March 1, 2002. The complaint alleges that the defendants conspired and combined to fix, raise, maintain, and stabilize the price at which titanium dioxide was sold in the United States and engaged in other anticompetitive conduct. In May 2010, defendants filed a motion to dismiss, which plaintiffs opposed. In March 2011, the court denied the motion to dismiss. The case is proceeding in the trial court. We believe the action is without merit, have denied all allegations of wrongdoing and liability and intend to defend against the action vigorously.

Concentrations of credit risk - Sales of TiO_2 accounted for approximately 90% of our sales during each of the years 2009 and 2010 and 92% in 2011. The remaining sales result from the mining and sale of ilmenite ore (a raw material used in the sulfate pigment production process), and the manufacture and sale of iron-based water treatment chemicals and certain titanium chemical products (derived from co-products of the TiO_2 production processes). TiO_2 is generally sold to the paint, plastics and paper industries. Such markets are generally considered "quality-of-life" markets whose demand for TiO_2 is influenced by the relative economic well-being of the various geographic regions. We sell TiO_2 to over 4,000 customers, with the top ten customers approximating 28% of net sales in 2009, 27% in 2010 and 30% in 2011. We did not have sales to a single customer comprising over 10% of our net sales in any of the previous three years. The table below shows the approximate percentage of our TiO_2 sales by volume for our significant markets, Europe and North America, for the last three years.

	2009	2010	2011
Europe	53%	53%	53%
North America	32%	33%	32%

Long-term contracts - We have long-term supply contracts that provide for certain of our TiO_2 feedstock requirements through 2016. The agreements require us to purchase certain minimum quantities of feedstock with minimum purchase commitments aggregating approximately $2.6 billion over the life of the contracts at December 31, 2011. In addition, we have other long-term supply and service contracts that provide for various raw materials and services. These agreements require us to purchase certain minimum quantities or services with minimum purchase commitments aggregating approximately $87 million at December 31, 2011.

Operating leases - Our principal German operating subsidiary leases the land under its Leverkusen TiO_2 production facility pursuant to a lease with Bayer AG that expires in 2050. The Leverkusen facility itself, which we own and which represents approximately one-third of our current TiO_2 production capacity, is located within Bayer's extensive manufacturing complex. We periodically establish the amount of rent for the land lease associated with the Leverkusen facility by agreement with Bayer for periods of at least two years at a time. The lease agreement provides for no formula, index or other mechanism to determine changes in the rent for such land lease; rather, any change in the rent is subject solely to periodic negotiation between Bayer and us. We recognize any change in the rent based on such negotiations as part of lease expense starting from the time such change is agreed upon by both parties, as any such change in the rent is deemed "contingent rentals" under GAAP. Under a separate supplies and services agreement expiring in 2012, a majority-owned subsidiary of Bayer provides some raw materials, including chlorine, auxiliary and operating materials, utilities and services necessary to operate the Leverkusen facility.

We also lease various other manufacturing facilities and equipment. Some of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases we expect that, in the normal course of business, such leases will be renewed or replaced by other leases. Net rent expense approximated $11 million in each of 2009 and 2010 and $13 million in 2011. At December 31, 2011, future minimum payments under noncancellable operating leases having an initial or remaining term of more than one year were as follows:

Years ending December 31,	**Amount** (In millions)
2012	$ 12.3
2013	7.2
2014	4.2
2015	3.2
2016	1.4
2017 and thereafter	17.4
Total	$ 45.7

Approximately $18 million of the $45.7 million aggregate future minimum rental commitments at December 31, 2011 relates to our Leverkusen facility lease discussed above. The minimum commitment amounts for such lease included in the table above for each year through the 2050 expiration of the lease are based upon the current annual rental rate as of December 31, 2011. As discussed above, any change in the rent is based solely on negotiations between Bayer and ourselves, and any such change in the rent is deemed "contingent rentals" under GAAP which is excluded from the future minimum lease payments disclosed above.

Income taxes - We and Valhi have agreed to a policy providing for the allocation of tax liabilities and tax payments as described in Note 1. Under applicable law, we, along with every other member of the Contran Tax Group, are each jointly and severally liable for the aggregate federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which we are included in the Contran Tax Group. Valhi has agreed, however, to indemnify us for any liability for income taxes of the Contran Tax Group in excess of our tax liability previously computed and paid by us in accordance with the tax allocation policy.

Note 16 - Financial instruments:

The following table summarizes the valuation of our financial instruments recorded on a fair value basis as of December 31, 2010 and 2011:

	Fair Value Measurements			
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In millions)		
Asset (liability)				
December 31, 2010				
Currency forward contracts	$ 6.3	$ 6.3	$ -	$ -
Noncurrent marketable securities (See Note 6)	49.7	49.7	-	-
December 31, 2011				
Currency forward contracts	**$ (.8)**	**$ (.8)**	**$ -**	**$ -**
Current marketable securities (See Note 6)	**20.9**	**20.9**	**-**	**-**
Noncurrent marketable securities (See Note 6)	**98.4**	**98.4**	**-**	**-**

Certain of our sales generated by our non-U.S. operations are denominated in U.S. dollars. We periodically use currency forward contracts to manage a very nominal portion of currency exchange rate risk associated with trade receivables denominated in a currency other than the holder's functional currency or similar exchange rate risk associated with future sales. We have not entered into these contracts for trading or speculative purposes in the past, nor do we currently anticipate entering into such contracts for trading or speculative purposes in the future. Derivatives used to hedge forecasted transactions and specific cash flows associated with financial assets and liabilities denominated in currencies other than the U.S. dollar and which meet the criteria for hedge accounting are designated as cash flow hedges. Consequently, the effective portion of gains and losses is deferred as a component of accumulated other comprehensive income and is recognized in earnings at the time the hedged item affects earnings. Contracts that do not meet the criteria for hedge accounting are marked-to-market at each balance sheet date with any resulting gain or loss recognized in income currently as part of net currency transactions. The fair value of the currency forward contracts is determined using Level 1 inputs based on the currency spot forward rates quoted by banks or currency dealers.

At December 31, 2011, we had currency forward contracts to exchange an aggregate of $48.0 million for an equivalent value of Canadian dollars at exchange rates ranging from Cdn. $.9969 to Cdn. $1.0283 per U.S. dollar. These contracts with Wells Fargo Bank, National Association, mature from

January 2012 through December 2012 at a rate of $4.0 million per month, subject to early redemption provisions at our option.

The estimated fair value of such currency forward contracts at December 31, 2011 was a $.8 million net liability, which amount is recognized as part of Accounts Payable and Accrued Liabilities in our Consolidated Balance Sheet and a corresponding $.8 million currency transaction loss in our Consolidated Statement of Operations. To the extent we held such contracts during 2009, 2010 and 2011, we did not use hedge accounting for any of our contracts.

The following table presents the financial instruments that are not carried at fair value but which require fair value disclosure as of December 31, 2010 and 2011.

	December 31, 2010		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In millions)			
Cash, cash equivalents and restricted cash	$ 306.6	$ 306.6	**$ 89.8**	**$ 89.8**
Notes payable and long-term debt:				
Fixed rate with market quotes - 6.5% Senior Secured Notes	$ 532.8	$ 536.0	**$ 360.6**	**$ 362.6**
Common stockholders' equity	761.2	2,462.2	**924.3**	**2,090.9**

At each of December 31, 2010 and 2011, the estimated market price of the 6.5% Notes was approximately €1,004 per €1,000 principal amount. Fair value of our restricted marketable debt securities and the fair value of our common stockholders' equity are based upon quoted market prices at each balance sheet date, which represent Level 1 inputs. The fair value of our 6.5% Notes are also based on quoted market prices at each balance sheet date; however, these quoted market prices represent Level 2 inputs because the markets in which the Notes trade are not active. The fair values of variable interest rate debt are deemed to approximate book value. Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. See Notes 1 and 6.

Note 17 - Recent accounting standards:

In May 2011 the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU 2011-04 contains technical adjustments and clarifications to more closely align the U.S. GAAP and International Financial Reporting Standards ("IFRS") for fair value reporting and will be effective for our first quarter 2012 report. We do not believe the adoption of this standard will have a material effect on our Consolidated Financial Statements.

In June 2011 the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*. ASU 2011-05 eliminates the option of presenting comprehensive income as a component of the Consolidated Statement of Stockholders' Equity and instead requires comprehensive income to be presented as a component of the Consolidated Statement of Income or in a separate Consolidated Statement of Comprehensive Income immediately following the Consolidated Statement of Income. This standard will be effective for our first quarter 2012 report. Upon adoption of ASU 2011-05, we intend to present our comprehensive income in a separate Consolidated Statement of Comprehensive Income, the same manner in which we present our comprehensive income in these Consolidated Financial Statements. Additionally, ASU 2011-05 would have required us to present on the face of our financial statements the effect of reclassifications out of accumulative other comprehensive income on the components of net income and other comprehensive income. However, in December 2011 the FASB issued ASU 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05*. ASU 2011-12 defers the effectiveness for the requirement to present on the face of our financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. Adoption of ASU 2011-05, as amended by ASU 2011-12, will not have a material effect on our Consolidated Financial Statements.

In December 2011 the FASB issued ASU 2011-11 *Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. This standard will be effective for annual and interim periods beginning with our first quarter 2013 report. We do not believe the adoption of this standard will have a material effect on our Consolidated Financial Statements.

Note 18 - Quarterly results of operations (unaudited):

	Quarter ended			
	March 31	June 30	September 30	December 31
	(In millions, except per share data)			
Year ended December 31, 2010				
Net sales	$ 319.7	$ 380.1	$ 376.6	$ 373.3
Gross margin	60.5	85.2	96.2	103.4
Net income	42.8	19.3	32.1	36.4
Basic and diluted earnings per common share	$ .43	$ .20	$ .33	$ .33
Year ended December 31, 2011				
Net sales	**$ 420.4**	**$ 537.5**	**$ 548.0**	**$ 437.4**
Gross margin	**146.4**	**197.0**	**210.9**	**194.1**
Net income	**60.3**	**89.0**	**85.9**	**85.8**
Basic and diluted earnings per common share	**$ .52**	**$ .77**	**$ .74**	**$ .74**

In the first quarter of 2010 we recognized a non-cash $35.2 million income tax benefit related an increase in our German net operating loss carryforwards. See Note 10.

In the fourth quarter of 2010 we completed a secondary public offering of 8.97 million shares of our common stock which dilutes our earnings per share for the fourth quarter. See Note 13.

In the second quarter of 2011, we recognized a $3.3 million pre-tax interest charge related to the partial redemption of our Senior Secured Notes. See Note 9.

Our provision for income taxes in the third and fourth quarters of 2011 includes $13.2 million and $4.0 million, respectively, for U.S. incremental income taxes on current earnings repatriated from our German subsidiary, which earnings were used to fund a portion of the repurchases of our Senior Secured Notes discussed in Note 9.

The sum of the quarterly per share amounts may not equal the annual per share amounts due to relative changes in the weighted average number of shares used in the per share computations.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT

Condensed Balance Sheets

(In millions)

	December 31, 2010	December 31, 2011
Current assets:		
Cash and equivalents	$ 209.9	$ 7.8
Receivables from subsidiary	51.9	37.8
Marketable securities	-	20.9
Prepaid expenses	.3	.5
Deferred income taxes	-	.3
Total current assets	262.1	67.3
Other assets:		
Investment in subsidiaries	733.5	945.7
Note receivable from Valhi	61.9	136.1
Marketable equity securities	49.7	98.4
Other	1.1	1.3
Total other assets	846.2	1,181.5
Total assets	$ 1,108.3	$ 1,248.8
Current liabilities:		
Accounts payable and accrued liabilities	$ 4.0	$ .6
Payable to affiliate and subsidiary	76.9	32.1
Total current liabilities	80.9	32.7
Noncurrent liabilities:		
Notes payable to KII	217.7	210.9
Interest payable to KII	45.4	63.5
Deferred income taxes	3.1	17.4
Total noncurrent liabilities	266.2	291.8
Stockholders' equity	761.2	924.3
Total liabilities and stockholders' equity	$ 1,108.3	$ 1,248.8

The accompanying Notes are an integral part of the financial statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)

Condensed Statements of Operations

(In millions)

	Years ended December 31,		
	2009	2010	2011
Revenues and other income:			
Equity in earnings (loss) of subsidiaries	$ (18.2)	$ 145.4	$ 352.2
Interest income from affiliates	-	.6	3.7
Dividend and other income	-	-	2.3
Total revenues and other income	(18.2)	146.0	358.2
Costs and expenses:			
General and administrative	3.4	3.0	4.2
Intercompany interest and other	21.3	20.1	21.1
Total costs and expenses	24.7	23.1	25.3
Income (loss) before income taxes	(42.9)	122.9	332.9
Provision for income taxes (benefit)	(8.2)	(7.7)	11.9
Net income (loss)	$ (34.7)	$ 130.6	$ 321.0

The accompanying Notes are an integral part of the financial statements.

KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)

Condensed Statements of Cash Flows

(In millions)

	Years ended December 31,		
	2009	2010	2011
Cash flows from operating activities:			
Net income (loss)	$ (34.7)	$ 130.6	$ 321.0
Depreciation and amortization	.1	.3	.1
Deferred income taxes	(.1)	.1	11.4
Equity in earnings of subsidiaries	18.2	(145.4)	(352.2)
Other, net	.6	.1	.2
Net change in assets and liabilities	35.3	10.0	81.8
Net cash provided by (used in) operating activities	19.4	(4.3)	62.3
Cash flows from investing activities:			
Loan to Valhi:			
Loans	-	(114.8)	(214.7)
Collections	-	52.9	140.5
Proceeds from sale of marketable securities	-	-	251.0
Purchase of marketable securities:			
TIMET common stock	-	(43.5)	(30.4)
Valhi common stock	-	(2.5)	(12.8)
Mutual funds	-	(.1)	(272.8)
Other, net	(.2)	(.9)	(.5)
Net cash used in investing activities	(.2)	(108.9)	(139.7)
Cash flows from financing activities:			
Issuance of common stock	-	337.6	-
Repayment of loan from NL	(19.2)	-	-
Dividends paid	-	(14.5)	(124.6)
Other	-	-	(.1)
Net cash provided by (used in) financing activities:	(19.2)	323.1	(124.7)
Net change during the year from operating, investing and financing activities	-	209.9	(202.1)
Balance at beginning of year	-	-	209.9
Balance at end of year	$ -	$ 209.9	$ 7.8

The accompanying Notes are an integral part of the financial statements.

SCHEDULE I - CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)

Notes to Condensed Financial Information

Note 1 - Basis of presentation:

The accompanying financial statements of Kronos Worldwide, Inc. reflect our investment in majority-owned subsidiaries on the equity method. The Consolidated Financial Statements of Kronos and its majority-owned subsidiaries (the "Company") and the related Notes to Consolidated Financial Statements are incorporated herein by reference.

Note 2 - Receivable from (payable to) subsidiaries and affiliates:

	December 31, 2010	December 31, 2011
	(In millions)	
Current:		
Receivable from:		
Kronos Louisiana, Inc. ("KLA")	$ 44.4	$ 23.5
KLA - income taxes	7.5	7.2
KII - income taxes	-	7.1
Total	$ 51.9	$ 37.8
Payable to:		
Kronos (US), Inc.	$ 74.8	$ 23.5
Valhi - income taxes	2.1	8.6
Total	$ 76.9	$ 32.1
Noncurrent:		
Note receivable from Valhi	$ 61.9	$ 136.1
Note payable to KII	$ 263.1	$ 274.4

Prior to 2009, KII loaned us an aggregate € 163.1 million ($209.5 million at the borrowing date) instead of paying us cash dividends. The original notes provided for a December 31, 2010 maturity date and required interest to be paid quarterly at an annual rate of 9.25%. Prior to 2009, the terms of these notes were modified to remove the requirements for quarterly interest payments and to extend the maturity date to December 31, 2013, and at December 31, 2010 and 2011 we had an aggregate of $45.4 million and $63.5 million, respectively, of accrued and unpaid interest on these loans. The notes are unsecured, contain no financial covenants and provide for default only upon our failure to pay any amount when due (subject to a short grace period). Due to the long-term investment nature of these notes, settlement of the principal and accrued interest balance of the notes is not contemplated within the foreseeable future. We currently expect that settlement of the principal and interest amount of the notes will occur through a capital transaction. We recognize interest expense on such notes as incurred. Until such time as the notes are settled, we will recognize interest expense on the promissory notes.

Note 3 - Investment in subsidiaries:

	December 31, 2010	December 31, 2011
	(In millions)	
Investment in:		
KLA	$ 214.3	$ 194.5
KC	76.9	100.0
KII	442.3	651.2
Total	$ 733.5	$ 945.7

	2009	2010	2011
		(In millions)	
Equity in earnings (loss) from continuing operations of subsidiaries:			
KLA	$ 14.4	$ 39.8	$ 68.4
KC	(.5)	5.8	40.4
KII	(32.1)	99.8	243.4
Total	$ (18.2)	$ 145.4	$ 352.2

Kronos Worldwide, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, TX 75240-2697

Contact: Janet Keckeisen
Vice President – Investor Relations
(972) 233-1700

News Release

FOR IMMEDIATE RELEASE

KRONOS WORLDWIDE ANNOUNCES FOURTH QUARTER RESULTS

DALLAS, TEXAS...March 6, 2012... Kronos Worldwide, Inc. (NYSE:KRO) today reported net income for the fourth quarter of 2011 of $85.8 million, or $.74 per share compared with net income of $36.4 million, or $.33 per share, in the fourth quarter of 2010. For the full year of 2011, Kronos Worldwide reported net income of $321.0 million, or $2.77 per share, compared with $130.6 million, or $1.29 per share for the full year 2010. Comparability of the Company's results for both the fourth quarter and full year periods was impacted by higher income from operations in 2011 principally due to higher average TiO_2 selling prices in 2011, higher production volumes in 2011 as well as a $35.2 million non-cash deferred income tax benefit recognized in the first quarter of 2010, in each case as discussed further below.

Net sales of $437.4 million in the fourth quarter of 2011 were $64.1 million, or 17%, higher than in the fourth quarter of 2010. Net sales of $1,943.3 million in the full year of 2011 were $493.6 million, or 34%, higher than in the full year 2010. Net sales increased in the fourth quarter and the full year 2011 due primarily to higher average TiO_2 selling prices and the positive impact of fluctuations in currency exchange rates, partially offset by lower sales volumes. The Company's average TiO_2 selling prices increased 46% in the fourth quarter of 2011 as compared to the fourth quarter of 2010, and increased 40% for the full year as compared to 2010. The Company's average TiO_2 selling prices at the end of the fourth quarter of 2011 were 11% higher than at the end of the third quarter of 2011, continuing the improvement in selling prices that began in the second half of 2009 and continued throughout 2010 and 2011. Fluctuations in currency exchange rates also impacted net sales, increasing net sales by approximately $4 million in the fourth quarter of 2011 and approximately $70 million for the full year 2011. While the amount of inventory available for shipment in 2011 increased due to record production volumes during the year, the Company's sales volumes were 19% lower in the fourth quarter of 2011 than in the fourth quarter of 2010, and 5% lower in the full year. The table at the end of this press release shows how each of these items impacted the overall increase in net sales.

The Company's TiO_2 segment profit (see description of non-GAAP information below) in the fourth quarter of 2011 was $145.9 million compared with segment profit of $62.5 million in the fourth quarter of 2010. For the full year the Company's segment profit was $555.8 million compared to $185.8 million in 2010. The Company's segment profit in 2011 represents a new record for the Company. Segment profit in 2011 increased due to higher TiO_2 selling prices and higher production volumes. These increases were partially offset by higher raw material and maintenance costs. Segment profit comparisons were also impacted by the effects of fluctuations in currency exchange rates, which increased 2011 segment profit by approximately $4 million in the fourth quarter and nil for the full year, respectively. The Company's TiO_2 production volumes were 5% higher in 2011 as compared to 2010, with operating rates at full capacity throughout 2011. The Company's production volumes established a new record for Kronos for an annual production period.

As previously reported, in March 2011 we completed the redemption of €80 million principal amount of the Company's 6.5% Senior Secured Notes due 2013 at the redemption price of 102.167% of the principal amount. During the third and fourth quarters of 2011, we also repurchased in open market transactions an aggregate €40.8 million principal amount of our Senior Secured Notes for an aggregate of €40.6 million. The Company's year-to-date results in 2011 include an aggregate net charge of $3.1 million ($2.1 million, or $.02 per share, net of income tax benefit) consisting of the call premium, gain on the repurchases and the write-off of unamortized deferred financing costs and original issue discount associated with the redeemed and repurchased Notes.

The Company's income tax provision in 2011 includes a provision for U.S. incremental income taxes on earnings repatriated from our German subsidiary of $17.2 million ($4.0 million in the fourth quarter), which earnings were used to fund a portion of the repurchases of our Senior Secured Notes. The Company's income tax benefit in 2010 includes a $35.2 million ($.36 per diluted share) non-cash deferred income tax benefit in the first quarter related to a European Court ruling that resulted in the favorable resolution of certain income tax issues in Germany and an increase in the amount of our German corporate and trade tax net operating loss carryforwards.

Steven L. Watson, Vice Chairman and Chief Executive Officer, said "We set new production records for TiO_2 products in 2011, as a result of technical and process improvements throughout our manufacturing facilities. We expect to continue to operate our facilities at full practical capacity utilization levels in 2012. The shortage of supply of TiO_2 products that we saw starting in the second half of 2009 intensified in the first three quarters of 2011, with an easing of demand in the fourth quarter which we attribute primarily to seasonality and customers destocking of their inventory in certain cases. Even with reduced sales volumes, we implemented significant TiO_2 selling price increases in 2011, including in the fourth quarter, and set a new record for TiO_2 segment profit. The cost of our raw materials will increase in 2012, including significant increases in the cost of our feedstock ore, but we believe our segment profit will increase due to higher average selling prices and sales volumes for our TiO_2 products. With the constraints and time required to add significant new production capacity, especially for the premium grades of TiO_2 products through the chloride process, we expect the strong and growing worldwide demand for TiO_2 products will continue to result in tightness of supply in 2012 and beyond. As a result, we expect our cash flows and profitability to increase in 2012 and for the foreseeable future."

The Company will hold a conference call to discuss its fourth quarter and full year 2011 financial results on Tuesday, March 6, 2012 at 9:00 a.m. CT.

Call in number for U.S. participants	(866) 804-6924
Call in number for international participants	(857) 350-1670
Participant passcode	50071427

The conference call will be available via webcast and can be accessed from the investor relations section of the company's website at http://www.kronosww.com.

The conference call will be available for replay beginning March 6, 2012 and ending March 13, 2012.

U.S. participants	(888) 286-8010
International participants	(617) 801-6888
Passcode	27033515

The statements in this release relating to matters that are not historical facts are forward-looking statements that represent management's beliefs and assumptions based on currently available information. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will prove to be correct. Such statements by their nature involve substantial risks and uncertainties that could significantly impact expected results, and actual future results could differ materially from those described in such forward-looking statements. While it is not possible to identify all factors, the Company continues to face many risks and uncertainties. The factors that could cause actual future results to differ materially include, but are not limited to, the following:

- Future supply and demand for our products;
- The extent of the dependence of certain of our businesses on certain market sectors;
- The cyclicality of our businesses;
- Customer inventory levels;
- Changes in raw material and other operating costs (such as energy and ore costs);
- Changes in the availability of raw materials (such as ore);

- General global economic and political conditions (such as changes in the level of gross domestic product in various regions of the world and the impact of such changes on demand for TiO_2);
- Competitive products and substitute products;
- Customer and competitor strategies;
- Potential consolidation of our competitors;
- The impact of pricing and production decisions;
- Competitive technology positions;
- Possible disruption of our business or increases in the cost of doing business resulting from terrorist activities or global conflicts;
- The introduction of trade barriers;
- Fluctuations in currency exchange rates (such as changes in the exchange rate between the U.S. dollar and each of the euro, the Norwegian krone and the Canadian dollar), or possible disruptions to our business resulting from potential instability resulting from uncertainties associated with the euro;
- Operating interruptions (including, but not limited to, labor disputes, leaks, natural disasters, fires, explosions, unscheduled or unplanned downtime and transportation interruptions);
- Our ability to renew or refinance credit facilities;
- Our ability to maintain sufficient liquidity;
- The ultimate outcome of income tax audits, tax settlement initiatives or other tax matters;
- Our ability to utilize income tax attributes, the benefits of which have been recognized under the more-likely-than-not recognition criteria;
- Environmental matters (such as those requiring compliance with emission and discharge standards for existing and new facilities);
- Government laws and regulations and possible changes therein;
- The ultimate resolution of pending litigation; and
- Possible future litigation

Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. The Company disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of changes in information, future events or otherwise.

In an effort to provide investors with additional information regarding the Company's results of operations as determined by accounting principles generally accepted in the United States of America ("GAAP"), the Company has disclosed certain non-GAAP information, which the Company believes provides useful information to investors:

- The Company discloses segment profit, which is used by the Company's management to assess the performance of the Company's TiO_2 operations. The Company believes disclosure of segment profit provides useful information to investors because it allows investors to analyze the performance of the Company's TiO_2 operations in the same way that the Company's management assesses performance. The Company defines segment profit as income before income taxes, interest expense and certain general corporate items. Corporate items excluded from the determination of segment profit include corporate expense and interest income not attributable to the Company's TiO_2 operations.

Kronos Worldwide, Inc. is a major international producer of titanium dioxide products.

KRONOS WORLDWIDE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share and metric ton data)

	Three months ended December 31,		Year ended December 31,	
	2010	2011	2010	2011
	(Unaudited)			
Net sales	$ 373.3	**$ 437.4**	$ 1,449.7	**$ 1,943.3**
Cost of sales	269.9	**243.3**	1,104.4	**1,194.9**
Gross margin	103.4	**194.1**	345.3	**748.4**
Selling, general and administrative expense	43.4	**50.3**	166.7	**195.0**
Other operating income (expense):				
Currency transaction gains, net	3.1	**2.6**	7.8	**3.0**
Other expense, net	(.7)	**(.6)**	(.8)	**(.9)**
Corporate expense	(1.5)	**(2.5)**	(7.2)	**(9.0)**
Income from operations	60.9	**143.3**	178.4	**546.5**
Other income (expense):				
Trade interest income	.1	**.1**	.2	**.3**
Interest and dividend income	.5	**2.4**	.5	**6.7**
Securities transaction losses, net	-	**(.6)**	-	**(.6)**
Gain (loss) on prepayment of debt, net	-	**.1**	-	**(3.1)**
Interest expense	(9.6)	**(6.5)**	(38.8)	**(32.7)**
Income before income taxes	51.9	**138.8**	140.3	**517.1**
Income tax expense	15.5	**53.0**	9.7	**196.1**
Net income	$ 36.4	**$ 85.8**	$ 130.6	**$ 321.0**
Net income per basic and diluted share	$ .33	**$ .74**	$ 1.29	**$ 2.77**
Basic and diluted weighted-average shares used in the calculation of net income per share	109.5	**115.9**	100.8	**115.9**
TiO_2 data - metric tons in thousands:				
Sales volumes	119	**97**	528	**503**
Production volumes	132	**141**	524	**550**

KRONOS WORLDWIDE, INC.
RECONCILIATION OF SEGMENT PROFIT TO
INCOME FROM OPERATIONS
(In millions)
(Unaudited)

	Three months ended December 31,		Year ended December 31,	
	2010	2011	2010	2011
Segment profit	$ 62.5	**$ 145.9**	$ 185.8	**$ 555.8**
Adjustments:				
Trade interest income	(.1)	**(.1)**	(.2)	**(.3)**
Corporate expense	(1.5)	**(2.5)**	(7.2)	**(9.0)**
Income from operations	$ 60.9	**$ 143.3**	$ 178.4	**$ 546.5**

IMPACT OF PERCENTAGE CHANGE IN SALES
(Unaudited)

	Three months ended December 31, 2011 vs. 2010	Year ended December 31, 2011 vs. 2010
Percentage change in sales:		
TiO_2 product pricing	46 %	40 %
TiO_2 sales volume	(19) %	(5) %
TiO_2 product mix	(11) %	(6) %
Changes in currency exchange rates	1 %	5 %
Total	17 %	34 %

EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF CORPORATION	Jurisdiction of incorporation or organization	% of Voting Securities Held at December 31, 2011(a)
Kronos Canada, Inc.	Canada	100
Kronos International, Inc.	Delaware	100
Kronos Titan GmbH	Germany	100
Société Industrielle du Titane, S.A.	France	99
Kronos Limited	United Kingdom	100
Kronos Denmark ApS	Denmark	100
Kronos Europe S.A./N.V.	Belgium	100
Kronos B.V.	Netherlands	100
Kronos Norge A/S	Norway	100
Kronos Titan A/S	Norway	100
Titania A/S	Norway	100
The Jossingfjord Manufacturing Company A/S	Norway	100
Kronos Louisiana, Inc.	Delaware	100
Kronos (US), Inc.	Delaware	100
Louisiana Pigment Company, L.P.	Delaware	50

(a) Held by the Registrant or the indicated subsidiary of the Registrant

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Kronos Worldwide, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, TX 75240-2697
(972) 233-1700
(972) 448-1445 (Fax)

KRONOS WORLDWIDE, INC.
THREE LINCOLN CENTRE
5430 LBJ FREEWAY, SUITE 1700
DALLAS, TEXAS 75240-2697

March 30, 2012

To our Stockholders:

You are cordially invited to attend the 2012 annual meeting of stockholders of Kronos Worldwide, Inc., which will be held on Thursday, May 10, 2012, at 10:00 a.m., local time, at our corporate offices at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas. The matters to be acted upon at the meeting are described in the attached notice of annual meeting of stockholders and proxy statement.

Whether or not you plan to attend the meeting, please cast your vote as instructed on your proxy card or notice of internet availability of proxy materials as promptly as possible to ensure that your shares are represented and voted in accordance with your wishes. Your vote, whether given by proxy or in person at the meeting, will be held in confidence by the inspector of election as provided in our bylaws.

Sincerely,

Steven L. Watson
Vice Chairman of the Board and
Chief Executive Officer

KRONOS WORLDWIDE, INC.

Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held May 10, 2012

To the Stockholders of Kronos Worldwide, Inc.:

The 2012 annual meeting of stockholders of Kronos Worldwide, Inc. will be held on Thursday, May 10, 2012, at 10:00 a.m., local time, at our corporate offices at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas, for the following purposes:

1. to elect the seven director nominees named in the proxy statement to serve until the 2013 annual meeting of stockholders;
2. to approve the 2012 Director Stock Plan;
3. to approve on an advisory basis our named executive officer compensation; and
4. to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 19, 2012 has been set as the record date for the meeting. Only holders of our common stock at the close of business on the record date are entitled to notice of and to vote at the meeting. A complete list of stockholders entitled to vote at the meeting will be available for examination during normal business hours by any of our stockholders, for purposes related to the meeting, for a period of ten days prior to the meeting at our corporate offices.

You are cordially invited to attend the meeting. Whether or not you plan to attend the meeting, please cast your vote as instructed on the proxy card or notice of internet availability of proxy materials as promptly as possible to ensure that your shares are represented and voted in accordance with your wishes.

By Order of the Board of Directors,

A. Andrew R. Louis

A. Andrew R. Louis, *Secretary*

Dallas, Texas
March 30, 2012

Important Notice Regarding the Availability of Proxy Materials for the Annual Stockholder Meeting to Be Held on May 10, 2012.

The proxy statement and annual report to stockholders (including Kronos Worldwide's Annual Report on Form 10-K for the fiscal year ended December 31, 2011) are available at *www.kronosww.com/annualmeeting*.

TABLE OF CONTENTS

GLOSSARY OF TERMS

"*2012 Director Stock Plan*" or "*2012 plan*" means the 2012 Director Stock Plan described in proposal 2, which provides for grants of our common stock to our directors.

"*brokerage firm or other nominee*" means a brokerage firm or other nominee such as a banking institution, custodian, trustee or fiduciary (other than our transfer agent, Computershare) through which a stockholder hold its shares of our common stock.

"*broker/nominee non-vote*" means a non-vote by a brokerage firm or other nominee for shares held for a client's account for which the brokerage firm or other nominee does not have discretionary authority to vote on a particular matter and has not received instructions from the client.

"*CDCT*" means the Contran Amended and Restated Deferred Compensation Trust, an irrevocable "rabbi trust" established by Contran to assist it in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.

"*CMRT*" means The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain assets of certain employee defined benefit plans Contran and related entities adopt.

"*Computershare*" means Computershare Trust Company, N.A., our stock transfer agent and registrar.

"*CompX*" means CompX International Inc., one of our publicly held sister corporations that manufactures security products, furniture components and performance marine components.

"*Contran*" means Contran Corporation, the parent corporation of our consolidated tax group.

"*Dixie Rice*" means Dixie Rice Agricultural Corporation, Inc., one of our parent corporations.

"*EWI*" means EWI RE, Inc., a reinsurance brokerage and risk management corporation wholly owned by NL.

"*Foundation*" means the Harold Simmons Foundation, Inc., a tax-exempt foundation organized for charitable purposes.

"*Grandchildren's Trust*" means The Annette Simmons Grandchildren's Trust, a trust of which Harold C. Simmons and his wife, Annette C. Simmons, are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons.

"*independent directors*" means the following directors: Keith R. Coogan, Cecil H. Moore, Jr., George E. Poston and R. Gerald Turner.

"*ISA*" means an intercorporate services agreement between Contran and a related company pursuant to which employees of Contran provide certain services, including executive officer services, to such related company on an annual fixed fee basis.

"*Keystone*" means Keystone Consolidated Industries, Inc., one of our publicly held sister corporations that manufactures steel fabricated wire products, industrial wire, bar products, billets and wire rod.

"*KII*" means Kronos International, Inc., one of our wholly owned subsidiaries with operations in Europe.

"*Kronos Worldwide*," "*us*," "*we*" or "*our*" means Kronos Worldwide, Inc.

"*named executive officer*" means any person named in the 2011 Summary Compensation Table in this proxy statement.

"*NL*" means NL Industries, Inc., one of our publicly held parent corporations that is a diversified holding company with significant investments in us and CompX.

"*NYSE*" means the New York Stock Exchange.

"*PwC*" means PricewaterhouseCoopers LLP, our independent registered public accounting firm.

"*record date*" means the close of business on March 19, 2012, the date our board of directors set for the determination of stockholders entitled to notice of and to vote at the 2012 annual meeting of our stockholders.

"*Say-on-Pay*" means the third proposal in this proxy statement for a nonbinding advisory vote for the consideration of our stockholders to approve the compensation of our named executive officers as such proposal is described and as such compensation is disclosed in this proxy statement.

"*SEC*" means the U.S. Securities and Exchange Commission.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*stockholder of record*" means a stockholder of our common stock who holds shares directly (either in certificate or electronic form) in its name with our transfer agent, Computershare.

"*Tall Pines*" means Tall Pines Insurance Company, an indirect wholly owned captive insurance subsidiary of Valhi.

"*TFMC*" means TIMET Finance Management Company, a wholly owned subsidiary of TIMET.

"*TIMET*" means Titanium Metals Corporation, one of our publicly held sister corporations that is an integrated producer of titanium metal products.

"*Valhi*" means Valhi, Inc., one of our publicly held parent corporations that is a diversified holding company with significant investments in NL and us.

"*VHC*" means Valhi Holding Company, one of our parent corporations.

KRONOS WORLDWIDE, INC.

Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement in connection with the solicitation of proxies by and on behalf of our board of directors for use at our 2012 annual meeting of stockholders to be held on Thursday, May 10, 2012, and at any adjournment or postponement of the meeting. We are furnishing our proxy materials to holders of our common stock as of the close of business on March 19, 2012. We began distributing a notice of internet availability of our proxy materials on or about March 30, 2012 to the holders of our common stock who hold their shares through a brokerage firm or other nominee (such as a banking institution, custodian, trustee or fiduciary) and not through our transfer agent, Computershare. We will begin mailing our proxy materials to the record holders of our common stock (shares held directly with Computershare and not through a broker or other nominee) on or about April 5, 2012. The proxy materials include:

- the accompanying notice of the 2012 annual meeting of stockholders;
- this proxy statement;
- our 2011 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2011; and
- the proxy card (or voting instruction form if you hold your shares through a brokerage firm or other nominee and not through our transfer agent, Computershare).

We are furnishing our 2011 annual report to all of our stockholders entitled to vote at the 2012 annual meeting. We are not incorporating the 2011 annual report into this proxy statement and you should not consider the annual report as proxy solicitation material. The accompanying notice of annual meeting of stockholders sets forth the time, place and purposes of the meeting. Our principal executive offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

Please refer to the Glossary of Terms on page ii for the definitions of certain terms used in this proxy statement.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Q: What is the purpose of the annual meeting?

A: At the annual meeting, stockholders will vote on the following, as described in this proxy statement:

- Proposal 1 – the election of the seven director nominees named in this proxy statement;
- Proposal 2 – the approval of the 2012 Director Stock Plan; and
- Proposal 3 – the adoption of a nonbinding advisory resolution that approves the named executive officer compensation described in this proxy statement (Say-on-Pay).

In addition, stockholders will vote on any other matter that may properly come before the meeting.

Q: How does the board recommend that I vote?

A: The board of directors recommends that you vote FOR:

- each of the nominees for director named in this proxy statement;

- the approval of proposal 2 (2012 Director Stock Plan); and
- the approval and adoption of proposal 3 (Say-on-Pay).

Q: Who is allowed to vote at the annual meeting?

A: The board of directors has set the close of business on March 19, 2012 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting. Only holders of our common stock as of the close of business on the record date are entitled to vote at the meeting. On the record date, 115,902,098 shares of our common stock were issued and outstanding. Each share of our common stock entitles its holder to one vote.

Q: If I hold my shares through a brokerage firm or other nominee, why did I receive a notice regarding the internet availability of proxy materials instead of paper copies of the proxy materials?

A: We are using the SEC notice and access rules to furnish proxy materials over the internet to our stockholders who hold our common stock through a brokerage firm or other nominee. If you hold your shares through a brokerage firm or other nominee, you can find instructions on how to access and review the proxy materials, and how to vote over the internet, on the notice of internet availability of proxy materials that you received. The notice also contains instructions on how you can receive a paper copy of this proxy statement, our 2011 annual report to stockholders and a voting instruction form.

Q: If I hold my shares through a brokerage firm or other nominee, how may I vote in person at the annual meeting?

A: If you wish to vote in person at the annual meeting, you will need to follow the instructions on your notice of internet availability of proxy materials on how to obtain the appropriate documents to vote in person at the meeting.

Q: How do I vote if I am a stockholder of record?

A: If you hold shares of our common stock directly (either in certificate or electronic form) with our transfer agent, Computershare, rather than through a brokerage firm or other nominee, you are a stockholder of record. As a stockholder of record, you may:

- vote over the internet at *www.investorvote.com KRO*;
- vote by telephone using the voting procedures set forth on your proxy card;
- instruct the agents named on your proxy card how to vote your shares by completing, signing and mailing the enclosed proxy card in the envelope provided; or
- vote in person at the annual meeting.

Q: What are the consequences if I am a stockholder of record and I execute my proxy card but do not indicate how I would like my shares voted for one or more of the director nominees named in this proxy statement or the other proposals described in this proxy statement?

A: If you are a stockholder of record (and not a brokerage firm or other nominee), the agents named on your proxy card will vote your shares on such uninstructed nominee or proposal as recommended by the board of directors in this proxy statement.

Q: If I do not want to vote my shares in person at the annual meeting, how do I vote if my shares are held through a brokerage firm or other nominee?

A: If your shares are held through a brokerage firm or other nominee, you must follow the instructions from your brokerage firm or other nominee on how to vote your shares. In order to ensure your brokerage firm or other nominee votes your shares in the manner you would like, you must provide voting instructions to your brokerage firm or other nominee by the deadline provided in the materials you received from your brokerage firm or other nominee.

Brokerage firms or other nominees may not vote your shares on the election of a director nominee or any of the other proposals in this proxy statement in the absence of your specific instructions as to how to vote. **We encourage you to provide instructions to your brokerage firm or other nominee regarding the voting of your shares.** *If you do not instruct your brokerage firm or other nominee how to vote with respect to the election of a director nominee or on each of the other two proposals in this proxy statement, your brokerage firm or other nominee may not vote with respect to the election of such director nominee or on any uninstructed proposal and your vote will be counted as a "broker/nominee non-vote."* "Broker/nominee non-votes" are non-votes by a brokerage firm or other nominee for shares held in a client's account for which the brokerage firm or other nominee does not have discretionary authority to vote on a particular matter and has not received instructions from the client. How we treat broker/nominee non-votes is separately described in each of the answers below regarding what constitutes a quorum, the requisite votes necessary to elect a director nominee or approve the other two proposals in this proxy statement.

Q: Who will count the votes?

A: The board of directors has appointed Computershare, our transfer agent and registrar, to ascertain the number of shares represented, tabulate the vote and serve as inspector of election for the meeting.

Q: Is my vote confidential?

A: Yes. All proxy cards, ballots or voting instructions delivered to Computershare will be kept confidential in accordance with our bylaws.

Q: How do I change or revoke my proxy instructions if I am a stockholder of record?

A: If you are a stockholder of record, you may change or revoke your proxy instructions in any of the following ways:

- delivering to Computershare a written revocation;
- submitting another proxy card bearing a later date;
- changing your vote on *www.investorvote.com/KRO*;
- using the telephone voting procedures set forth on your proxy card; or
- voting in person at the annual meeting.

Q: How do I change or revoke my voting instructions if my shares are held through a brokerage firm or other nominee?

A: If your shares are held through a brokerage firm or other nominee, you must follow the instructions from your brokerage firm or other nominee on how to change or revoke your voting instructions or how to vote in person at the annual meeting.

Q: What constitutes a quorum?

A: A quorum is the presence, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the meeting.

Shares that are voted "abstain" or "withheld" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting.

As already discussed in the previous answer regarding how to vote shares held through a brokerage firm or other nominee, there are no proposals for the 2012 annual meeting that would allow a brokerage firm or nominee to vote uninstructed shares. If a brokerage firm or other nominee receives no instruction for the election of any director nominee or any of the proposals, such uninstructed shares will be counted as not entitled to vote and are, therefore, not considered for purposes of determining whether a quorum is present at the annual meeting. If a brokerage firm or other nominee receives instructions on the election of any director nominee or any of the other two proposals, such instructed shares will be counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the annual meeting.

Together, Valhi and NL held approximately 80.4% of the outstanding shares of our common stock as of the record date. Valhi and NL have each indicated its intention to have its shares of our common stock represented at the meeting. If Valhi alone attends the meeting in person or by proxy, the meeting will have a quorum present.

Q: Assuming a quorum is present, what vote is required to elect a director nominee?

A: A plurality of affirmative votes of the holders of our outstanding shares of common stock represented and entitled to vote at the meeting is necessary to elect each director nominee. You may indicate on your proxy card or in your voting instructions that you desire to withhold authority to vote for any of the director nominees. Since director nominees need only receive a plurality of affirmative votes from the holders represented and entitled to vote at the meeting to be elected, a vote withheld or a broker/nominee non-vote regarding a particular nominee will not affect the election of such director nominee.

Together, Valhi and NL held approximately 80.4% of the outstanding shares of our common stock as of the record date. Valhi and NL have each indicated its intention to have its shares of our common stock represented at the meeting and to vote such shares FOR the election of each of the director nominees named in this proxy statement. If Valhi alone attends the meeting in person or by proxy and votes as indicated, the stockholders will elect all of the nominees named in this proxy statement to the board of directors.

Q: Assuming a quorum is present, what vote is required to adopt and approve proposal 2 (2012 Director Stock Plan)?

A: The affirmative votes of the majority of the shares present in person or represented by proxy at the 2012 annual meeting and entitled to vote on this proposal will be the requisite vote to approve the 2012 Director Stock Plan. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a negative vote. Broker/nominee non-votes will not be counted as entitled to vote and will have no affect on this proposal.

As already mentioned, Valhi and NL together held approximately 80.4% of the outstanding shares of our common stock as of the record date. Valhi and NL have each indicated its intention to have its shares of our common stock represented at the meeting and to vote such shares FOR the approval of the 2012 Director Stock Plan. If Valhi alone attends the meeting in person or by proxy and votes as indicated, the stockholders will approve this proposal.

Q: Assuming a quorum is present, what vote is required to adopt and approve proposal 3 (Say-on-Pay)?

A: The proposed stockholder resolution contained in this proposal provides that the affirmative nonbinding advisory votes of the majority of the shares present in person or represented by proxy at the 2012 annual meeting and entitled to vote on this proposal will be the requisite vote to adopt the resolution and approve the compensation of our named executive officers as such compensation is disclosed in this proxy statement. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a negative vote. Broker/nominee non-votes will not be counted as entitled to vote and will have no affect on this proposal.

As already mentioned, Valhi and NL together held approximately 80.4% of the outstanding shares of our common stock as of the record date. Valhi and NL have each indicated its intention to have its shares of our common stock represented at the meeting and to vote such shares FOR this nonbinding advisory proposal. If Valhi alone attends the meeting in person or by proxy and votes as indicated, the stockholders will, by a nonbinding advisory vote, approve this proposal.

Q: Assuming a quorum is present, what vote is required to approve any other matter to come before the meeting?

A: Except as applicable laws may otherwise provide, the approval of any other matter that may properly come before the meeting will require the affirmative votes of the holders of the majority of the outstanding shares represented and entitled to vote at the meeting. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a negative vote.

Q: If I am a stockholder of record, how will the agents named on my proxy card vote on any other matter to come before the meeting?

A: If you are a stockholder of record and to the extent allowed by applicable law, the agents named on your proxy card will vote in their discretion on any other matter that may properly come before the meeting.

Q: Who will pay for the cost of soliciting the proxies?

A: We will pay all expenses related to the solicitation, including charges for preparing, printing, assembling and distributing all materials delivered to stockholders. In addition to the solicitation by mail, our directors, officers and regular employees may solicit proxies by telephone or in person for which such persons will receive no additional compensation. Upon request, we will reimburse brokerage firms or other nominees for their reasonable out-of-pocket expenses incurred in distributing proxy materials and voting instructions to the beneficial owners of our common stock that hold such stock in accounts with such entities.

CONTROLLING STOCKHOLDERS

Valhi and NL are the direct holders of 50.0% and 30.4%, respectively, of the outstanding shares of our common stock as of the record date. Together, Valhi and NL own approximately 80.4% of the outstanding shares of our common stock. Valhi is the direct holder of approximately 83.0% of the outstanding shares of NL common stock as of the record date. Valhi and NL have each indicated its intention to have its shares of our common stock represented at the meeting and to vote such shares FOR the election of each of the director nominees named in this proxy statement and FOR proposals 2 (2012 Director Stock Plan) and 3 (Say-on-Pay). If Valhi alone attends the meeting in person or by proxy and votes as indicated, the meeting will have a quorum present and the stockholders will elect all of the nominees named in this proxy statement to the board of directors and approve proposals 2 and 3.

SECURITY OWNERSHIP

Ownership of Kronos Worldwide. The following table and footnotes set forth as of the record date the beneficial ownership, as defined by regulations of the SEC, of our common stock held by each individual, entity or group known to us to own beneficially more than 5% of the outstanding shares of our common stock, each director, each named executive officer and all of our directors and executive officers as a group. See footnote 4 below for information concerning the relationships of certain individuals and entities that may be deemed to own indirectly and beneficially more than 5% of the outstanding shares of our common stock. All information is taken from or based upon ownership filings made by such individuals or entities with the SEC or upon information provided by such individuals or entities.

	Kronos Worldwide Common Stock	
Name of Beneficial Owner	**Amount and Nature of Beneficial Ownership (1)**	**Percent of Class (1)(2)**
Harold C. Simmons (3)	777,940 (4)	*
Valhi, Inc. (3)	57,990,042 (4)	50.0%
NL Industries, Inc (3)	35,219,270 (4)	30.4%
TIMET Finance Management Company (3)	373,334 (4)	*
Annette C. Simmons (3)	882,876 (4)	*
Contran Corporation (3)	5,372 (4)	*
	95,248,834 (4)	82.2%
Keith R. Coogan	10,000	*
Cecil H. Moore, Jr.	11,024 (4)	*
George E. Poston	13,000	*
Glenn R. Simmons	42,762 (4)(5)	*
R. Gerald Turner	12,296	*
Steven L. Watson	103,652 (4)	*
Douglas C. Weaver	3,280	*
Ulfert Fiand	-0-	-0-
Gregory M. Swalwell	-0- (4)	-0-
All our directors and executive officers as a group (19 persons)	95,451,226 (4)(5)	82.4%

* Less than 1%.

(1) Except as otherwise noted, the listed entities, individuals or group have sole investment power and sole voting power as to all shares set forth opposite their names.

(2) The percentages are based on 115,902,098 shares of our common stock outstanding as of the record date.

(3) The business address of Valhi, NL, Contran and Harold C. and Annette C. Simmons is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The business address of TFMC is 1007 Orange Street, Suite 1400, Wilmington, Delaware 19801.

(4) Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of NL common stock:

Valhi	83.0%
Harold C. Simmons	2.2%
Annette C. Simmons	0.8%
TFMC	0.5%
Kronos Worldwide	Less than 0.1%

TIMET is the direct holder of 100% of the outstanding shares of TFMC common stock.

Except as otherwise indicated, Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of TIMET common stock:

VHC	23.9%
Annette C. Simmons	12.5%
CMRT	8.8%
Harold C. Simmons	3.2%
Kronos Worldwide	2.4%
Contran	2.0%
NL	0.8%
Valhi	0.5%
Grandchildren's Trust	Less than 0.1%

NL's percentage ownership of TIMET common stock includes approximately 0.3% directly held by a wholly owned subsidiary of NL.

Except as otherwise indicated, Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the outstanding shares of Valhi common stock:

VHC	92.6%
TFMC	1.9%
Foundation	0.7%
Harold C. Simmons	0.4%
Contran	0.3%
Annette C. Simmons	0.2%
CMRT	0.1%
Grandchildren's Trust	Less than 0.1%

Contran's percentage ownership of Valhi common stock includes approximately 0.3% directly held by the CDCT. NL, one of its wholly owned subsidiaries and we directly hold 3,604,790, 1,186,200 and 574,972 shares of Valhi common stock, respectively. Since NL and we are majority owned subsidiaries of Valhi and pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL, its subsidiary and we hold as treasury stock for voting purposes. For the purposes of calculating the percentage ownership of the outstanding shares of Valhi common stock as of the record date in this proxy statement, such shares are not deemed outstanding.

Dixie Rice is the direct holder of 100% of the outstanding shares of VHC common stock. Contran is the beneficial holder of 100% of the outstanding shares of Dixie Rice common stock.

Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons. As sole trustee of these trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by these trusts. Mr. Simmons, however, disclaims beneficial ownership of any Contran shares these trusts hold.

The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board of the Foundation.

U.S. Bank National Association serves as the trustee of the CDCT. Contran established the CDCT as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

Contran sponsors the CMRT to permit the collective investment by master trusts that maintain assets of certain employee defined benefit plans Contran and related entities adopt. Harold C. Simmons is the sole trustee of this trust and a member of the investment committee for this trust. Contran selects the trustee and members of this trust's investment committee. Certain of our executive officers and Glenn R. Simmons are participants in one or more of the employee defined benefit plans that invest through this trust. Each of such persons disclaims beneficial ownership of any of the shares this trust holds, except to the extent of his or her individual vested beneficial interest, if any, in the plan assets this trust holds.

Harold C. Simmons is the chairman of the board of each of us, TIMET, Valhi, VHC, Dixie Rice and Contran and chairman of the board and chief executive officer of NL.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CDCT or the CMRT. Mr. Simmons disclaims beneficial ownership of all shares of our common stock beneficially owned, directly or indirectly, by Valhi, NL, TFMC or Contran.

All of our directors or executive officers who are also directors or executive officers of Valhi, NL, TFMC, Contran or their affiliated entities disclaim beneficial ownership of the shares of our common stock that such entities directly or indirectly hold.

Annette C. Simmons is the wife of Harold C. Simmons. Mrs. Simmons disclaims beneficial ownership of all shares that she does not own directly. Mr. Simmons may be deemed to share indirect beneficial ownership of her shares. He disclaims all such beneficial ownership.

The Grandchildren's Trust is a trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares this trust directly holds. Mr. Simmons disclaims beneficial ownership of any shares that this trust holds.

Contran is the sole owner of Valhi's 6% series A preferred stock (non-voting) and a trust related to Harold C. Simmons is the sole owner of VHC's 2% convertible preferred stock (non-voting). Messrs. Harold and Glenn Simmons and Watson each hold of record one director qualifying share of Dixie Rice.

NL has pledged 4,069,344 shares of our common stock as security. VHC has pledged 8,577,160 shares of Valhi common stock as security and 24,878,081 shares of TIMET common stock as security. Contran has pledged 864 shares of Valhi's 6% series A preferred stock as security.

Shares owned by Contran or its related entities or their executive officers or directors may be held in margin accounts at brokerage firms. Under the terms of the margin account agreements, stocks and other assets held in these accounts may be pledged to secure margin obligations under these accounts. Harold C. Simmons holds 574,866 shares of our common stock, 491,009 shares of NL common stock and 63,518 shares of Valhi common stock in a margin account at a brokerage firm. Annette C. Simmons holds all of her 882,876 shares of our common stock, 404,391 shares of NL common stock and 265,338 shares of Valhi common stock in a margin account at a brokerage firm. The Grandchildren's Trust holds all of its 14,132 shares of TIMET common stock and 29,300 shares of Valhi common stock in a margin account at a brokerage firm.

The business address of the CMRT, the Foundation, Kronos Worldwide, NL, TIMET and VHC is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The business address of Dixie Rice is 600 Pasquiere Street, Gueydan. Louisiana 70542.

(5) The shares of our common stock shown as beneficially owned by Glenn R. Simmons include 11,600 shares his wife holds directly and 850 shares she holds in her retirement account. He disclaims beneficial ownership of all of the shares his wife owns directly and in her retirement account.

We understand that Contran and related entities may consider acquiring or disposing of shares of our common stock through open market or privately negotiated transactions, depending upon future developments, including, but not limited to, the availability and alternative uses of funds, the performance of our common stock in the market, an assessment of our business and prospects, financial and stock market conditions and other factors deemed relevant by such entities. We may similarly consider acquisitions of shares of our common stock and acquisitions or dispositions of securities issued by related entities.

Ownership of Related Companies. Some of our directors and executive officers own equity securities of certain companies related to us.

Ownership of NL and Valhi. The following table and footnotes set forth the beneficial ownership, as of the record date, of the shares of NL and Valhi common stock held by each of our directors, each named executive officer and all of our directors and executive officers as a group. All information is taken from or based upon ownership filings made by such individuals or entities with the SEC or upon information provided by such individuals or entities.

	NL Common Stock			Valhi Common Stock		
Name of Beneficial Owner	**Amount and Nature of Beneficial Ownership (1)**		**Percent of Class (1)(2)**	**Amount and Nature of Beneficial Ownership (1)**		**Percent of Class (1)(3)**
Harold C. Simmons	1,052,054	(4)	2.2%	421,393	(4)	*
Valhi, Inc.	40,387,531	(4)	83.0%	n/a		n/a
TIMET Finance Management Company.	222,100	(4)	*	2,122,339	(4)	1.9%
Valhi Holding Company	-0-	(4)	-0-	104,677,716	(4)	92.6%
Kronos Worldwide	2,000	(4)	*	n/a	(3)	n/a
Contran Corporation	-0-	(4)	-0-	392,762	(4)(5)	*
Harold Simmons Foundation, Inc	-0-	(4)	-0-	827,300	(4)	*
The Combined Master Retirement Trust	-0-	(4)	-0-	115,000	(4)	*
Annette C. Simmons	404,391	(4)	*	265,338	(4)	*
The Annette Simmons Grandchildren's Trust	-0-	(4)	-0-	29,300	(4)	*
	42,068,076		86.4%	108,851,148		96.3%
Keith R. Coogan	0		-0-	-0-		-0-
Cecil H. Moore, Jr.	7,500	(4)	*	-0-	(4)	-0-
George E. Poston	-0-		-0-	-0-		-0-
Glenn R. Simmons	5,500	(4)	*	17,410	(4)(6)	*
R. Gerald Turner	1,139		*	2,099		*
Steven L. Watson	15,500	(4)	*	28,746	(4)	*
Douglas C. Weaver	4,000		*	0		-0-
Ulfert Fiand	0		-0-	0		-0-
Gregory M. Swalwell	0	(4)	-0-	1,166	(4)	*
All our directors and executive officers as a group (19 persons)	42,101,715	(4)	86.5%	108,900,569	(4)(5)(6)	96.3%

* Less than 1%.

(1) Except as otherwise noted, the listed entities, individuals or group have sole investment power and sole voting power as to all shares set forth opposite their names.

(2) The percentages are based on 48,662,884 shares of NL common stock outstanding as of the record date.

(3) The percentages are based on 113,036,483 shares of Valhi common stock outstanding as of the record date. NL, one of its subsidiaries and we directly hold 3,604,790, 1,186,200 and 574,972 shares of Valhi common

stock, respectively. Since NL and we are majority owned subsidiaries of Valhi and pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL, its subsidiary and we hold as treasury stock for voting purposes. For the purposes of calculating the percentage ownership of the outstanding shares of Valhi common stock as of the record date in this proxy statement, such shares are not deemed outstanding.

(4) See footnote 4 to the Ownership of Kronos Worldwide Table above for a description of certain relationships among the individuals, entities or groups appearing in this table. All of our directors or executive officers who are also directors or executive officers of Contran or any of its affiliated entities disclaim beneficial ownership of the shares of NL or Valhi common stock that such entities directly or indirectly own.

Other than the shares he holds directly, Harold C. Simmons disclaims beneficial ownership of any and all shares that his wife, Annette C. Simmons, directly or indirectly owns. Mrs. Simmons disclaims beneficial ownership of all shares she does not own directly.

See footnote 4 to the Ownership of Kronos Worldwide Table for additional disclosure regarding pledged shares and shares held in margin accounts.

(5) Includes 366,847 shares of Valhi common stock that the CDCT holds directly. Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

(6) The shares of Valhi common stock shown as beneficially owned by Glenn R. Simmons include 1,100 shares his wife holds in her retirement accounts, of which shares he disclaims beneficial ownership.

PROPOSAL 1
ELECTION OF DIRECTORS

Our bylaws provide that the board of directors shall consist of one or more members as determined by our board of directors or stockholders. The board of directors has currently set the number of directors at seven and recommends the seven director nominees named in this proxy statement for election at our 2012 annual stockholder meeting. The directors elected at the meeting will hold office until our 2013 annual stockholder meeting and until their successors are duly elected and qualified or their earlier removal or resignation.

All of the nominees are currently members of our board of directors whose terms will expire at the 2012 annual meeting. All of the nominees have agreed to serve if elected. If any nominee is not available for election at the meeting, your shares will be voted FOR an alternate nominee to be selected by the board of directors, unless you withhold authority to vote for such unavailable nominee. The board of directors believes that all of its nominees will be available for election at the meeting and will serve if elected.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE ELECTION OF EACH OF THE FOLLOWING NOMINEES FOR DIRECTOR.

Nominees for Director. All of our nominees have extensive senior management and policy-making experience. Each of the nominees has served on our board of directors for at least seven years and is knowledgeable about our business. Each of our independent directors is financially literate. The board of directors considered each nominee's specific business experiences described in the biographical information provided below in determining whether to nominate him for election as a director.

Keith R. Coogan, age 59, has served on our board of directors since 2004. Since 2010, Mr. Coogan has been a director of Softchoice Corporation, a Canadian corporation whose common stock is traded on the Toronto Stock Exchange, that is a business-to-business direct marketer in North America of technology products and solutions. He is also on the audit committee and compensation committee of Softchoice. From 2007 to 2009, Mr. Coogan served as president and chief executive officer of Pomeroy IT Solutions, Inc., an information technology services and solutions provider. From 2002 to 2006, Mr. Coogan served as chief executive officer of Software Spectrum, Inc., a global business-to-business software services provider that Level 3 Communications, Inc. sold to Insight Enterprises Inc. in 2006. From 1991 to 2002, Software Spectrum was a publicly held corporation. From 1990 to 2002, he served in various other executive officer positions with Software Spectrum, including vice president of finance and operations and chief operating officer. He also has served as a director of TIMET since prior to 2007. He is a member of TIMET's audit committee, management development and compensation committee and nominations committee. Mr. Coogan was a director of Software Spectrum from 1998 to 2006, Pomeroy from 2007 to 2009, CompX from 2002 to 2006 and Keystone from 2003 to 2005. Mr. Coogan is a member of our audit committee and our management development and compensation committee.

Mr. Coogan has over seven years of experience on our board of directors and audit committee and six years of experience on our management development and compensation committee. He also has senior executive, operating, corporate governance, finance and financial accounting experience from other publicly and privately held entities for which he currently serves or formerly served.

Cecil H. Moore, Jr., age 72, has served on our board of directors since 2003. Mr. Moore is currently a private investor and retired from KPMG LLP in 2000 after 37 years in which he served in various capacities with the public accounting firm. Among other positions, he served as managing partner of the firm's Dallas, Texas office from 1990 to 1999. Prior to 1990, Mr. Moore was partner-in-charge of the audit and accounting practice of the firm's Dallas, Texas office for 12 years. Since June 2011, he has served as a director and chairman of the audit committee of Digital Generation, Inc., a publicly held provider of digital technology services to media outlets. From 2003 until 2009, Mr. Moore served as a director and chairman of the audit committee of Perot Systems Corporation, a worldwide provider of information technology services and business solutions. Perot Systems became privately held upon its acquisition by Dell, Inc. in 2009. Since prior to 2007, he has served as a director and on the audit committee of NL. He is the chairman of our audit committee.

Mr. Moore has over eight years of experience on our board of directors and audit committee. He also has senior executive, operating, corporate governance, finance, financial accounting and auditing experience from one of the largest independent international public accounting firms and from other publicly held entities for which he currently serves or formerly served.

George E. Poston, age 76, has served on our board of directors since 2003. He has been president of Poston Real Estate Co., a privately held commercial real estate investment company, and president of Poston Capital Co., a privately held investment company, since 1970. Mr. Poston is a member of our audit committee and management development and compensation committee.

Mr. Poston has over eight years of experience on our board of directors, audit committee and management development and compensation committee. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from privately held real estate and investment companies.

Glenn R. Simmons, age 84, has served on our board of directors since 2003. Since prior to 2007, Mr. Simmons has been vice chairman of the board of Contran and Valhi and chairman of the board of CompX and Keystone. He also has served on the board of directors of NL and TIMET since prior to 2007. In 2004, Keystone filed a voluntary petition for reorganization under federal bankruptcy laws and emerged from the bankruptcy proceedings in 2005. Mr. Simmons has been an executive officer or director of various companies related to Contran and Valhi since 1969. He is a brother of Harold C. Simmons.

Mr. Simmons has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

Harold C. Simmons, age 80, has served as our chairman of the board since 2003. He served as our chief executive officer from 2003 to 2009. Since prior to 2007, Mr. Simmons has served as chairman of the board and chief executive officer of NL and chairman of the board of Contran and Valhi. He also has served as chairman of the board of TIMET since prior to 2007. Mr. Simmons has been an executive officer or director of various companies related to Contran and Valhi since 1961. He is a brother of Glenn R. Simmons.

Mr. Simmons has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

Dr. R. Gerald Turner, age 66, has served on our board of directors since 2003. He has served since 1995 as president of Southern Methodist University in Dallas, Texas. He held previous executive and administrative positions at the University of Mississippi, the University of Oklahoma and Pepperdine University. He has served on the board of directors of J.C. Penney Company, Inc. since 1995 and since 2001 as a trustee of the American Beacon Funds, American Beacon Master Trust, American Beacon Mileage Funds and American Beacon Select Funds, each a registered management investment company. Dr. Turner is a member of our audit committee and chairman of our management development and compensation committee.

Dr. Turner has over eight years of experience on our board of directors, audit committee and management development and compensation committee. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from a large, non-profit, private educational institution for which he currently serves and from other publicly held entities for which he currently serves or formerly served.

Steven L. Watson, age 61, has served as our chief executive officer since 2009, our vice chairman of the board since 2004 and on our board of directors since 2003. Since prior to 2007, Mr. Watson has been president and a director of Contran and president, chief executive officer and a director of Valhi. He has also served as TIMET's vice chairman of the board since prior to 2007 and its chief executive officer from prior to 2007 to 2009. Mr. Watson has served as a director of CompX, Keystone and NL since prior to 2007. He has served as an executive officer or director of various companies related to Contran and Valhi since 1980.

Mr. Watson has a long and extensive experience with our business. He also has senior executive, operating, corporate governance, finance and financial accounting oversight experience from other publicly and privately held entities affiliated with us for which he currently serves or formerly served.

EXECUTIVE OFFICERS

Set forth below is certain information relating to our executive officers. Each executive officer serves at the pleasure of the board of directors. Biographical information with respect to Harold C. Simmons and Steven L. Watson is set forth under the Nominees for Director subsection above.

Name	Age	Position(s)
Harold C. Simmons........	80	Chairman of the Board
Steven L. Watson	61	Vice Chairman of the Board and Chief Executive Officer
Douglas C. Weaver	70	Chairman of the Executive Management Committee
Ulfert Fiand	63	Vice Chairman of the Executive Management Committee and Chief Technology Officer
H. Joseph Maas	60	President, Sales and Marketing
Klemens Schlüter	56	President, Manufacturing
Robert D. Graham	56	Executive Vice President and General Counsel
Gregory M. Swalwell	55	Executive Vice President and Chief Financial Officer
Brian W. Christian	33	Vice President, Strategic Business Development
Tim C. Hafer	50	Vice President and Controller
Janet G. Keckeisen.........	56	Vice President, Investor Relations
A. Andrew R. Louis.	51	Vice President and Secretary
Kelly D. Luttmer.	48	Vice President and Global Tax Director
John A. St. Wrba.	55	Vice President and Treasurer

Douglas C. Weaver has served as the chairman of our executive management committee that assists our chief executive officer in managing our operations since 2009 and has served as our senior vice president, development since 2003. Mr. Weaver served as our vice president, development from 1998 to 2003. Prior to that, Mr. Weaver served in various manufacturing, engineering and planning capacities with NL since joining NL in 1973.

Dr. Ulfert Fiand has served as vice chairman of our executive management committee that assists our chief executive officer in managing our operations and as our chief technology officer since 2009. He previously served as our president, manufacturing and technology since 2004 and our senior vice president, manufacturing and technology in 2004 and prior years. Since 2009, he has served as chief technology officer of KII and from prior to 2004 to 2009 he served as its president, manufacturing and technology. Dr. Fiand joined KII in 1988, and previously served as group leader and director of chloride process technology, director of process technology and vice president of production & process technology.

Robert D. Graham has served as our executive vice president and general counsel since 2009 and our vice president and general counsel from 2003 to 2009. He also has served as NL's vice president and general counsel and TIMET's executive vice president since prior to 2007 and CompX's executive vice president since 2010. He has served as vice president of Contran and Valhi since 2002.

Gregory M. Swalwell has served as our executive vice president and chief financial officer since 2009 and our vice president and chief financial officer from 2004 to 2009. Since prior to 2007, he also has served as vice president, finance and chief financial officer of NL, vice president of TIMET and vice president and controller of Contran and Valhi. Mr. Swalwell has served in accounting and financial positions with various companies related to Contran and Valhi since 1988.

H. Joseph Maas has served as our president, sales and marketing since 2004 and served as our senior vice president, sales and marketing from 2003 to 2004. From 1985 to 2003, Mr. Maas served as our director of marketing and later as our vice president of marketing. From 1978 to 2003, Mr. Maas held several positions in commercial development, marketing and planning for various divisions of NL (Rheox and Spencer Kellogg).

Klemens Schlüter has served as our president, manufacturing since 2009. Since 2009, he has served as president, manufacturing of KII and from prior to 2006 to 2009 he served as its vice president-manufacturing. Mr.

Schlüter has served in various engineering positions of increasing responsibility with KII. He joined KII in 1996 as director of corporate engineering.

Brian W. Christian has served as our vice president, strategic business development since May 2011. He served as our manager of strategic and financial planning from 2009 to 2011. He has also served as manager of strategic and financial planning for Contran and Keystone since 2006.

Tim C. Hafer has served as our and NL's vice president and controller since 2006. Mr. Hafer has served in financial accounting positions with various companies related to Contran and Valhi since 1999.

Janet G. Keckeisen has served as our vice president, investor relations since May 2011. She served as director, business processes of TIMET from 2007 to 2011. From 2006 to 2007 she served as corporate controller of Insight Enterprises, Inc, a publicly held, technology provider of hardware, software and service solutions to businesses and governments.

A. Andrew R. Louis has served as vice president and secretary of us, CompX, NL and Valhi since May 2011. He served as secretary of us, CompX, Contran, NL and Valhi since prior to 2007 to 2011. He served as secretary of TIMET from prior to 2007 to 2008. Mr. Louis has served as legal counsel of various companies related to us and Contran since 1995.

Kelly D. Luttmer has served as our vice president and global tax director since May 2011. She served as our vice president and tax director from 2004 to May 2011. She also has served as vice president and global tax director of CompX, Contran, Keystone, NL, TIMET and Valhi since May 2011. Previously, she served as vice president and tax director of CompX, Contran, NL, TIMET and Valhi from prior to 2007 to May 2011 and of Keystone from 2010 to May 2011. Ms. Luttmer has served in tax accounting positions with various companies related to Contran and Valhi since 1989.

John A. St. Wrba has served as our vice president and treasurer since 2004. He has served as vice president and treasurer of CompX since May 2011. Since prior to 2007, he has also served as vice president and treasurer of Contran, NL, TIMET and Valhi.

CORPORATE GOVERNANCE

Controlled Company Status, Director Independence and Committees. Because of Valhi's direct and indirect ownership of approximately 80.4% of the outstanding shares of our common stock, we are considered a controlled company under the listing standards of the NYSE. Pursuant to the listing standards, a controlled company may choose not to have a majority of independent directors, independent compensation, nominations or corporate governance committees or charters for these committees. We have chosen not to have an independent nominations or corporate governance committee or charters for these committees. Our board of directors believes that the full board of directors best represents the interests of all of our stockholders and that it is appropriate for all matters that would otherwise be considered by a nominations, corporate governance or risk oversight committee to be considered and acted upon by the full board of directors. Applying the NYSE director independence standards without any additional categorical standards, our board of directors has determined that Keith R. Coogan, Cecil H. Moore, Jr., George E. Poston and R. Gerald Turner are independent and have no material relationship with us other than serving as our directors. While the members of our management development and compensation committee currently satisfy the independence requirements of the NYSE, we have chosen not to satisfy all of the NYSE corporate governance standards for a compensation committee.

In determining that Dr. Turner has no material relationship with us other than serving as our director, the board of directors considered the following relationship:

- in 2007, Harold C. and Annette C. Simmons made a commitment to donate $20 million to Southern Methodist University, of which Dr. Turner is the president;
- pursuant to the commitment they contributed, or caused to be contributed, approximately $7.7 million in each of 2008 and 2009 and $5.0 million in 2010; and

- $7.7 million is less than 2.0% of SMU's consolidated gross revenues and SMU's consolidated gross revenues net of scholarship allowances for each fiscal year in which they made a contribution to SMU.

2011 Meetings and Standing Committees of the Board of Directors. The board of directors held four meetings and took action by written consent on three occasions in 2011. Each director participated in at least 75% of such meetings and of the 2011 meetings of the committees on which he served at the time. It is expected that each director will attend our annual meeting of stockholders, which is held immediately before the annual meeting of the board of directors. All of our directors attended our 2011 annual stockholder meeting.

The board of directors has established and delegated authority to two standing committees, which are described below. The board of directors is expected to elect the members of the standing committees at the board of directors annual meeting immediately following the annual stockholder meeting. The board of directors from time to time may establish other committees to assist it in the discharge of its responsibilities.

Audit Committee. Our audit committee assists with the board of directors' oversight responsibilities relating to our financial accounting and reporting processes and auditing processes. The purpose, authority, resources and responsibilities of our audit committee are more specifically set forth in its charter. Applying the requirements of the NYSE corporate governance standards (without additional categorical standards) and SEC regulations, as applicable, the board of directors has determined that:

- each member of our audit committee is independent, financially literate and has no material relationship with us other than serving as our director; and

- Mr. Cecil H. Moore, Jr. is an "audit committee financial expert."

No member of our audit committee serves on more than three public company audit committees. For further information on the role of our audit committee, see the Audit Committee Report in this proxy statement. The current members of our audit committee are Cecil H. Moore, Jr. (chairman), Keith R. Coogan, George E. Poston and R. Gerald Turner. Our audit committee held seven meetings in 2011.

Management Development and Compensation Committee. The principal responsibilities of our management development and compensation committee are:

- to recommend to the board of directors whether or not to approve any proposed charge to us or any of our privately held subsidiaries pursuant to our ISA with Contran;

- to review certain matters regarding our employee benefit plans or programs, including discretionary incentive bonuses and salaries we pay;

- to review, approve, administer and grant awards under our equity compensation plan; and

- to review and administer such other compensation matters as the board of directors may direct from time to time.

As discussed above, the board of directors has determined that each member of our management development and compensation committee is independent by applying the NYSE director independence standards (without additional categorical standards). In certain instances under our 2003 Long-Term Incentive Plan, a plan allowing for grants of cash or equity performance awards, the management development and compensation committee may delegate its authority to administer this plan to certain individuals, which delegation authority the committee has not utilized. With respect to the role of our executive officers in determining or recommending the amount or form of executive compensation, see the Compensation Discussion and Analysis section of this proxy statement. With respect to director compensation, our executive officers make recommendations on such compensation directly to our board of directors for its consideration without involving the management development and compensation committee. The current members of our management development and compensation committee are R. Gerald Turner (chairman), Keith R. Coogan and George E. Poston. Our management development and compensation committee held one meeting in 2011.

Risk Oversight. Our board of directors oversees the actions we take in managing our material risks. Our management is responsible for our day-to-day management of risk. The board's oversight of our material risks is undertaken through, among other things, various reports and assessments that management presents to the board and the related board discussions. The board has delegated some of its primary risk oversight to our audit committee and management development and compensation committee. Our audit committee annually receives management's reports and assessments on, among other things, the risk of fraud, certain material business risks and a ranking of such material business risks and on our insurance program. The audit committee also receives reports from our independent registered public accounting firm regarding, among other things, financial risks and the risk of fraud. Our management development and compensation committee receives management's assessments on the likelihood that our compensation policies and practices could have a material adverse effect on us, as more fully described in the Compensation Policies and Practices as They Relate to Risk Management section of this proxy statement. The audit committee and management development and compensation committee report to the board of directors about their meetings. We believe the leadership structure of the board of directors is appropriate for our risk oversight.

Identifying and Evaluating Director Nominees. Historically, our management has recommended director nominees to the board of directors. As stated in our corporate governance guidelines:

- our board of directors has no specific minimum qualifications for director nominees;
- each nominee should possess the necessary business background, skills and expertise at the policy-making level and a willingness to devote the required time to the duties and responsibilities of membership on the board of directors; and
- the board of directors believes that experience as our director is a valuable asset and that directors who have served on the board for an extended period of time are able to provide important insight into our operations and future.

In identifying, evaluating and determining our director nominees, the board of directors follows such corporate governance guidelines. The board also considers the nominee's ability to satisfy the need, if any, for required expertise on the board of directors or one of its committees. While we do not have any policy regarding the diversity of our nominees, the board does consider the diversity in the background, skills and expertise at the policy making level of our director nominees, and as a result our board believes our director nominees do possess a diverse range of senior management experience that aids the board in fulfilling its responsibilities. The board of directors believes its procedures for identifying and evaluating director nominees are appropriate for a controlled company under the NYSE corporate governance standards.

Leadership Structure of the Board of Directors and Independent Director Meetings. As discussed before, Harold C. Simmons serves as our chairman of the board and Steven L. Watson serves as our chief executive officer. Pursuant to our amended and restated corporate governance guidelines, our independent directors are entitled to meet on a regular basis throughout the year, and will meet at least once annually, without the participation of our other directors who are not independent. While we do not have a lead independent director, the chairman of our audit committee presides at all of the meetings of our independent directors. The board of directors believes our leadership structure is appropriate for a controlled company under the NYSE corporate governance standards. The board of directors believes our leadership structure is appropriate because the board recognizes that while there is no single organizational structure that is ideal in all circumstances, the board believes that having different individuals serve as our chairman of the board and as our chief executive officer provides an appropriate breadth of experience and perspective that effectively facilitates the formulation of our long-term strategic direction and business plans. In addition, the board of directors believes that since Harold C. Simmons and persons and entities related to him own, in the aggregate, a majority of our outstanding stock, his service as our chairman of the board is beneficial in providing strategic leadership for us since there is a commonality of interest that is closely aligned in building long-term stockholder value for all of our stockholders. In 2011, we complied with the NYSE requirements for meetings of our independent directors.

Stockholder Proposals and Director Nominations for the 2013 Annual Meeting of Stockholders. Stockholders may submit proposals on matters appropriate for stockholder action at our annual stockholder meetings, consistent with rules adopted by the SEC. We must receive such proposals not later than November 30, 2012 to be considered for inclusion in the proxy statement and form of proxy card relating to our annual meeting of stockholders in 2013. Our bylaws require that the proposal must set forth a brief description of the proposal, the name and address of the proposing stockholder as they appear in our records, the number of shares of our common stock the stockholder holds and any material interest the stockholder has in the proposal.

The board of directors will consider the director nominee recommendations of our stockholders in accordance with the process discussed above. Our bylaws require that a nomination set forth the name and address of the nominating stockholder, a representation that the stockholder will be a stockholder of record entitled to vote at the annual stockholder meeting and intends to appear in person or by proxy at the meeting to nominate the nominee, a description of all arrangements or understandings between the stockholder and the nominee (or other persons pursuant to which the nomination is to be made), such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC and the consent of the nominee to serve as a director if elected.

For proposals or director nominations to be brought at the 2013 annual meeting of stockholders but not included in the proxy statement for such meeting, our bylaws require that the proposal or nomination must be delivered or mailed to our principal executive offices in most cases no later than February 13, 2013. Proposals and nominations should be addressed to our corporate secretary at Kronos Worldwide, Inc., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.

Communications with Directors. Stockholders and other interested parties who wish to communicate with the board of directors or its independent directors may do so through the following procedures. Such communications not involving complaints or concerns regarding accounting, internal accounting controls and auditing matters related to us may be sent to the attention of our corporate secretary at Kronos Worldwide Inc., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. Provided that any such communication relates to our business or affairs and is within the function of our board of directors or its committees, and does not relate to insignificant or inappropriate matters, such communication, or a summary of such communication, will be forwarded to the chairman of our audit committee, who also serves as the presiding director of our independent director meetings.

Complaints or concerns regarding accounting, internal accounting controls and auditing matters, which may be made anonymously, should be sent to the attention of our general counsel with a copy to our chief financial officer at the same address as our corporate secretary. These complaints or concerns will be forwarded to the chairman of our audit committee. We will investigate and keep these complaints or concerns confidential and anonymous, to the extent feasible, subject to applicable law. Information contained in such a complaint or concern may be summarized, abstracted and aggregated for purposes of analysis and investigation.

Compensation Committee Interlocks and Insider Participation. As discussed above, for 2011 the management development and compensation committee was composed of R. Gerald Turner, Keith R. Coogan and George E. Poston. No member of the committee:

- was an officer or employee of ours during 2011 or any prior year;
- had any related party relationships with us that requires disclosure under applicable SEC rules; or
- had any interlock relationships under applicable SEC rules.

For 2011, no executive officer of ours had any interlock relationships within the scope of the intent of applicable SEC rules. However, our chairman of the board and vice chairman of the board are on the board of directors of Contran and Contran employs each of them and Glenn R. Simmons, who each serve as one of our directors.

Code of Business Conduct and Ethics. We have adopted a code of business conduct and ethics. The code applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller. Only the board of directors may amend the code. Only our audit committee or other committee of the board of directors with specifically delegated authority may grant a waiver of this code. We will disclose amendments to or waivers of the code as required by law and the applicable rules of the NYSE. In February 2012, our board of directors made non-substantive amendments to the code.

Corporate Governance Guidelines. We have adopted corporate governance guidelines to assist the board of directors in exercising its responsibilities. Among other things, the corporate governance guidelines provide for director qualifications, for independence standards and responsibilities, for approval procedures for ISAs and that our audit committee chairman preside at all meetings of the independent directors.

Availability of Corporate Governance Documents. A copy of each of our audit committee charter, code of business conduct and ethics and corporate governance guidelines is available on our website at *www.kronosww.com* under the corporate governance section.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS AND OTHER INFORMATION

Compensation Discussion and Analysis. This compensation discussion and analysis describes the key principles and factors underlying our executive compensation policies for our named executive officers. We employed two of our named executive officers in each of the last three years. The rest of our named executive officers who provided their services to us in the last three years under our ISA with Contran were employed and compensated directly by Contran. As defined in the Glossary of Terms at the beginning of this proxy statement, the phrase "named executive officers" refers to the five persons whose compensation is summarized in the 2011 Summary Compensation Table in this proxy statement. Such phrase is not intended, and does not, refer to all of our executive officers.

As defined in the Glossary of Terms at the beginning of this proxy statement, the phrase "named executive officers" refers to the five persons whose compensation is summarized in the 2011 Summary Compensation Table in this proxy statement. Such phrase is not intended to, and does not, refer to all of our executive officers.

Nonbinding Advisory Stockholder Vote on Executive Officer Compensation. For the 2011 annual meeting of stockholders, we submitted a nonbinding advisory proposal recommending the stockholders adopt a resolution approving the compensation of our named executive officers as disclosed in the 2011 proxy statement. At the annual meeting, the resolution received the affirmative vote of 94.5% of the eligible votes. We considered the favorable result and determined not to make any material changes to our compensation practices.

Compensation of our Named Executive Officers Employed by Us. In each of the last three years, we employed the following named executive officers:

Name	Position(s)
Douglas C. Weaver	Chairman of the Executive Management Committee
Ulfert Fiand	Vice Chairman of the Executive Management Committee and Chief Technology Officer

Overview. Prior to 2009, we decided to forego long-term compensation (other than defined benefit and contribution retirement plans), and implemented a compensation program that is primarily cash-based, with minimal perquisites. Our objectives for the primarily cash-based compensation program as it relates to our named executive officers employed by us are to:

- have a total individual compensation package that is easy to understand; and
- achieve a balanced compensation package that would attract and retain highly qualified executive officers and appropriately reflect each such officer's individual performance, contributions and general market value.

As a result, annual compensation for our named executive officers employed by us primarily consists of base salaries and discretionary bonuses.

For each of the last three years, we considered our financial performance as one factor, without any specific weighting of this factor, in determining the compensation to be paid to our named executive officers employed by us. We determined the amount of each component of such compensation solely in our collective business judgment and experience, without performing any independent market research. We have not entered into any written employment agreements with our employed named executive officers other than for Dr. Fiand. Pursuant to European law, we provide all our employees in Europe, including Dr. Fiand, with written documentation of the essential aspects of their employment relationship with us including their base compensation, notice periods and pension program.

Base Salaries. We have established the annual base salaries for our employed named executive officers on a position-by-position basis based on responsibility and experience. We pay this portion of each of our employed named executive officer's compensation to provide him with a reliable amount of compensation for the year, subject to his continued at-will employment and satisfactory performance for his services at the level of his responsibilities. Based on the recommendation of our chief financial officer, our chief executive officer approved any annual adjustments to the salaries of our employed named executive officers. These salary adjustments were subsequently reported to our management development and compensation committee. All of these recommendations and the determinations are based on:

- our evaluations of the past year annual base-salary amounts with adjustments made as a result of our past and expected future financial performance, inflation, past and potential future individual performance and contributions or alternative career opportunities that might be available to our named executive officers employed by us, although we do not have any specific formula for applying these factors; and

- our collective business judgment and experience, without performing any independent market research.

In the fourth quarter of 2009, our chief executive officer approved an increase in Mr. Weaver's salary due to a significant increase in his responsibilities. Salary increases implemented in 2010 and 2011, including those for our employed named executive officers, reflected the factors indicated above as well as the 2010 increase in Mr. Weaver's responsibilities.

We did not utilize any specific measure of, or formula based upon, our financial performance in determining the amount of these increases. We do consider our financial performance as one factor, without any specific weighting of this factor, in determining these increases. These salaries for our named executive officers employed by us are disclosed in their salary column in the 2011 Summary Compensation Table in this proxy statement.

Discretionary Incentive Bonuses. For each of the last three years, after considering all relevant factors, and based on the recommendation of our chief financial officer, our chief executive officer approved the payment of discretionary incentive bonuses in cash to our key employees, including each of our employed named executive officers. We paid these bonuses in order to, among other things, reward each key employee for his performance for the applicable year and motivate him to achieve higher levels of performance in attaining our corporate goals. In considering whether it would be appropriate to pay discretionary incentive bonuses for the applicable year, and in what amounts, our chief executive officer performed a discretionary evaluation of all relevant factors, such as our actual results achieved in that year, our financial condition and liquidity and the responsibility, performance, attitude and potential of each of our key employees, including our employed named executive officers.

Prior to the payment of any discretionary bonuses to our key employees, including our employed named executive officers, our management development and compensation committee receives a report from management regarding its plans for such bonus payments.

In determining the amount of the discretionary incentive bonuses for each of the last three years paid to our employed named executive officers, we did not utilize any specific overall performance measures or any specific measure of, or formula based upon, our financial results. As already discussed, however, we did consider our overall financial performance as one factor in determining to pay such bonuses. Additionally, we used no specific weighting of factors in the determination of the applicable year's discretionary incentive bonuses paid to our key employees, including our named executive officers employed by us. These discretionary incentive bonuses for the last three years for our named executive officers employed by us are disclosed in their bonus column in the 2011 Summary Compensation Table in this proxy statement.

Defined Benefit Plans. Historically, we offered pension plan benefits to our employees, including our employed named executive officers. However, to reduce our pension liabilities and promote retirement savings through defined contribution plans or as similar a plan as foreign jurisdictions may allow:

- in 1996, we suspended all future accruals under our domestic pension plan and closed the plan to new participants; and

- we closed participation in the Bayer Pensionskasse defined benefit pension plan to employees hired by our German operations on or after January 1, 2005.

Mr. Weaver participates in the domestic pension plan. Dr. Fiand participates in the Bayer Pensionskasse and is the only employed named executive officer who participates in a pension plan that continues to accrue benefits on behalf of its participants. The increase or decrease for financial statement reporting purposes in the actuarial present value of accumulated pension benefits under these plans for Dr. Fiand and for Mr. Weaver for each of the last three years is disclosed in their change in pension value and nonqualified deferred compensation earnings column in the 2011 Summary Compensation Table for the applicable year.

Historically, we offered non-qualified, unfunded, defined benefit supplemental retirement plans to our executive officers to compensate them for certain income restrictions that affected their participation level under our pension plans. Prior to 2009, we terminated these supplemental retirement plans for our domestic employees. Currently, Dr. Fiand is the only named executive officer that continues to accrue benefits under such a supplemental plan. Dr. Fiand's supplement defined benefit compensation is provided by the Supplemental Pension Promise and the Individual Pension Promise provided by our German operations. The increase or decrease for financial statement reporting purposes in the actuarial present value of Dr. Fiand's accumulated benefit under these supplemental plans for each of the last three years is disclosed in his change in pension value and nonqualified deferred compensation earnings column (or related footnote) in the 2011 Summary Compensation Table for the applicable year.

See the Pension Benefits section in this proxy statement for descriptions of each of these plans and additional information regarding Dr. Fiand's and Mr. Weaver's benefits under them.

Defined Contribution Plans. To promote retirement savings for our employees, we pay annual contributions to our domestic employees, including one of our employed named executive officers, under our savings plan, which is a 401(k) defined contribution plan. Through 2010, our annual contributions to this plan consisted of three components: discretionary matching contributions, retirement contributions and transition contributions. We added the retirement and transition contribution features to the plan in 1996 when we terminated future accruals for our domestic employees under our defined benefit pension plan, as discussed above. Beginning in 2011, we eliminated the retirement contributions to our savings plan, and our annual contributions to the plan now only consist of discretionary matching contributions and transition contributions. Mr. Weaver is our only employed named executive officer who receives contributions to our savings plan.

For 2009, 2010 and 2011, and based upon the recommendation of our chief financial officer, our chief executive officer approved the payment of a discretionary matching contribution to each participant's account under our savings plan at 25%, 50% and 100%, respectively, of the participant's contributions for the plan year up to 8% of the participant's annual eligible compensation as defined in the plan. We considered our financial performance and the desire to motivate the participants to save for their retirement as two factors, without any specific weighting of any factors, in making this discretionary determination. In each of the last three years, our management development and compensation committee received a general report from management on the discretionary matching contribution for the prior year we paid under our savings plan. If we pay any discretionary matching contributions to the participants in our savings plan for 2012, the matching contributions will be determined on a similar discretionary basis as the last three years.

For each of three years, we also made transition contributions to our savings plan. The transition contributions are paid only with respect to current plan participants who were actively employed by us on April 1, 1996. The amount of such transition contributions are a function of each participant's compensation, age and years of service on April 1, 1996, and therefore each participant who receives the annual transition contributions has a different formula for determining the contribution. The formula for Mr. Weaver is 4.0% of his annual eligible compensation as defined in the plan. For 2009 and 2010, we also made retirement contributions to our savings plan. The amount of such retirement contributions was equal to 4% of the participant's annual eligible compensation as defined in the plan. Beginning in 2011, we eliminated the retirement contributions to our savings plan.

Mr. Weaver received all of these contributions discussed above for 2009, 2010 and 2011 under the savings plan. All of these contributions are included in his all other compensation column in the 2011 Summary Compensation Table in this proxy statement.

Equity-Based Compensation. Prior to 2009, we decided to forego the grant of any equity compensation to our employees, although we continue to grant annual awards of stock to our directors as a portion of their annual retainers, including our chairman of the board and chief executive officer. We also do not have any security ownership requirements or guidelines for our management or directors. We do not currently anticipate any equity-based compensation will be granted in 2012, other than the annual grants of stock to our directors, including our chairman of the board and chief executive officer. See the Director Compensation and the 2011 Grant of Plan-Based Awards sections in this proxy statement for a discussion of these annual grants and the method by which the amount of such stock awards are determined. The dollar amount of stock awards appearing in the 2011 Summary Compensation Table represents the value recognized for financial statement reporting purposes of shares of our common stock we granted to Messrs. Harold Simmons and Watson in each of the last three years for their director services.

Perquisites and Other Personal Benefits. In each of the last three years, we paid certain perquisites or other personal benefits to our named executive officers employed by us. For each of the last three years, we paid annual automobile expenses for Dr. Fiand and life insurance for our domestic named executive officers employed by us. The cost of these perquisites and other personal benefits for each of our employed named executive officers is included in his all other compensation column of the 2011 Summary Compensation Table.

Compensation of our Named Executive Officers Employed by Contran. For each of the last three years, we paid Contran a fee for services provided pursuant to our ISA with Contran, which fee was approved by our independent directors after receiving the recommendation of our management development and compensation committee and the concurrence of our chief financial officer. Such services provided under this ISA included the services of our named executive officers employed by Contran, and as a result a portion of the aggregate ISA fee we pay to Contran is paid with respect to the services provided to us by such named executive officers. Our named executive officers who provide services to us pursuant to our ISA with Contran are as follows:

Name	Positions with Kronos Worldwide
Harold C. Simmons	Chairman of the Board
Steven L. Watson	Vice Chairman of the Board and Chief Executive Officer
Gregory M. Swalwell	Executive Vice President and Chief Financial Officer

The nature of the duties of each of our executive officers who are employees of Contran is consistent with the duties normally associated with the officer titles and positions such officer holds with us. Each of these persons also serves as an executive officer of Contran.

The charge under this ISA reimburses Contran for its cost of employing the personnel who provide the services by allocating such cost to us based on the estimated percentage of time such personnel were expected to devote to us over the year. The amount of the fee we paid in each of the last three years under this ISA for a person who provided services to us represents, in management's view, the reasonable equivalent of "compensation" for such services. See the Intercorporate Services Agreements part of the Certain Relationships and Transactions section of this proxy statement for the aggregate amount we paid to Contran in 2011 under this ISA. Under the various ISAs among Contran and its subsidiaries and affiliates, we share the cost of the employment of our named executive officers employed by Contran with Contran and certain of its other publicly and privately held subsidiaries. For our named executive officers employed by Contran, the portion of the annual charge we paid for each of the last three years to Contran under this ISA attributable to each of their services is set forth in footnote 2 to the 2011 Summary Compensation Table in this proxy statement. Footnote 2 also sets forth the cash fees we paid to each of Messrs. Simmons and Watson for their director services, and footnote 3 sets forth the stock compensation we paid to each of Messrs. Simmons and Watson for their director services. The amount charged under the ISA and the cash director fees are not dependent upon our financial performance. As discussed further below, the amount charged under the ISA is based upon Contran's cost of employing or engaging the personnel who provide the services to us (including the services of our named executive officers employed by Contran) by allocating such cost to us based on the estimated percentage of time such personnel were expected to devote to us over the year. See the Director Compensation and the 2011 Grants of Plan-Based Awards sections in this proxy statement for a discussion of our director fees and the formulas by which they are determined.

We believe the cost of the services received under our ISA with Contran, after considering the quality of the services received, is fair to us and is no less favorable to us than we could otherwise obtain from an unrelated third party for comparable services, based solely on our collective business judgment and experience without performing any independent market research.

In the early part of each year, Contran's management, including certain of our named executive officers, estimates the percentage of time that each Contran employee, including certain of our named executive officers, is expected to devote in the upcoming year to Contran and its subsidiaries and affiliates, including us. Contran's management then allocates Contran's cost of employing each of its employees among Contran and its various subsidiaries and affiliates based on such estimated percentages. Contran's aggregate cost of employing each of its employees comprises:

- the annualized base salary of such employee at the beginning of the year;
- an estimate of the bonus Contran will pay or accrue for such employee (other than bonuses for specific matters) for the year, using as a reasonable approximation for such bonus the actual bonus that Contran paid or accrued for such employee in the prior year; and
- Contran's portion of the social security and medicare taxes on such base salary and an estimated overhead factor (24% for each of 2011 and 2010 as compared to 17% for 2009) applied to the base salary for the cost of medical and life insurance benefits, unemployment taxes, disability insurance, defined benefit and defined contribution plan benefits, professional education and licensing and costs of providing an office, equipment and supplies related to providing such services.

The overhead factor increased in 2010 as compared to 2009 primarily as a result of increased defined benefit pension plan costs resulting principally from changes in the funded status of Contran's defined benefit plan due to the negative overall impact of the global economic recession on the return on assets held by the plan. Contran's senior management subsequently made such adjustments to the details of the proposed ISA charge as they deemed necessary for accuracy, overall reasonableness and fairness to us.

In the first quarter of each year, the proposed charge for that year under our ISA with Contran was presented to our management development and compensation committee, and the committee considered whether to recommend that our board of directors approve the ISA charge. Among other things during such presentation, the committee was informed of:

- the quality of the services Contran provides to us, including the quality of the services certain of our executive officers provide to us;
- the $1.0 million charge to us for the services of Harold C. Simmons as our chairman of the board;
- the comparison of the ISA charge and number of full-time equivalent employees reflected in the charge by department for the prior year and proposed for the current year;
- the comparison of the prior year and proposed current year charges by department and in total and such amounts as a percentage of Contran's similarly calculated costs for its departments and in total for those years;
- the comparison of the prior year and proposed current year average hourly rate; and
- the concurrence of our chief financial officer as to the reasonableness of the proposed charge.

In determining whether to recommend that the board of directors approve the proposed ISA fee, the management development and compensation committee considers the three elements of Contran's cost of employing the personnel who provide services to us, including the cost of employing certain of our named executive officers, in the aggregate and not individually. After considering the information contained in such presentations, and following further discussion and review, our management development and compensation committee recommended that our board of directors approve the proposed ISA fee after concluding that:

- the cost to employ the additional personnel necessary to provide the quality of the services provided by Contran would exceed the proposed aggregate fee to be charged by Contran to us under our ISA with Contran; and

- the cost for such services would be no less favorable than could otherwise be obtained from an unrelated third party for comparable services.

In reaching its recommendation, our management development and compensation committee did not review:

- any ISA charge from Contran to any other publicly held parent or sister company, although such charge was separately reviewed by the management development and compensation committee of the applicable company; and

- the compensation policies of Contran or the amount of time our named executive officers employed by Contran are expected to devote to us because:
  - each of our named executive officers employed by Contran provides services to many companies related to Contran, including Contran itself;
  - the fee we pay to Contran under our ISA with Contran each year does not represent all of Contran's cost of employing each of such named executive officers;
  - Contran and these other companies related to Contran absorb the remaining amount of Contran's cost of employing each of such named executive officers; and
  - the members of our management development and compensation committee consider the other factors discussed above in determining whether to recommend that the proposed ISA fee for each year be approved by the full board of directors.

Based on the recommendation of our management development and compensation committee, as well as the concurrence of our chief financial officer, our independent directors approved the proposed annual ISA charge effective January 1, 2011, with our other directors abstaining.

For financial reporting and income tax purposes, the ISA fee is expensed as incurred on a quarterly basis. Contran has implemented a limit of $1.0 million on any individual's charge to a publicly held company in order to enhance the deductibility by the company of the charge for tax purposes under Section 162(m) of the Internal Revenue Code of 1986, if such section were to be deemed applicable. Section 162(m) generally disallows a tax deduction to publicly held companies for non-performance based compensation over $1.0 million paid to the company's chief executive officer and four other most highly compensated executive officers. Because of this policy, the portion of the aggregate ISA fee we paid to Contran in each of the last three years that was attributable to the services of Harold C. Simmons was limited to such $1.0 million amount.

Deductibility of Compensation. It is our general policy to structure the performance-based portion of the compensation of our executive officers, if any, in a manner that enhances our ability to deduct fully such compensation under Section 162(m) of the Internal Revenue Code.

Compensation Committee Report. The management development and compensation committee has reviewed with management the Compensation Discussion and Analysis section in this proxy statement. Based on the committee's review and a discussion with management, the committee recommended to the board of directors that our compensation discussion and analysis be included in this proxy statement.

The following individuals, in the capacities indicated, hereby submit the foregoing report.

R. Gerald Turner	**Keith R. Coogan**	**George E. Poston**
Chairman of our Management Development and Compensation Committee	*Member of our Management Development and Compensation Committee*	*Member of our Management Development and Compensation Committee*

Summary of Cash and Certain Other Compensation of Executive Officers. The 2011 Summary Compensation Table below provides information concerning compensation we and our subsidiaries paid or accrued for services rendered during the last three years by our chief executive officer, chief financial officer and each of the three other most highly compensated individuals (in certain instances, based on ISA charges to us) who were our executive officers at December 31, 2011. Messrs. Harold C. Simmons, Steven L. Watson and Gregory M. Swalwell were employees of Contran for the last three years and provided their services to us and our subsidiaries pursuant to our ISA with Contran. For a discussion of this ISA, see the Intercorporate Services Agreements part of the Certain Relationships and Transactions section of this proxy statement.

2011 SUMMARY COMPENSATION TABLE (1)

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Harold C. Simmons	2011	$ 1,025,500 (2)	$ -0-	$ 27,385 (3)	$ -0-	$ -0-	$ 1,052,885
Chairman of the Board	2010	1,024,000 (2)	-0-	17,780 (3)	-0-	-0-	1,041,780
	2009	1,023,000 (2)	-0-	11,880 (3)	-0-	-0-	1,034,880
Steven L. Watson........................	2011	1,006,500 (2)	-0-	27,385 (3)	-0-	-0-	1,033,885
Vice Chairman of the Board and	2010	1,016,500 (2)	-0-	17,780 (3)	-0-	-0-	1,034,280
Chief Executive Officer	2009	693,000 (2)	-0-	11,880 (3)	-0-	-0-	704,880
Douglas C. Weaver.....................	2011	531,250	550,000 (4)	-0-	58,479 (5)	35,150 (6)	1,174,879
Chairman of the Executive	2010	468,750	425,000 (4)	-0-	56,380 (5)	34,769 (6)	984,899
Management Committee	2009	257,625	150,000 (4)	-0-	35,632 (5)	29,392 (6)	472,649
Ulfert Fiand (7)...........................	2011	363,589	374,194 (4)	-0-	553 (8)	16,173 (9)	754,509
Vice Chairman of the Executive	2010	305,763	279,468 (4)	-0-	28,838 (8)	13,678 (9)	627,747
Management Committee and Chief Technology Officer	2009	310,664	139,310 (4)	-0-	24,069 (8)	14,318 (9)	488,361
Gregory M. Swalwell	2011	237,200 (2)	-0-	-0-	-0-	-0-	237,200
Executive Vice President and	2010	252,000 (2)	-0-	-0-	-0-	-0-	252,000
Chief Financial Officer	2009	272,400 (2)	-0-	-0-	-0-	-0-	272,400

(1) Certain non-applicable columns have been omitted from this table.

(2) The amounts shown in the 2011 Summary Compensation Table as salary for each of these named executive officers include the portion of the fees we paid pursuant to our ISA with Contran with respect to the services such officer rendered to us and our subsidiaries. The ISA charges disclosed for Contran employees who perform executive officer services to us and our subsidiaries are based on various factors described in the Compensation Discussion and Analysis section of this proxy statement. Our management development and compensation committee considers the factors described in the Compensation Discussion and Analysis section of this proxy statement in determining whether to recommend that our board of directors approve the aggregate proposed ISA fee with Contran. As discussed in the Compensation Discussion and Analysis section of this proxy statement, our management development and compensation committee does not consider any ISA charge from Contran to any other publicly held parent or sister company of ours, although such charge is separately reviewed by the management development and compensation committee of the applicable company. The amounts shown in the table as salary for Messrs. Simmons and Watson also include director cash compensation we paid to each of them for each of the last three years. The components of salary shown in the 2011 Summary Compensation Table for each of these named executive officers are as follows.

	2009	2010	2011
Harold C. Simmons			
Contran ISA Fee...	$ 1,000,000	$ 1,000,000	$ 1,000,000
Director Fees Earned or Paid in Cash	23,000	24,000	25,500
	$ 1,023,000	$ 1,024,000	$ 1,025,500

	2009	2010	2011
Steven L. Watson			
Contran ISA Fee	$ 670,000 (a)	$ 993,500 (a)	$ 980,000 (a)
Director Fees Earned or Paid in Cash	23,000	23,000	26,500
	$ 693,000	$ 1,016,500	$ 1,006,500
Gregory M. Swalwell			
Contran ISA Fee	$ 272,400 (a)	$ 252,000 (a)	$ 237,200 (a)

(a) Includes amounts allocated to KII under the ISA between us and Contran.

(3) Stock awards to these named executive officers in the last three years consisted of shares of our common stock we granted to Messrs. Simmons and Watson for their director services. See the 2011 Grants of Plan-Based Awards Table below for more details regarding the 2011 grants. The stock awards consisted of the following:

Shares of our Common Stock	Date of Grant	Closing Price on Date of Grant	Grant Date Value of Shares of our Common Stock
1,000	May 12, 2011	$27.385	$27.385
2,000	May 13, 2010	8.890	17.780
3,000	May 14, 2009	3.960	11.880

Our common stock share amounts and closing prices per share have been adjusted to give effect to our 2-for-1 common stock split distributed in the form of a dividend on May 20, 2011. These stock awards were valued at the closing price of a share of our common stock on the date of grant, consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(4) Represents a discretionary incentive bonus we paid to this named executive officer for 2009, 2010 and 2011. See our discussion of the discretionary bonuses in the Compensation Discussion and Analysis section of this proxy statement.

(5) Represents the change from December 31, 2008 to December 31, 2009 (for 2009), the change from December 31, 2009 to December 31, 2010 (for 2010) and the change from December 31, 2010 to December 31, 2011 (for 2011) in the actuarial present value of Mr. Weaver's accumulated benefit under our domestic pension plan. Mr. Weaver's pension benefits consist of a guaranteed annuity that he earned prior to 1987 and pension benefits earned subsequently. Based on his age, he is currently eligible to retire and receive his benefits under the plan without reducing his benefits for age, but under the terms of the plan he cannot start to receive his benefits until he actually retires. For purposes of calculating the change in the present value of his accumulated benefit under this plan from one year to the next, we assumed the following (actual benefits will be based on actual future facts and circumstances):

- his retirement at December 31, 2008, 2009, 2010 and 2011, respectively, since at each date he was eligible to retire without reducing his benefits at such dates;
- the commencement of the payments of his benefits under this plan at December 31, 2008, 2009, 2010 and 2011, respectively, since he is eligible to retire without reducing his benefits at such dates;
- the choice of a single life annuity as the method to receive payments under the plan commencing at December 31, 2008, 2009, 2010 and 2011, respectively;
- the choice of a life lump sum payment for his accrued pension benefits he earned from age 65 to December 31, 2008, 2009, 2010 and 2011, respectively, plus interest;
- payments continuing for his life expectancy derived from a mortality table; and
- discount rates for present value calculations at December 31, 2008, 2009, 2010 and 2011 of 6.1%, 5.7%, 5.1% and 4.2%, respectively, which rates are the same rates we used for financial statement reporting purposes in determining the present value of our aggregate accumulated benefits for all participants under this plan.

(6) As shown below, all other compensation for Mr. Weaver consisted of the following payments for his benefit:

- matching contributions pursuant to the savings feature of our savings plan;
- retirement contributions pursuant to our savings plan;
- transition payments paid pursuant to our savings plan; and
- life insurance premiums.

Named Executive Officer	Year	Savings Plan Match	Savings Plan Retirement Contributions	Savings Plan Transition Contributions	Life Insurance Premiums (a)	Total
Douglas C. Weaver.....	2011	$19,600	n/a	$9,800	$5,750	$35,150
	2010	$9,800	$9,800	$9,800	$5,369	$34,769
	2009	$4,900	$9,800	$9,800	$4,892	$29,392

(a) Under the terms of the life insurance policy provided by these premiums, Mr. Weaver was entitled to a cash surrender value of approximately $39,825 at December 31, 2011.

See the discussion of our savings plan contributions in the Compensation Discussion and Analysis section of this proxy statement.

(7) Dr. Fiand receives his compensation in euros. We report these amounts in the 2011 Summary Compensation Table above in U.S. dollars based on an annual average exchange rate of $1.4020, $1.3308, and $1.3931 per €1.00 for 2011, 2010 and 2009, respectively.

(8) These amounts represent the following changes in the actuarial present value of Dr. Fiand's accumulated benefit under the following plans for financial statement reporting purposes:

Year	Bayer Pensionskasse (a)	Supplemental Pension Promise (b)	Individual Pension Promise (c)	Total
2011	$ 1,991	$ 2,973	$(4,411)	$ 553
2010	10,177	18,489	172	28,838
2009	1,511	21,613	945	24,069

(a) A defined benefit pension plan for employees of our German operations.

(b) A non-qualified, unfunded defined benefit supplemental retirement plan for employees of our German operations that supplements their pension benefits.

(c) A non-qualified, unfunded defined benefit supplemental retirement plan for certain highly compensated employees of our German operations that also supplements their pension benefits.

For purposes of calculating these changes in the present value of Dr. Fiand's accumulated benefits, we assumed the following (actual benefits will be based on actual future facts and circumstances):

- his credited service and eligible earnings as of the measurement date for each fiscal year we used for financial statement reporting purposes for these plans would not change;
- his retirement at December 31, 2008, 2009, 2010 and 2011, respectively, since he is eligible to retire without reducing his benefits at such dates;
- the commencement of the payments of his benefits under these plans at December 31, 2008, 2009, 2010 and 2011, respectively, since he is eligible to retire without reducing his benefits at such dates;
- payments continuing for his life expectancy derived from a mortality table; and
- discount rates for present value calculations at December 31, 2008, 2009, 2010 and 2011 of 5.8%, 5.5%, 5.3% and 5.5% respectively, which rates are the same rates we used for financial statement reporting purposes in determining the present value of our aggregate accumulated benefits for all participants under these plans.

For more details regarding these pension plan benefits, see the Pension Benefits section of this proxy statement.

(9) Represents an annual car allowance we pay for the benefit of Dr. Fiand.

2011 Grants of Plan-Based Awards. The following table sets forth details of the stock awards we granted to certain of our named executive officers in 2011 for their services as directors. Other than such stock awards, and as already discussed, we did not pay any plan-based incentive compensation in 2011. Messrs. Fiand, Weaver and Swalwell were not eligible to receive any of our plan-based awards in 2011.

2011 GRANTS OF PLAN-BASED AWARDS (1)

Name	Grant Date	Date of Approval (2)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)(3)	Grant Date Fair Value of Stock and Option Awards (2)(3)
Harold C. Simmons	05/12/11	01/01/04	1,000	$27,385
Steven L. Watson.................	05/12/11	01/01/04	1,000	27,385

(1) Certain non-applicable columns have been omitted from this table.

(2) As preapproved in 2004 by our management development and compensation committee, on the day of each of our annual stockholder meetings each of our directors elected on that day receives a grant of shares of our common stock under our 2003 Long-Term Incentive Plan as determined by the following formula based on the closing price of a share of our common stock on the date of such meeting.

Range of Closing Price Per Share on the Date of Grant	Shares of Common Stock to Be Granted
Under $5.00	2,000
$5.00 to $9.99	1,500
$10.00 to $20.00	1,000
Over $20.00	500

These shares are fully vested and tradable immediately on their date of grant, other than restrictions under applicable securities laws. For the purposes of this table, we valued these stock awards at the $27.385 closing price per share of our common stock on their date of grant, consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718.

(3) As already disclosed, the number of shares granted and the closing price on the date of grant have been adjusted to give effect to our 2-for-1 common stock split we distributed in the form of a stock dividend on May 20, 2011.

No Outstanding Equity Awards at December 31, 2011. We have never granted any stock options to purchase shares of our common stock or shares of our common stock that were subject to vesting restrictions. At December 31, 2011, none of our named executive officers held any stock options exercisable for shares of common stock of our parent or subsidiary corporations or any of such shares subject to vesting restrictions.

Option Exercises and Stock Vested. The following table provides information with respect to the amount certain of our named executive officers realized in 2011 upon the exercise of their stock options exercisable for NL common stock. None of our named executive officers held shares of our stock or of our parent or subsidiary corporations that were subject to vesting restrictions in 2011. For stock awards granted in 2011 to Messrs. Harold C. Simmons and Steven L. Watson that had no vesting restrictions, see the 2011 Grants of Plan-Based Awards Table above.

2011 OPTION EXERCISES AND STOCK VESTED (1)

Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (2)
Douglas C. Weaver...	4,000	$8,980
Ulfert Fiand	1,200	1,878

(1) Certain non-applicable columns have been omitted from this table.

(2) These stock options exercisable for shares of NL common stock were granted to these named executive officers prior to our spin-off from NL in 2003. The value realized is based on the difference between the closing sale price per share of the underlying NL common stock on the day of the exercise and the exercise price per share.

Pension Benefits. Dr. Fiand and Mr. Weaver are the only named executive officers who are eligible for pension benefits for which we are obligated to pay. The following table sets forth, among other things, information regarding the actuarial present value of their accumulated pension benefits as of December 31, 2011.

2011 PENSION BENEFITS (1)

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit
Douglas C. Weaver	Retirement Program of NL Industries, Inc.	24	$ 532,100 (2)
Ulfert Fiand	Bayer Pensionskasse	24	$ 177,700 (3)
	Supplemental Pension Promise	24	356,900 (3)
	Individual Pension Promise	24	99,000 (3)
			$ 633,600 (3)

(1) Certain non-applicable columns have been omitted from this table.

(2) We froze the credited service of all participants under this pension plan, including Mr. Weaver, in 1996. For purposes of calculating the present value of Mr. Weaver's accumulated benefit, we assumed the following (actual benefits will be based on future facts and circumstances):

- his retirement at December 31, 2011, since he is eligible to retire without reducing his benefits at such date;
- the commencement of the payments of his benefits under these plans at December 31, 2011, since he is eligible to retire without reducing his benefits at such date;
- the choice of a single life annuity as the method to receive payments under the plan commencing at December 31, 2011;
- the choice of a life lump sum payment for his accrued pension benefits he earned from age 65 to December 31, 2011, plus interest;
- payments continuing for his life expectancy derived from a mortality table; and
- a discount rate for the present value calculation at December 31, 2011 of 4.2%, which rate is the same rate we used for financial statement reporting purposes in determining the present value of our aggregate accumulated benefits for all participants under this plan.

(3) Dr. Fiand will receive his pension and supplemental pension benefits in euros. We report these amounts in the table above in U.S. dollars based on an average exchange rate for 2011 of $1.4020 per €1.00. For purposes of calculating the present values of his accumulated benefits, we assumed the following (actual benefits will be based on future facts and circumstances):

- his credited service and eligible earnings as of December 31, 2011 (the last measurement date used for financial statement reporting purposes for these plans) would not change;
- his retirement at December 31, 2011 since he is eligible to retire without reducing his benefits at such date;
- the commencement of the payments of his benefits under these plans at December 31, 2011 since he is eligible to retire without reducing his benefits at such date;
- payments continuing for his life expectancy derived from a mortality table; and
- a discount rate for the present value calculation at December 31, 2011 of 5.5%, which rate is the same rate we used for financial statement reporting purposes in determining the present value of our aggregate accumulated benefits for all participants under these plans.

Bayer Pensionskasse, Supplemental Pension Promise and Individual Pension Promise. Employees of our German operations who have been employed since prior to January 1, 2005 are covered by the Bayer Pensionskasse. Each employee contributes 2% of eligible earnings excluding bonus, up to the social security contribution ceiling (currently €67,200) and the Bayer Pensionskasse provides an annual benefit of 44% of such employee's accumulated contributions (with a minimum benefit of approximately €13 per month). The purpose of this plan is to provide funded, tax-qualified benefits up to the German social security contribution ceiling.

The Supplemental Pension Promise also covers all employees of the German operations who have completed ten years of service. Our German operations accrue 11.25% of the participants' eligible annual earnings excluding bonus in excess of the social security contribution ceiling, up to a maximum of €117,000. The Supplemental Pension Promise provides an annual retirement benefit of 20% of all accruals made by our German operations. The purpose of this plan is to provide participants with a benefit in excess of what would be provided under the Bayer Pensionskasse due to the German social security contribution ceiling.

The Individual Pension Promise covers each of the sixteen department heads of our German operations. The Individual Pension Promise provides an annual retirement benefit of €6,135 to the sixteen department heads. The purpose of this plan is to provide certain of our more highly compensated German employees with a benefit in excess of what would be provided under the Bayer Pensionskasse and the Supplemental Pension Promise due to the combined ceiling of €117,000 of those plans.

Dr. Fiand is eligible to receive a pension through the Bayer Pensionskasse, the Supplemental Pension Promise and the Individual Pension Promise. Benefits for each of these plans are payable upon retirement and the attainment of ages specified in the plans. Because he is already over 60 years old, he is currently eligible to retire and receive full benefits under each of these three plans.

Domestic Defined Benefit Pension Plan. In 1996, we suspended all future accruals under our domestic defined benefit pension plan and closed the plan to new participants. The pension benefits are payable upon retirement and attainment of ages specified in the plan. Normal retirement is 65 years of age with five years of participation in the plan. However, participants can retire at age 62 with 30 years of service with unreduced benefits. After retirement, married participants, unless they choose otherwise with the consent of their spouse, receive a qualified joint and survivor annuity in exchange for a reduced benefit payout to the participant (as compared to the straight life annuity option). The purpose of this plan was to provide funded, tax-qualified benefits up to specified statutory limits on compensation and benefits. Generally, a participant's years of credited service under the plan equals the years he or she has worked for us. However, in certain instances, we adjusted such years of credited service on an ad hoc basis. Mr. Weaver is the only named executive officer who participates in this plan. He currently is eligible to retire and receive unreduced benefits under this plan (without any deviation from his actual service).

Nonqualified Deferred Compensation. We do not owe any nonqualified deferred compensation to our named executive officers.

Director Compensation. Our directors are entitled to receive compensation for their services as directors. Effective July 1, 2011, our board of directors increased the annual retainers paid to our directors and committee members. The table below reflects the annual rates of the retainers for 2011 before and after July 1, 2011 and the aggregate amount paid during 2011 at such annual rates.

	2011 First Six-Month Director Retainers		2011 Second Six-Month Director Retainers	
	Annual Rate	Paid	Annual Rate	Paid
Each director	$20,000	$10,000	$25,000	$12,500
Chairman of our audit committee and any member of our audit committee whom the board identified as an "audit committee financial expert" (provided that if one person served in both capacities only one such retainer was paid)	$20,000	$10,000	$30,000	$15,000
Other members of our audit committee	$10,000	$5,000	$15,000	$7,500
Members of our other committees	$2,000	$1,000	$5,000	$2,500

Additionally, our directors receive a fee of $1,000 per day for attendance at meetings of the board of directors or its committees and at a daily rate ($125 per hour) for other services rendered on behalf of our board of directors or its committees. If a director dies while serving on our board of directors, his designated beneficiary or estate will be entitled to receive a death benefit equal to the annual retainer then in effect. We reimburse our directors for reasonable expenses incurred in attending meetings and in the performance of other services rendered on behalf of our board of directors or its committees.

As discussed in footnote 2 to the 2011 Grants of Plan-Based Awards Table, on the day of each annual stockholder meeting, each of our directors elected on that date receives a grant of shares of our common stock as determined by the closing price of a share of our common stock on the date of such meeting. The following table provides information with respect to compensation certain of our directors earned for their 2011 director services provided to us.

2011 DIRECTOR COMPENSATION (1)

Name	Fees Earned or Paid in Cash (2)	Stock Awards (3)	Total
Keith R. Coogan	$45,500	$27,385	$72,885
Cecil H. Moore, Jr.	54,500	27,385	81,885
George E. Poston	45,500	27,385	72,885
Glenn R. Simmons	26,500	27,385	53,885
R. Gerald Turner	45,500	27,385	72,885

(1) Certain non-applicable columns have been omitted from this table. See footnotes 2 and 3 to the 2011 Summary Compensation Table and 2011 Grants of Plan-Based Awards Table in this proxy statement for compensation Harold C. Simmons and Steven L. Watson earned from us for director services.

(2) Represents cash retainers and meeting fees the director earned for director services he provided to us in 2011.

(3) Represents the value of 1,000 shares of our common stock we granted to each of these directors on May 12, 2011. For the purposes of this table, we valued these stock awards at the $27.385 closing price per share of such shares on their date of grant, consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718. The number of shares granted and the closing price on the date of grant have been adjusted to give effect to our 2-for-1 common stock split we distributed in the form of a stock dividend on May 20, 2011.

Compensation Policies and Practices as They Relate to Risk Management. We believe that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. In reaching this conclusion, we considered the following:

- other than stock grants to our directors, we do not grant equity awards to our employees, officers or other persons who provide services to us under our ISA with Contran, which mitigates taking excessive or inappropriate risk for short-term gain that might be rewarded by equity compensation;

- our executive officers employed by us are eligible to receive incentive bonus payments that are determined on a discretionary basis and do not guarantee the employee a particular level of bonus based on the achievement of a specified performance or financial target, which also mitigates taking excessive or inappropriate risk for short-term gain;

- beginning in 2011, our other key employees are eligible to receive bonuses determined in part on the achievement of specified performance or financial targets, but the chance of such employees undertaking actions with excessive or inappropriate risk for short-term gain in order to achieve such bonuses is mitigated because:

    - our executive officers employed by us who are responsible for setting the specified performance or financial targets are not eligible to receive bonuses based on the achievement of the targets, but instead are only eligible for the discretionary-based bonuses described above; and

  - there exist ceilings for these bonuses regardless of the actual level of our financial performance achieved;

- our officers and other persons who provide services to us under our ISA with Contran do not receive compensation from us directly and are employed by Contran, one of our parent corporations, which aligns such officers and persons with the long-term interests of our stockholders;

- since we are a controlled company, as previously discussed, management has a strong incentive to understand and perform in the long-term interests of our stockholders; and

- our experience is that our employees are appropriately motivated by our compensation policies and practices to achieve profits and other business objectives in compliance with our oversight of material short and long-term risks.

For a discussion of our compensation policies and practices for our executive officers, please see the Compensation Discussion and Analysis section of this proxy statement.

Compensation Consultants. Neither our board of directors, management development and compensation committee nor management has engaged any compensation consultants.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership with the SEC, the NYSE and us. Based solely on the review of the copies of such forms and representations by certain reporting persons, we believe that for 2011 our executive officers, directors and 10% stockholders complied with all applicable filing requirements under section 16(a).

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Related Party Transaction Policy. As set forth in our code of business conduct and ethics, from time to time, we engage in transactions with affiliated companies. In addition, certain of our executive officers and directors serve as executive officers and directors of affiliated companies. With respect to transactions between or involving us and one or more of our affiliates, it is not a violation of the code if the transaction, in our opinion, is no less favorable to us than could be obtained from unrelated parties, or the transaction, in the absence of stockholder ratification or approval by our independent directors, is fair to all companies involved. Furthermore, the code provides that:

- directors and officers owe a duty to us to advance our legitimate interests when the opportunity to do so arises; and

- they are prohibited from (a) taking for themselves personally opportunities that properly belong to us or are discovered through the use of our property, information or position, (b) using corporate property, information or position for improper personal gain and (c) competing with our interests.

Our executive officers are responsible for applying this policy to related parties. No specific procedures are in place, however, that govern the treatment of transactions among us and our related entities, although we and such entities may implement specific procedures as appropriate for particular transactions. Provided, in our judgment, the standard set forth in the code of business conduct and ethics is satisfied, we believe, given the number of companies affiliated with Contran, that related party transactions with our affiliates, in many instances (such as achieving economies of scale), are in our best interest. In certain instances, our executive officers may seek the approval or ratification of such transactions by our independent directors, but there is no quantified threshold for seeking this approval.

Relationships with Related Parties. As set forth under the Security Ownership section of this proxy statement, Harold C. Simmons, through Contran, may be deemed to control us. We and other entities that may be deemed to be controlled by or related to Mr. Simmons sometimes engage in the following:

- intercorporate transactions, such as guarantees, management, expense and insurance sharing arrangements, tax sharing agreements, joint ventures, partnerships, loans, options, advances of funds on open account and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties; and

- common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions that resulted in the acquisition by one related party of an equity interest in another related party.

We periodically consider, review and evaluate and understand that Contran and related entities periodically consider, review and evaluate such transactions. Depending upon the business, tax and other objectives then relevant and restrictions under indentures and other agreements, it is possible that we might be a party to one or more of such transactions in the future. In connection with these activities, we may consider issuing additional equity securities or incurring additional indebtedness. Our acquisition activities have in the past and may in the future include participation in acquisition or restructuring activities conducted by other companies that may be deemed to be related to Harold C. Simmons.

Certain directors or executive officers of CompX, Contran, Keystone, NL, TIMET or Valhi also serve as our directors or executive officers. Such relationships may lead to possible conflicts of interest. These possible conflicts of interest may arise under circumstances in which such companies may have adverse interests. In such an event, we implement such procedures as are appropriate for the particular transaction.

Intercorporate Services Agreements. As discussed elsewhere in this proxy statement, we and certain related companies have entered into ISAs. Under the ISAs, employees of one company provide certain services, including executive officer services, to the other company on an annual fixed fee basis. The services rendered under the ISAs may include executive, management, financial, internal audit, accounting, tax, legal, insurance, real estate management, environmental management, risk management, treasury, aviation, human resources, technical, consulting, administrative, office, occupancy and other services as required from time to time in the ordinary course of the recipient's business. The fees paid pursuant to the ISAs are generally based upon an estimated percentage of the time devoted by employees of the provider of the services to the business of the recipient and the employer's cost related to such employees, which includes the expense for the employees' compensation and an overhead component that takes into account other employment related costs. Generally, each of the ISAs renews on a quarterly basis subject to the termination by either party pursuant to a written notice delivered 30 days prior to the start of the next quarter. Because of the number of companies related to Contran and us, we believe we benefit from cost savings and economies of scale gained by not having certain management, financial, legal, tax, real estate and administrative staffs duplicated at each company, thus allowing certain individuals to provide services to multiple companies. With respect to a publicly held company that is a party to an ISA, the ISA and the related aggregate annual charge are approved by the independent directors of the company after receiving the recommendation from the company's management development and compensation committee as well as the concurrence of the chief financial officer. See the Compensation of our Named Executive Officers Employed by Contran part of the Compensation Discussion and Analysis section in this proxy statement for a more detailed discussion on the procedures and considerations taken by our independent directors in approving the aggregate 2011 fee charged to us under our ISA with Contran.

In 2011, we paid Contran fees of approximately $9.6 million for its services under our ISA with Contran, including amounts for the services of certain of our named executive officers that are employees of Contran, as disclosed in the 2011 Summary Compensation Table in this proxy statement. In 2012, we expect to pay Contran fees of approximately $11.2 million for its services under this ISA, including the services of certain of our named executive officers that are employees of Contran. We also pay director compensation and expenses directly to Messrs. Harold and Glenn Simmons and Watson for their services as our directors, as disclosed above in the 2011 Summary Compensation Table and the 2011 Director Compensation Table.

Risk Management Program. We and Contran participate in a combined risk management program. Pursuant to the program, Contran and certain of its subsidiaries and related entities, including us and certain of our subsidiaries and related entities, as a group purchase insurance policies and risk management services. The program apportions its costs among the participating companies. Tall Pines and EWI provide for or broker the insurance policies. Tall Pines purchases reinsurance for substantially all of the risks it underwrites. EWI also provides claims and risk management services and, where appropriate, engages certain third-party risk management consultants. Tall Pines is a captive insurance company wholly owned by Valhi. EWI is a reinsurance brokerage and risk management company wholly owned by NL. Tall Pines purchases reinsurance from third-party insurance carriers with an A.M. Best Company rating of generally at least an "A-" (excellent) for substantially all of the risks it underwrites. Consistent with insurance industry practices, Tall Pines and EWI receive commissions from insurance and reinsurance underwriters and/or assess fees for the policies that they provide or broker.

With respect to certain of such jointly owned insurance policies, it is possible that unusually large losses incurred by one or more insureds during a given policy period could leave the other participating companies without adequate coverage under that policy for the balance of the policy period. As a result, Contran and certain of its subsidiaries or related companies, including us, have entered into a loss sharing agreement under which any uninsured loss is shared by those companies who have submitted claims under the relevant policy. We believe the benefits in the form of reduced premiums and broader coverage associated with the group coverage for such policies justify the risks associated with the potential for any uninsured loss.

During 2011, we paid Tall Pines and EWI in the aggregate approximately $9.5 million, including approximately $1.9 million paid by Louisiana Pigment Company, L.P., a partnership of which one of our wholly owned subsidiaries and a subsidiary of Huntsman Corporation (NYSE: HUN) each own 50%. These amounts principally represent payments for insurance premiums, which include premiums or fees paid to Tall Pines and commissions or fees paid to EWI. These amounts also include payments to insurers or reinsurers through EWI for the reimbursement of claims within our applicable deductible or retention ranges that such insurers and reinsurers paid to third parties on our behalf, as well as amounts for claims and risk management services and various other third-party fees and expenses incurred by the program. In our opinion, the program's allocations of its costs among us and our related entities are reasonable. We believe the amounts that we, our subsidiaries and Louisiana Pigment paid for the combined risk management program are less than the costs we would have incurred had we entirely used unrelated third parties for the services the program provided. We expect that these relationships with Tall Pines and EWI will continue in 2012. Because we believe there is no conflict of interest regarding our participation in the combined risk management program, our audit committee received a report regarding this program but we did not ask our independent directors to approve it.

Tax Matters. We and our qualifying subsidiaries are members of the consolidated U.S. federal tax return of which Contran is the parent company, which we refer to as the "Contran Tax Group." As a member of the Contran Tax Group and pursuant to certain tax sharing agreements or policies, each of the members and its qualifying subsidiaries compute provisions for U.S. income taxes on a separate company basis using tax elections made by Contran. Pursuant to the tax sharing agreements or policies and using tax elections made by Contran, each of the parties makes payments or receives payments in amounts it would have paid to or received from the U.S. Internal Revenue Service had it not been a member of the Contran Tax Group but instead had been a separate taxpayer. Refunds are generally limited to amounts previously paid under the respective tax sharing agreement or policy. We and our qualifying subsidiaries are also a part of consolidated tax returns filed by Contran in certain U.S. state jurisdictions. The terms of the applicable tax sharing agreements or policies also apply to state payments to these jurisdictions.

Under applicable law, we, as well as every other member of the Contran Tax Group, are each jointly and severally liable for the aggregate federal income tax liability of Contran and the other companies included in the group for all periods in which we are included in the group. Under our tax agreement with Valhi, Valhi agrees to indemnify us for any liability for income taxes of the Contran Tax Group in excess of our tax liability previously computed and paid by us in accordance with the tax allocation policy.

Under certain circumstances, tax regulations could require Contran to treat items differently than we would have treated them on a stand-alone basis. In such instances, accounting principles generally accepted in the United States of America require us to conform to Contran's tax elections. For 2011, pursuant to our tax sharing agreement and policies with Valhi, we made a net cash payment for income taxes to Valhi of approximately $43.5 million.

Because the calculation of our tax payments or refunds is determined pursuant to applicable tax law, we believe there is no conflict of interest regarding our tax sharing agreement and policies with Valhi. Consequently, our independent directors received a report regarding such tax sharing agreement and policies but were not asked to approve our tax agreement or policies or the resulting payments or refunds for income taxes.

Related Party Loans for Cash Management Purposes. From time to time, loans and advances are made between us and various related parties pursuant to term and demand notes. These loans and advances are entered into principally for cash management purposes pursuant to our cash management program. When we loan funds to related parties, the lender is generally able to earn a higher rate of return on the loan than the lender would earn if the funds were invested in other instruments. While certain of such loans may be of a lesser credit quality than cash equivalent instruments otherwise available to us, we believe that we have evaluated the credit risks involved, and that those risks are reasonable and reflected in the terms of the applicable loans. When we borrow from related parties, we are generally able to pay a lower rate of interest than we would pay if we borrowed from unrelated parties.

In April 2010, we entered into an unsecured revolving credit promissory note with Contran pursuant to which we may borrow up to $40.0 million from Contran. Our loan from Contran under the revolving note was unsecured, bore interest at the prime rate minus 0.5% with interest payable quarterly and all principal and unpaid interest due on the earlier of demand or December 31, 2011. We did not borrow any amounts from Contran under this loan during 2011. This note terminated at its maturity on December 31, 2011. Because this loan was for cash management purposes, our independent directors received periodic reports regarding such loan from Contran, but we did not ask our independent directors to approve it.

In November 2010, we entered into an unsecured revolving credit promissory note with Valhi pursuant to which, as amended, we agreed to loan Valhi up to $225.0 million. Our loan to Valhi under the revolving note was unsecured, bore interest at the prime rate plus 1.00% with interest payable quarterly and all principal and unpaid interest due on demand, but in any event no earlier than December 31, 2013. Any principal Valhi borrowed from us under this loan was solely at our discretion. During 2011, we received interest from Valhi on the revolving principal balance under this note of approximately $3.7 million. As of December 31, 2011, Valhi had a principal amount outstanding under this note of approximately $136.1 million, which was the largest amount of principal Valhi had borrowed from us during 2011. Because this loan was for the cash management purposes, our independent directors received periodic reports regarding such loan to Valhi, but we did not ask our independent directors to approve it.

Data Recovery Program. We and Contran participate in a combined information technology data recovery program that Contran provides from a data recovery center that it established. Pursuant to the program, Contran and certain of its subsidiaries and related entities, including us and certain of our subsidiaries and related entities, as a group share information technology data recovery services. The program apportions its costs among the participating companies. We paid Contran $97,000 for such services in 2011. We expect that this relationship with Contran will continue in 2012. Because we believe there is no conflict of interest regarding our participation in the combined information technology data recovery program, our independent directors received a report regarding such program, but we did not ask our independent directors to approve it.

Simmons Family Matters. In addition to the services he provides under our ISA with Contran as discussed under the Intercorporate Services Agreements section above, certain family members of Harold C. Simmons also provide services to us through Contran pursuant to this ISA. In 2011, L. Andrew Fleck (a step-son of Harold Simmons) provided certain real property management services to us pursuant to this ISA. The portion of the fees we paid to Contran in 2011 pursuant to this ISA attributable to the services of Mr. Fleck was less than $120,000. We expect the portion of the fees we will pay under this ISA for 2012 attributable to the services of Mr. Fleck to be a similar amount. See the Intercorporate Services Agreements section above for a more detailed discussion on the procedures and considerations taken by our independent directors in approving the aggregate 2011 ISA fee Contran charged us. As disclosed in the 2011 Director Compensation Table in this proxy statement, Mr. Glenn Simmons (a brother of Harold C. Simmons) also received compensation in cash and stock from us for his services as a director for 2011 and is expected to continue to receive similar compensation for 2012 for such services.

AUDIT COMMITTEE REPORT

Our audit committee of the board of directors is comprised of four directors and operates under a written charter adopted by the board of directors. All members of our audit committee meet the independence standards established by the board of directors and the NYSE and promulgated by the SEC under the Sarbanes-Oxley Act of 2002. The audit committee charter is available on our website at *www.kronosww.com* under the corporate governance section.

Our management is responsible for, among other things, preparing our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or "GAAP," establishing and maintaining internal control over financial reporting (as defined in Securities Exchange Act Rule 13a-15(f)) and evaluating the effectiveness of such internal control over financial reporting. Our independent registered public accounting firm is responsible for auditing our consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for expressing an opinion on the conformity of the financial statements with GAAP. Our independent registered public accounting firm is also responsible for auditing our internal control over financial reporting in accordance with such standards and for expressing an opinion on our internal control over financial reporting. Our audit committee assists the board of directors in fulfilling its responsibility to oversee management's implementation of our financial reporting process. In its oversight role, our audit committee reviewed and discussed the audited financial statements and our internal control over financial reporting with management and with PwC, our independent registered public accounting firm for 2011.

Our audit committee met with PwC and discussed any issues deemed significant by our independent registered public accounting firm, including the matters required to be discussed pursuant to the auditing standards of the Public Company Accounting Oversight Board. PwC has provided to our audit committee written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and our audit committee discussed with PwC the firm's independence. Our audit committee also concluded that PwC's provision of other permitted non-audit services to us and our related entities is compatible with PwC's independence.

Based upon the foregoing considerations, our audit committee recommended to the board of directors that our audited financial statements be included in our 2011 Annual Report on Form 10-K for filing with the SEC.

Members of our audit committee of the board of directors respectfully submit the foregoing report.

Cecil H. Moore, Jr.
Chairman of our Audit Committee

George E. Poston
Member of our Audit Committee

Keith R. Coogan
Member of our Audit Committee

R. Gerald Turner
Member of our Audit Committee

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM MATTERS

Independent Registered Public Accounting Firm. PwC served as our independent registered public accounting firm for the year ended December 31, 2011. Our audit committee has appointed PwC to review our quarterly unaudited condensed consolidated financial statements to be included in our Quarterly Report on Form 10-Q for the first quarter of 2012. We expect PwC will be considered for appointment to:

- review our quarterly unaudited condensed consolidated financial statements to be included in our Quarterly Reports on Form 10-Q for the second and third quarters of 2012 and the first quarter of 2013; and

- audit our annual consolidated financial statements and internal control over financial reporting for the year ending December 31, 2012.

Representatives of PwC are not expected to attend the annual meeting.

Fees Paid to PricewaterhouseCoopers LLP. The following table shows the aggregate fees that our audit committee has authorized and PwC has billed or is expected to bill to us for services rendered for 2010 and 2011. Additional fees for 2011 may subsequently be authorized and paid to PwC, in which case the amounts disclosed below for fees paid to PwC for 2011 would be adjusted to reflect such additional payments in our proxy statement relating to next year's annual stockholder meeting.

Type of Fees	2010	2011
	(in thousands)	
Audit Fees (1)	$ 2,027	$ 2,178
Audit-Related Fees (2)	21	68
Tax Fees (3)	12	30
All Other Fees	-0-	-0-
Total	**$ 2,060**	**$ 2,276**

(1) Fees for the following services:

(a) audits of consolidated year-end financial statements for each year and, as applicable, of internal control over financial reporting;
(b) reviews of the unaudited quarterly financial statements appearing in Forms 10-Q for each of the first three quarters of each year;
(c) consents and/or assistance with registration statements filed with the SEC;
(d) normally provided statutory or regulatory filings or engagements for each year; and
(e) the estimated out-of-pocket costs PwC incurred in providing all of such services, for which PwC is reimbursed.

For 2010, the amount for audit fees includes $179,000 we incurred as a result of our November 2010 secondary public offering of 17.94 million shares of common stock (adjusted for our 2-for-1 common stock split distributed in the form of a stock dividend on May 20, 2011).

(2) Fees for assurance and related services reasonably related to the audit or review of financial statements for each year. These services included accounting consultations and attest services concerning financial accounting and reporting standards and advice concerning internal control over financial reporting.

(3) Permitted fees for tax compliance, tax advice and tax planning services.

Preapproval Policies and Procedures. For the purpose of maintaining the independence of our independent registered public accounting firm, our audit committee has adopted policies and procedures for the preapproval of audit and other permitted services the firm provides to us or any of our subsidiaries. We may not engage the firm to render any audit or other permitted service unless the service is approved in advance by our audit committee pursuant to the committee's amended and restated preapproval policy. Pursuant to the policy:

- the committee must specifically preapprove, among other things, the engagement of our independent registered public accounting firm for audits and quarterly reviews of our financial statements, services associated with certain regulatory filings, including the filing of registration statements with the SEC, and services associated with potential business acquisitions and dispositions involving us; and

- for certain categories of other permitted services provided by our independent registered public accounting firm, the committee may preapprove limits on the aggregate fees in any calendar year without specific approval of the service.

These other permitted services include:

- audit-related services, such as certain consultations regarding accounting treatments or interpretations and assistance in responding to certain SEC comment letters;

- audit-related services, such as certain other consultations regarding accounting treatments or interpretations, employee benefit plan audits, due diligence and control reviews;

- tax services, such as tax compliance and consulting, transfer pricing, customs and duties and expatriate tax services; and

- assistance with corporate governance matters and filing documents in foreign jurisdictions not involving the practice of law.

The policy also lists certain services for which the independent auditor is always prohibited from providing us under applicable requirements of the SEC or the Public Company Accounting Oversight Board.

Pursuant to the policy, our audit committee has delegated preapproval authority to the chairman of the committee or his designee to approve any fees in excess of the annual preapproved limits for these categories of other permitted services provided by our independent registered public accounting firm. The chairman must report any action taken pursuant to this delegated authority at the next meeting of the committee.

For 2011, our audit committee preapproved all of PwC's services provided to us or any of our subsidiaries in compliance with our amended and restated preapproval policy without the use of the SEC's *de minimis* exception to such preapproval requirement.

PROPOSAL 2
2012 DIRECTOR STOCK PLAN

Background. The Kronos Worldwide, Inc. 2003 Long-Term Incentive Plan expires on October 31, 2013. The 2003 plan allows for many different types of equity and performance-based compensation (such as, without limitation, cash, stock options, stock appreciation rights, restricted or unrestricted stock and performance awards) that can be awarded to our key employees, or other key individuals who perform services for us, including, without limitation, directors who are not our employees. Our management development and compensation committee administers the 2003 plan and has only authorized grants of our common stock to our directors under the plan. As a result, our board of directors authorized the replacement of the 2003 plan with a new 2012 Director Stock Plan that only allows for grants of our common stock to our directors. Our board of directors adopted the 2012 plan on February 9, 2012 and it will be effective if and when the stockholders approve it at the 2012 annual meeting of our stockholders to be held on May 10, 2012. If the 2012 Director Stock Plan is approved by our stockholders, our board of directors has authorized the termination of the 2003 plan on June 15, 2012. The text of the 2012 Director Stock Plan is attached as **Exhibit A** to this proxy statement. The description of the 2012 plan in this proxy statement is qualified in its entirety by reference to the complete text of the plan in **Exhibit A**.

Description of the 2012 Director Stock Plan

Purpose. The purpose of the 2012 Director Stock Plan is to replace the 2003 Long-Term Incentive Plan with a plan that is limited to grants of our common stock to our directors and to continue to advance our interests and those of our stockholders by providing incentives to our directors to contribute to our strategic and long-term performance objectives and growth.

Grants and Eligible Persons. The 2012 Director Stock Plan provides solely for grants of shares of our common stock to our directors. These grants of our common stock are issued free of restrictions on transfer (other than restrictions imposed by federal or state securities laws, as applicable) and free of forfeiture conditions. We currently have seven directors and have recommended the re-election of each director at the 2012 annual meeting of our stockholders.

Grant Conditions. The committee administering the 2012 plan, or the board of directors if it chooses to administer the plan, shall, from time to time, designate written specified performance goals for a given performance period based on the closing price per share of our common stock on the NYSE (or other market quotation system on which such shares are listed or traded) for any performance period that shall serve as a condition to a grant of shares of our common stock to a director.

Administration. Generally, a committee of the board of directors consisting of two or more individuals administers the 2012 Director Stock Plan. The 2012 plan provides that the management development and compensation committee is the initial committee to administer the plan. If the board of directors chooses, it may administer the 2012 plan. The 2012 plan requires that the members of the committee administering the plan satisfy certain independence requirements so that the members are:

- "nonemployee directors" as defined in Rule 16b-3 promulgated by the SEC under Section 16 of the Securities Exchange Act; and
- "outside directors" as defined under regulations promulgated by the U.S. Department of Treasury under Section 162(m) of the Internal Revenue Code of 1986.

Members of the committee must also meet any applicable independence requirements of any stock exchange or other market quotation system on which shares of our common stock are listed or traded. The SEC Rule 16b-3 requirements exempt grants to our executive officers from certain liabilities associated with short-swing trading in our common stock within any six-month period. Compliance with the Section 162(m) treasury regulations allow us to deduct fully the compensation paid to a covered employee, such as our chief executive officer and the three other most highly compensated executive officers named in the compensation tables in our annual proxy statements. Members of the committee or board of directors administering the 2012 plan would be eligible to receive grants of common stock under the plan.

The committee or board of directors administering the 2012 plan determines the directors to whom it grants shares of our common stock and the timing and number of shares of such grants. In addition, the committee or board of directors administering the plan can construe and interpret the plan and any grant under the plan and make all other determinations deemed necessary or advisable for the administration of the plan.

Number of Shares Subject to the 2012 Director Stock Plan. The 2012 plan reserves a maximum of 200,000 shares of our common stock, subject to certain adjustments. The shares of our common stock to be issued under the plan may be either newly issued shares, treasury shares, reacquired shares or any combination of the three.

Annual Limit on 2012 Awards to an Individual. The shares of our common stock that may be granted to any one director in any calendar year under the 2012 plan shall not exceed 10,000 shares.

Adjustments in Shares of Common Stock. Under the 2012 Director Stock Plan, if any change in the outstanding shares of our common stock occurs by reason of an extraordinary or unusual event (such as stock splits, stock dividends, recapitalizations or mergers), the committee or board of directors administering the plan may, in its discretion, make equitable adjustments to the maximum number of shares of our common stock available for grants under the plan or to any director under the plan in any calendar year.

Effectiveness of Rights as Stockholders. In all events, a director has no rights as a stockholder with respect to a grant of shares of common stock under the 2012 plan until the date of issuance of the stock certificate representing such shares. Except when the committee or board of directors administering the plan exercises its discretion to make an equitable adjustment for an extraordinary event described in the previous subsection, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such stock certificate is issued.

Termination. The 2012 Director Stock Plan terminates upon the adoption of a resolution by our board of directors terminating this plan or when no more shares of our common stock are authorized to be issued under the plan.

Plan Amendment or Suspension. Our board of directors may amend or suspend the 2012 Director Stock Plan at any time. Except in certain circumstances, no amendment shall adversely affect in a material manner any right of any recipient of a grant under the plan without such recipient's written consent.

Registration of Kronos Worldwide Common Stock under the 2012 Director Stock Plan. We intend to register the issuance of the shares of our common stock under the 2012 Director Stock Plan with the SEC.

Federal Income Tax Consequences. *The following is a summary of the principal current federal income tax consequences of grants of shares of our common stock under 2012 Director Stock Plan. It does not describe all federal tax consequences under the plan, nor does it describe state, local or foreign tax consequences.*

Grants of Common Stock. Since there will be no restrictions on the shares of our common stock granted to a director under the 2012 Director Stock Plan, the receipt of such shares under the plan by a director will generally be subject to tax at ordinary income rates for the fair market value of the shares on the date of grant. We will send the director a Form 1099-MISC reporting as miscellaneous income the fair market value of the grant, which form may also report any other miscellaneous compensation the director received from us in that calendar year, such as the cash fees we paid the director. Generally, we will be entitled to a corresponding federal income tax deduction at the same time and in the same amount as the ordinary income a director recognizes as a result of a stock grant under the plan.

Plan Benefits. Since the grants of our common stock to our directors under the 2012 Director Stock Plan are at the discretion of the committee or board of directors administering the plan, the number of shares of our common stock and the director recipients of such shares are presently indeterminable.

However, it is anticipated that the management development and compensation committee will administer the plan and adopt the same formula for stock grants to directors under the 2012 Director Stock Plan as the committee used in 2011 under the 2003 plan. For a description of the formula the committee has historically used to grant shares of our common stock to our directors, see footnote 2 to the 2011 Grants of Plan-Based Awards in this proxy statement. The following table sets forth the number of shares of our common stock granted in 2011 and the value of such shares on the date of grant for the following persons or groups.

Name of Person or Group (1)	Date of Grant	Number of Shares of Common Stock (2)	Grant Date Value of Shares of Common Stock (2)
Harold C. Simmons *Chairman of the Board*	May 12, 2011	1,000	$27,385
Steven L. Watson *Vice Chairman of the Board and Chief Executive Officer*	May 12, 2011	1,000	$27,385
All current executive officers as a group (14 persons)	May 12, 2011	2,000	$54,770
All current directors who are not executive officers as a group (5 persons)	May 12, 2011	5,000	$136,925

(1) Certain rows in the table regarding certain Kronos Worldwide officers and employees have been omitted because such officers and employees will not be eligible to receive grants of stock under the 2012 Director Stock Plan and did not receive such grants of common stock in 2011. The shares awarded to Messrs. Harold Simmons and Watson were in connection with their services to us as a member of our board of directors. No shares were awarded to any of our executive officers who were not directors.

(2) These amounts represent the value of the 1,000 shares of our common stock we granted to each of our directors on May 12, 2011. For the purposes of this table, we valued these stock awards at the $27.385 closing price per share of such shares on their date of grant consistent with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718. The common stock share amounts and closing price per share have been adjusted to give effect to our 2-for-1 stock split distributed in the form of a dividend on May 20, 2011.

Vote Required. The affirmative votes of the majority of the shares present in person or represented by proxy at the 2012 annual meeting and entitled to vote will be the requisite vote to approve the 2012 Director Stock Plan. Abstentions will be counted as represented and entitled to vote and will therefore have the effect of a negative vote for this proposal. Broker/nominee non-votes will not be counted as entitled to vote and will have no affect on this proposal.

As already disclosed, Valhi and NL are the direct holders of 50.0% and 30.4%, respectively, of the outstanding shares of our common stock as of the record date and have each indicated their intention to have their shares of our common stock represented at the meeting and to vote such shares FOR the approval of the 2012 Director Stock Plan. If Valhi alone attends the meeting in person or by proxy and votes as indicated, the meeting will have a quorum present and the stockholders will approve the 2012 Director Stock Plan.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "**FOR**" APPROVAL OF THE 2012 DIRECTOR STOCK PLAN.

PROPOSAL 3
NONBINDING ADVISORY RESOLUTION ON NAMED EXECUTIVE OFFICER COMPENSATION

Background. Pursuant to Section 14A of the Securities Exchange Act, a publicly held company is required to submit to its stockholders a nonbinding advisory vote to approve the compensation of its named executive officers, commonly known as a "Say-on-Pay" proposal. On May 12, 2011, our stockholders approved, on a nonbinding advisory basis, an annual Say-on-Pay. The next nonbinding stockholder advisory vote on the frequency of a Say-on-Pay proposal will be held in 2017.

Say-on-Pay Proposal. This proposal affords our stockholders the opportunity to submit a nonbinding advisory vote on our named executive officer compensation. The Compensation Discussion and Analysis section, the tabular disclosure regarding our named executive officer compensation and the related disclosure in this proxy statement describe our named executive officer compensation and the compensation decisions made by our management and our management development and compensation committee of the board of directors with respect to our named executive officers. This proposal is not intended to address any specific element of compensation of our named executive officers as described in this proxy statement, but the compensation of our named executive officers in general. Our board of directors requests that each stockholder cast a nonbinding advisory vote to adopt the following resolution:

> **RESOLVED**, that, by the affirmative vote of the majority of shares present in person or represented by proxy at the 2012 annual meeting and entitled to vote thereon, the stockholders of Kronos Worldwide, Inc. approve, on a nonbinding advisory basis, the compensation of its executive officers named in the 2011 Summary Compensation Table in the 2012 annual meeting proxy statement of Kronos Worldwide, Inc. as such compensation is disclosed in the proxy statement pursuant to the executive compensation disclosure rules of the U.S. Securities and Exchange Commission, which disclosure includes the compensation discussion and analysis, the compensation tables and any related disclosure in the proxy statement.

Effect of the Proposal. The Say-on-Pay proposal is nonbinding and advisory. Our stockholders' approval or disapproval of this proposal will not require our board of directors, its management development and compensation committee or our management to take any action regarding our executive compensation practices.

Vote Required. Because this proposal is a nonbinding advisory vote, there is no minimum requisite vote to approve the Say-on-Pay proposal. The proposed resolution provides that the affirmative vote of the majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote will be the requisite vote to adopt the resolution and approve the compensation of our named executive officers as such compensation is disclosed in this proxy statement. Accordingly, abstentions will be counted as represented and entitled to vote and will therefore have the effect of a negative vote. Broker/nominee non-votes will not be counted as entitled to vote and will have no affect on this proposal.

As already disclosed, Valhi and NL are the direct holders of 50.0% and 30.4%, respectively, of the outstanding shares of our common stock as of the record date and have each indicated their intention to have their shares of our common stock represented at the meeting and to vote such shares FOR the Say-on-Pay proposal and adoption of the resolution that approves the compensation of our named executive officers as described in this proxy statement. If Valhi alone attends the meeting in person or by proxy and votes as indicated, the meeting will have a quorum present and the stockholders will adopt the resolution and approve the nonbinding advisory Say-on-Pay proposal.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE SAY-ON-PAY PROPOSAL AS SET FORTH IN THE NONBINDING ADVISORY RESOLUTION APPROVING OUR NAMED EXECUTIVE OFFICER COMPENSATION AS DISCLOSED IN THIS PROXY STATEMENT.

OTHER MATTERS

The board of directors knows of no other business that will be presented for consideration at the annual meeting. If any other matters properly come before the meeting, the persons designated as agents in the enclosed proxy card will vote on such matters in their discretion.

2011 ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 is included as part of the annual report furnished to our stockholders with this proxy statement and may also be accessed on our website at *www.kronosww.com*.

STOCKHOLDERS SHARING THE SAME ADDRESS

Stockholders who share an address and hold shares through a brokerage firm or other nominee may receive only one copy of the notice of internet availability of proxy materials. This procedure, referred to as householding, reduces the volume of duplicate information stockholders receive and reduces mailing and printing expenses. A number of brokerage firms have instituted householding. You should notify your brokerage firm or other nominee if:

- you no longer wish to participate in householding and would prefer to receive a separate notice of internet availability of proxy materials; or
- you receive multiple copies of the notice of internet availability of proxy materials at your address and would like to request householding of our communications.

REQUEST COPIES OF THE 2011 ANNUAL REPORT AND THIS PROXY STATEMENT

To obtain copies of our 2011 annual report to stockholders or this proxy statement without charge, please mail your request to the attention of A. Andrew R. Louis, corporate secretary, at Kronos Worldwide, Inc., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697, or call him at 972.233.1700.

KRONOS WORLDWIDE, INC.

Dallas, Texas
March 30, 2012

EXHIBIT A

KRONOS WORLDWIDE, INC.

2012 DIRECTOR STOCK PLAN

Section 1. ***Purpose***. The purpose of this Plan is to advance the interests of Kronos Worldwide and its stockholders by providing incentives to its directors to contribute to the strategic and long-term performance objectives and growth of Kronos Worldwide.

Section 2. ***Definitions***. The following terms shall have the meanings indicated:

(a) "*Board*" shall mean the board of directors of Kronos Worldwide.

(b) "*Code*" shall mean the Internal Revenue Code of 1986, as it now exists or may be amended from time to time, and the rules and regulations promulgated thereunder, as they may exist or may be amended from time to time.

(c) "*Committee*" shall mean a committee of the Board, if any, designated by the Board to administer this Plan that is comprised of not fewer than two directors and shall initially mean the management, development and compensation committee of the Board. The membership of the Committee or any successor committee (i) shall consist of "nonemployee directors" (as defined in Rule 16b-3) and meet any other applicable requirements so as to comply at all times with the applicable requirements of Rule 16b-3, (ii) shall consist of "outside directors" (as defined in Treasury Regulation §1.162-27(e)(3)(i) or any successor regulation) and meet any other applicable requirements so as to comply at all times with the applicable requirements of Section 162(m) and (iii) shall meet any applicable requirements of any stock exchange or other market quotation system on which Common Shares are listed or traded. References to the Committee hereunder shall include the Board where appropriate.

(d) "*Company*" shall mean Kronos Worldwide and any parent or privately held subsidiary of Kronos Worldwide.

(e) "*Common Shares*" shall mean shares of common stock, par value $0.01 per share, of Kronos Worldwide and stock of any other class into which such shares may thereafter be changed.

(f) "*Effective Date*" shall mean May 10, 2012.

(g) "*Exchange Act*" shall mean the Securities Exchange Act of 1934, as it now exists or may be amended from time to time, and the rules promulgated thereunder, as they may exist or may be amended from time to time.

(h) "*Director*" shall mean a member of the board of directors of Kronos Worldwide at such time.

(i) "*Grant*" shall mean a grant of Common Shares to a Director under this Plan.

(j) "*Kronos Worldwide*" shall mean Kronos Worldwide, Inc., a Delaware corporation, and any of its privately held subsidiaries..

(k) "*Plan*" shall mean this Kronos Worldwide, Inc. 2012 Director Stock Plan, as it may be amended from time to time.

(l) "*Rule 16b-3*" shall mean Rule 16b-3 promulgated by the U.S. Securities and Exchange Commission under the Exchange Act and any successor rule.

(m) *"Section 162(m)"* shall mean §162(m) of the Code, any rules or regulations promulgated thereunder, as they may exist or may be amended from time to time, or any successor to such section.

(n) *"Treasury Regulation"* shall mean a final, proposed or temporary regulation of the U.S. Department of Treasury under the Code and any successor regulation.

Section 3. *Administration.* Unless the Board shall designate itself, this Plan shall be administered by the Committee.

The Committee has all the powers vested in it by the terms of this Plan. Such powers shall include the exclusive authority to select the Directors to receive Grants under this Plan, and to determine the number of Common Shares granted, the time of the Grants to be made to each Director selected and the terms and conditions (if any) associated with the Grants. The Committee is authorized to interpret this Plan and to make any other determinations that it deems necessary or desirable for the administration of this Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Grant in the manner and to the extent the Committee deems necessary or desirable to carry it into effect. Any decision of the Committee in the interpretation and administration of this Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. The Committee may act only by a majority of its members, *except* that the members thereof may authorize any one or more of their members or any officer of Kronos Worldwide to execute and deliver documents or to take any other ministerial action on behalf of the Committee with respect to Grants.

No member of the Committee and no officer of the Company shall be liable for anything done or omitted to be done by him or her, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under this Plan, *except* for his or her own willful misconduct or as expressly provided by statute. In addition to all other rights of indemnification and reimbursement to which a member of the Committee and an officer of the Company may be entitled, the Company shall indemnify and hold harmless each such member or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding or suit in connection with the performance of duties under this Plan against expenses (including reasonable attorneys' fees), judgments, fines, liabilities, losses and amounts paid in settlement actually and reasonably incurred by him or her in connection with such proceeding or suit, *except* for his or her own willful misconduct or as expressly provided otherwise by statute. Expenses (including reasonable attorneys' fees) incurred by such a member or officer in defending any such proceeding or suit shall be paid by the Company in advance of the final disposition of such proceeding or suit upon receipt of a written affirmation by such member or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of such member or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Company as authorized in this Section.

Section 4. *Grants of Common Shares under this Plan.*

(a) *Maximum Number of Shares that May be Issued.* There may be issued under this Plan an aggregate of not more than 200,000 Common Shares, subject to adjustment as provided in **Section 5.** Common Shares issued pursuant to this Plan may be either authorized but unissued shares, treasury shares or any combination thereof. The number of Common Shares that may be issued to a Director under this Plan may not exceed 10,000 shares in any calendar year.

(b) *Conditions for Receipt of Grant.* Entitlement to a Grant shall be conditioned upon achieving specified Company performance goals for a given performance period based on the closing price per share on the New York Stock Exchange (or any other stock exchange or market quotation system on which Common Shares are listed or traded) for the period specified by the Committee. The Committee shall, from time to time, designate the performance goals, which shall be documented in writing, and, for any performance period, must be established no later than ninety (90) days after the commencement of such performance period.

(c) *Rights with Respect to Common Shares and Other Securities.* Except as provided in **Section 5**, no adjustment shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities, other property or other forms of consideration, or any combination thereof) for which the record date is prior to the date such stock certificate or other instrument of ownership, if any, is issued. In all events, a Director who receives a Grant shall have no rights as a stockholder with respect to such Common Shares represented by such Grant until the issuance to him or her of a stock certificate representing such shares.

Section 5. ***Dilution and Other Adjustments.*** In the event of any change in the outstanding Common Shares by reason of any stock split, stock dividend or other extraordinary or unusual event, if the Committee shall determine, in its discretion, that such change equitably requires an adjustment to the maximum number of Common Shares available for issuance (i) under this Plan or (ii) to any one Director under this Plan in any one calendar year, such adjustments may be made by the Committee and shall be final, conclusive and binding for all purposes of this Plan.

Section 6. ***Miscellaneous Provisions.***

(a) No fractional shares may be delivered under a Grant, but in lieu thereof a cash or other adjustment shall be made as determined by the Committee in its discretion.

(b) Determinations made by the Committee under this Plan need not be uniform and may be made selectively among Directors, whether or not such Directors are similarly situated. Such determinations shall include the right to exercise discretion to reduce prior to its grant date the amount of a Grant made to any Director; *provided, however*, the exercise of discretion shall not have the effect of increasing any Grant that is payable to any Director.

(c) No Director or other person shall have any claim or right with respect to this Plan, the Common Shares reserved for issuance under this Plan or in any Grant, contingent or otherwise, until the Common Shares represented by such Grant shall have been delivered to the recipient and all the terms, conditions and provisions of this Plan and the Grant applicable to such recipient (and each person claiming under or through him or her) have been met.

(d) No Common Shares shall be issued hereunder with respect to any Grant unless counsel for Kronos Worldwide shall be satisfied that such issuance will be in compliance with applicable law and any applicable rules of any stock exchange or other market quotation system on which Common Shares are listed or traded.

(e) It is the intent of Kronos Worldwide that this Plan comply in all respects with Rule 16b-3 and Section 162(m) with respect to Grants, that any ambiguities or inconsistencies in construction of this Plan be interpreted to give effect to such intention and that if any provision of this Plan is found not to be in compliance with Rule 16b-3 or Section 162(m), such provision shall be deemed null and void with respect to Grants granted to executive officers of Kronos Worldwide to the extent required to permit such Grants to comply with Rule 16b-3 and Section 162(m).

(f) The expenses of this Plan shall be borne by Kronos Worldwide; *provided, however*, Kronos Worldwide may recover from a Director or his or her heirs or assigns any and all damages, fees, expenses and costs incurred by Kronos Worldwide arising out of any actions taken by a Director in breach of this Plan.

(g) By accepting any Grant or other benefit under this Plan, each Director and each person claiming under or through him or her shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken under this Plan by Kronos Worldwide, the Board or the Committee.

(h) The appropriate officers of Kronos Worldwide shall cause to be filed any reports, returns or other information regarding Grants hereunder of any Common Shares issued pursuant hereto as may be required by applicable law and any applicable rules of any stock exchange or other market quotation system on which Common Shares are listed or traded.

(i) The validity, construction, interpretation, administration and effect of this Plan, and of its rules and regulations, and rights relating to this Plan and to Grants under this Plan, shall be governed by the substantive laws, but not the choice of law rules, of the state of Delaware.

(j) Records of Kronos Worldwide shall be conclusive for all purposes under this Plan or any Grant, unless determined by the Committee to be incorrect.

(k) If any provision of this Plan or any specific Grant is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of this Plan, the specific Grant or any other Grant, but such provision shall be fully severable, and this Plan, such specific Grant and any other Grant, as applicable, shall be construed and enforced as if the illegal or invalid provision had never been included in this Plan, the specific Grant or any other Grant, as applicable.

(l) The terms of this Plan shall govern all Grants under this Plan and in no event shall the Committee have the power to authorize a Grant under this Plan that is contrary to any of the provisions of this Plan.

Section 7. ***Plan Amendment or Suspension.*** This Plan may be amended or suspended in whole or in part at any time from time to time by the Board. No amendment of this Plan shall adversely affect in a material manner any right of any person with respect to any Grant previously granted without such person's written consent.

Section 8. ***Plan Termination.*** This Plan shall terminate upon the earlier of the following dates or events to occur:

(a) upon the adoption of a resolution of the Board terminating this Plan; or

(b) when no more Common Shares are authorized to be issued under this Plan.

No termination of this Plan shall materially alter or impair any of the rights or obligations of any person, without his or her consent, under any Grant previously granted under this Plan.

Section 9. ***Effective Date.*** This Plan shall be effective, and Grants awarded under this Plan, on or after the Effective Date.

ADOPTED BY THE BOARD:	**February 9, 2012**
APPROVED BY THE STOCKHOLDERS:	**May 10, 2012**
EFFECTIVE DATE:	**May 10, 2012**

EXECUTED to evidence this Kronos Worldwide, Inc. 2012 Director Stock Plan adopted by the Board on February 9, 2012 and the stockholders of Kronos Worldwide on May 10, 2012.

KRONOS WORLDWIDE, INC.

By: ________________________________

A. Andrew R. Louis
Vice President and Secretary

KRONOS WORLDWIDE, INC.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697